Exhibit 99.1

A MESSAGE FROM THE CHAIRMAN

Dear Fellow Shareholders of Prima BioMed,

It is with great pleasure that we invite you to attend an Extraordinary General Meeting of shareholders of our company, to be held in Sydney on 31 July 2015.

This meeting will be one of the more important to be held in Prima’s 14 years as a listed biotech company. If the resolutions being put before our shareholders are passed, they will enable significant funding for the exciting immuno-oncology programs added to our portfolio through the acquisition of Immutep SA late last year. The resolutions will also enable a significant investment in Prima from the US-based Ridgeback Capital Investments, whose willingness to back Prima, we believe, constitutes a significant step forward for our company in terms of its credibility with key opinion leaders in Life Sciences investments.

We will now set out a brief explanation and context for each of the proposed resolutions in the Notice of Meeting.

Resolution 1 & 2

In resolutions 1 and 2 we propose to ratify prior issues of shares and warrants under the Immutep acquisition agreement and the Bergen funding agreement from last year. The passing of Resolutions 1 and 2 also gives us greater flexibility in terms of our capital management. Under the ASX listing rules Prima is allowed to issue up to 25% of its issued share capital over a 12 month rolling period. The Resolutions effectively refresh this placement capacity for the coming 12 months. As a company in the clinical development phase, it is important for Prima to have as much flexibility as possible to raise funding as and when it is required to support our clinical programs. We therefore encourage shareholders to vote in favour of Resolutions 1 and 2, ratifying the issue of warrants and shares to the Immutep vendors as agreed in December 2014 and to Bergen under the terms of their funding agreement.

Resolutions 3 & 4

The most important items in this Notice of Meeting are those items which seek shareholder approval for the Ridgeback investment. The board believes that Ridgeback’s support has been an important part of our recent stock market re-rating. Ridgeback, founded in 2006 by Wayne Holman, has over the last decade established a strong track record of success in the Life Sciences space globally. Its investments in companies like Adaptimmune and Trillium, have established Ridgeback’s strong credentials in our specialised field in particular.

Our fund raising journey was not an easy one. Marc and his team worked around the clock to put together a financing package that would allow the company to move more quickly towards its development goals. At this point in time, advances in science, medicine and research seem to be happening at an unprecedented pace. Accelerating Prima’s pipeline is imperative to the success of the company. Prior to Ridgeback’s initial investment, the company had only a few months of cash available. We were fortunate in that Ridgeback expressed a desire to purchase additional equity at a price which was similar to the prevailing stock price at the time of the press release announcing the deal. We believe that there are substantial benefits to a significant Ridgeback investment; benefits that we may not achieve if the deal is not voted through. Specifically, we believe that a meaningful Ridgeback investment provides us with:

(1) introductions to other well respected investment institutions which will help in future financings;

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889

(2) the ability to attract other top level executives and researchers to the company and the board;

(3) potential introductions for additional in-licensing opportunities;

(4) increased visibility to other biotechnology and pharmaceutical companies as potential partners and collaborators on Prima’s internal assets; and

(5) industry expertise based on Wayne Holman’s intense study of drug development over the last 15 years.

We also found Ridgeback very supportive in terms of the size and structure of their investment at a time when sentiment towards our company was not strong and the share price was down to 2 cents. We have found, especially from US and European biotech investors, general acclaim for us having attracted an investor of Ridgeback’s calibre. We believe that other US Life Science investors will now be more willing to follow Ridgeback’s lead. This support is reflected in the greatly increased interest in our NASDAQ ADR program. We strongly support shareholder approval of Resolution 3, ratifying the prior issue of shares to Ridgeback, and Resolution 4, approving the terms of Ridgeback’s cornerstone investment, in the absence of a superior proposal. The level of investment and the nature of the support Ridgeback will provide us as a strategic cornerstone investor will, we believe, confer a significant advantage in taking Prima to the next stage of its evolution and development.

Attached to this Notice of Meeting is an Independent Expert’s Report prepared by KPMG related to the Ridgeback transaction which concludes that the transaction is reasonable to non-associated shareholders (that is, shareholders other than Ridgeback) and it is in their best interests to approve the proposal in the absence of a superior proposal. The Expert’s Report finding that the transaction is ‘not fair’ primarily stems from the magnitude of the share price run in the wake of the Ridgeback transaction announcement, to a point where the prevailing market price now exceeds the upper limit of KPMG’s valuation range. Your board is recommending this transaction to shareholders nonetheless, because it provides a strong cornerstone investor in Ridgeback, which in turn provides a strong signal to the market in terms of stability in meeting future funding requirements. Ridgeback’s investment has also, we believe, confirmed the Board’s view that the Immutep transaction was a transformational value addition for the company.

Resolution 5

A lot has changed for Prima BioMed since July last year when Marc Voigt was named our new CEO. The board thinks Marc has done an outstanding job in positioning our company for the next stage of growth with the addition of the Immutep programs and Ridgeback’s support. I therefore ask you to support Resolution 5 providing Performance Rights (PRs) to Marc. He has worked literally around the clock and across multiple time zones under a great deal of pressure to ensure the company has the funding it needs to commence its IMP-321 clinical development program. The board believes that the PRs are a very reasonable and well-justified reward for outstanding performance.

Please read the Independent Expert’s Report ahead of casting your vote on the various resolutions. Also, please consider attending this meeting if you can be in Sydney on the day. We look forward to providing an update on the company and the recent transactions as well as answering your questions. If you can’t make it in person, we encourage you to vote by proxy.

I look forward to seeing you on 31 July 2015.

Regards

Lucy Turnbull AO (Chairman).

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889

ACN 009 237 889

NOTICE OF

GENERAL MEETING

Including Explanatory Notes and Proxy Form

To be held on:

31 July 2015

11.00 am (AEST) (registration commencing at 10.30 am)

At:

K&L Gates, Level 31, 1 O’Connell Street, Sydney, NSW, 2000, Australia

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Prima BioMed Limited

ACN 009 237 889

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of Prima BioMed Limited ACN 009 237 889 (Company) will be held at K&L Gates, Level 31, 1 O’Connell Street, Sydney, NSW, 2000, Australia on 31 July 2015 at 11.00am (AEST), for the purposes of transacting the following business.

The Explanatory Notes and Proxy Form accompanying this Notice of General Meeting are incorporated in and comprise part of this Notice of General Meeting.

BUSINESS

Resolution 1:	Ratification of issue of warrants and shares to acquire Immutep S.A.
To consider, and if thought fit, to pass the following ordinary resolution:

“That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, the Company ratifies the previous issue of 200,000,000 Warrants to the vendors of Immutep S.A. as part of the consideration to acquire 100% of the shares in Immutep S.A. in accordance with the terms of the Share Sale Agreement between Prima BioMed Ltd and Immutep S.A. executed and announced on 2nd October 2014, on the terms and conditions set out in the Explanatory Notes.”

Voting Exclusion Statement
The Company will disregard any votes cast on Resolution 1 by:

a)	the vendors of Immutep S.A.; and

b)	an associate of the vendors of Immutep S.A.

However, the Company need not disregard a vote cast on Resolution 1 if it is cast by:

a)	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b)	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides.

Further Information
Further details in respect of Resolution 1 are set out in the Explanatory Notes accompanying this Notice of General Meeting.
Resolution 2:	Ratification of issue of Securities to Bergen Global Opportunity Fund, LP

“That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, the Company ratifies the previous issue of securities to Bergen Global Opportunity Fund, LP and/or its nominee(s) under the Share Purchase Agreement and Convertible Security Agreement dated 2nd October 2014, namely 22,936,950 shares, on the terms and conditions set out in the Explanatory Notes.”

Voting Exclusion Statement
The Company will disregard any votes cast on Resolution 2 by:

a)	Bergen Global Opportunity Fund, LP; and

b)	an associate of Bergen Global Opportunity Fund, LP.

However, the Company need not disregard a vote cast on Resolution 2 if it is cast by:

c)	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

d)	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides.

Further Information
Further details in respect of Resolution 2 are set out in the Explanatory Notes accompanying this Notice of General Meeting.

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Resolution 3:	Ratification of issue of Subscription Shares to Ridgeback
To consider, and if thought fit, to pass the following ordinary resolution:

“That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, the Company ratifies the previous issue of a total of 100,206,500 Shares to Ridgeback Capital Investments L.P. in accordance with the Subscription Agreement, on the terms and conditions set out in the Explanatory Notes.”

Voting Exclusion Statement
The Company will disregard any votes cast on Resolution 3 by:

a)	Ridgeback Capital Investments L.P; and

b)	an associate of Ridgeback Capital Investments L.P.

However, the Company need not disregard a vote cast on Resolution 3 if it is cast by:

c)	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

d)	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides.

Further Information
Further details in respect of Resolution 3 are set out in the Explanatory Notes accompanying this Notice of General Meeting.
Resolution 4:	Approval of the issue of further Securities to Ridgeback
To consider, and if thought fit, to pass the following ordinary resolution:

“That, for the purposes of section 611 (item 7) of the Corporations Act and for all other purposes, the Company authorizes the Board to issue to Ridgeback Capital Investments L.P. 8,475,995 Initial Warrants, 371,445,231 Coverage Warrants, 13,750,828 Convertible Notes, the Placement Shares and the issue of the ordinary shares upon any exercise of the Initial Warrants and Coverage Warrants and conversion of any of the Convertible Notes, as further described in the Explanatory Notes.”

Voting Exclusion Statement
The Company will disregard any votes cast on Resolution 4 by:

(a)	Ridgeback Capital Investments L.P.; and

(b)	an associate of Ridgeback Capital Investments L.P.

However, the Company need not disregard any votes on Resolution 4 if is cast by:

(c)	a person as proxy for a person who is entitled to vote, if the vote is cast in accordance with the directions on the Proxy Form; or

(d)	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Independent Expert’s Report: Shareholders should carefully consider the Independent Expert’s Report attached in Annexure D for the purposes of the Shareholder approval required under 611 (item 7) of the Corporations Act.

Further Information
Further details in respect of Resolution 4 are set out in the Explanatory Notes accompanying this Notice of General Meeting.
Resolution 5:	Grant of Director Performance Rights to Mr Marc Voigt
“That

(i)	for the purposes of Listing Rule 10.14 and for all other purposes, the Company approves and authorises the issue of 20,000,000 Performance Rights to subscribe for 20,000,000 fully paid ordinary shares in the Company to Mr Marc Voigt and/or his nominee within 1 month after the date of this Extraordinary General Meeting, on the terms and conditions set out in the Explanatory Notes accompanying this notice; and

(ii)	for the purposes of section 200E of the Corporations Act, approval be given in specified circumstances for the accelerated vesting of the Performance Rights granted to Mr Voigt in the event of cessation of his employment as described in the Explanatory Memorandum.”

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Voting Exclusion Statement
The Company will disregard any votes cast on Resolution 5 by:

a)	a director of the Company who is eligible to participate in the Executive Incentive Plan (‘EIP’); and

b)	any associate of that director.

However, the Company need not disregard a vote cast on Resolution 5 if it is cast by:

a)	a person as proxy for a person who is entitled to vote, if the vote is case in accordance with the directions on the proxy form; or

b)	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides.

PROXIES

Appointing a proxy

Members are entitled to appoint up to two proxies to act generally at the General Meeting on their behalf, and to vote in accordance with their directions on the Proxy Form. A proxy need not be a member. A personalised Proxy Form is attached to this Notice of General Meeting.

Where two proxies are appointed, each proxy can be appointed to represent a specified proportion or number of the votes of the member. If no number or proportion of votes is specified, each proxy may exercise half of the member’s votes. Neither proxy is entitled to vote on a show of hands if more than one proxy attends the General Meeting.

If you appoint a proxy, the Company encourages you to direct your proxy how to vote on each resolution by marking the appropriate boxes on the Proxy Form.

Completed Proxy Forms (together with any authority under which the Proxy Form was signed, or a certified copy of the authority) must be returned by 11.00am (AEST) on 29 July 2015:

•	by mail to the Boardroom Pty Limited, GPO Box 3993, Sydney, NSW, 2000,2001;

•	personally to Boardroom Pty Limited at Level 12, 225 George Street, Sydney, NSW, 2000;

•	or by facsimile to + 61 (0)2 9290 9655.

•	by online www.votingonline.com.au/primabiomedgm2015

Further instructions are on the reverse of the Proxy Form.

Undirected proxies

Where permitted, the Chairman of the Meeting will vote undirected proxies in favour of all Resolutions. Accordingly, if you want to vote against or abstain from voting on any of these Resolutions, you should direct your proxy how to vote in respect of that Resolution by completing the vote directions in Step 2 of the Proxy Form.

Corporate representatives

A corporation which is a member, or which has been appointed a proxy, may appoint an individual to act as a representative to vote at the General Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the General Meeting evidence of his or her appointment unless it has previously been provided to the Share Registry.

VOTING EXCLUSION

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the Chairperson of the Meeting as proxy for a person who is entitled to vote in accordance with a direction on the Proxy Form to vote as the proxy decides.

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ENTITLEMENT TO ATTEND AND VOTE AT THE GENERAL MEETING

All members may attend the General Meeting. The Directors have determined that for the purposes of voting at the meeting, Shares will be taken to be held by the persons who are registered as the holders of those Shares as at 11.00am (AEST) on 29 July 2015.

Dated: 26 June 2015

By order of the Board

Deanne Miller

Company Secretary

The accompanying Explanatory Notes and Proxy Form including Voting Instructions form part of this Notice of General Meeting.

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Prima BioMed Limited

ACN 009 237 889

EXPLANATORY NOTES TO NOTICE OF GENERAL MEETING

These Explanatory Notes accompany and form part of the Prima BioMed Ltd Notice of General Meeting to be held on 31 July 2015 at 11.00am (AEST) at the offices of K&L Gates, Level 31, 1 O’Connell Street, Sydney, NSW, 2000, Australia. The Notice of General Meeting should be read together with these Notes.

BUSINESS OF GENERAL MEETING

Introduction

In the accompanying notice of meeting, shareholders are being asked to vote on the introduction of a significant major shareholder to the Company (namely Ridgeback Capital Investments L.P. (Ridgeback)) - which will result in a material capital raising by the Company.

Apart from the ratification of warrants issued to Immutep S.A., the ratification of securities listed below to Bergen Global Opportunity Fund, LP and the proposed allotment of performance rights to Mr Marc Voigt, resolution 4 (discussed in more detail below) seeks shareholder approval for the arrangements under which Ridgeback would become a major shareholder in the Company.

Ridgeback is a highly regarded US based investor in established and emerging healthcare companies, with a particular focus in recent years on Immunotherapy assets. The Board believes that, in the absence of a superior proposal, approving resolution 4 is important for the future of the Company as:

•	the level of funding will greatly assist Prima with its current clinical and commercial objectives;

•	a significant investment by Ridgeback is a major step forward in the Company’s development, especially in terms of its credibility with key opinion leaders in the Life Sciences investment field;

•	Ridgeback already has over the last decade established a strong track record of success in the Life Sciences space globally, including their investments in companies like Adaptimmune and Trillium;

•	Prima expects to benefit from Ridgeback’s considerable healthcare expertise, especially as Ridgeback has the right to nominate a new director to the Prima Board.

ORDINARY RESOLUTIONS

Resolution 1:	Ratification of Issue of warrants to acquire Immutep S.A.

1.1	General

Resolution 1 seeks member ratification of the previous issue of 200,000,000 Warrants to the vendors of Immutep S.A. as part of the consideration to acquire 100% of the shares in Immutep S.A. in accordance with the terms of the Share Sale Agreement between Prima BioMed Ltd and Immutep S.A. executed and announced on 2nd October 2014, on the terms and conditions set out below.

1.2	Listing Rule 7.4

Listing Rule 7.1 provides that a company can issue new Shares up to 15% of its share capital in any 12 month period without member approval (15% Placement Capacity). Listing Rule 7.1 prohibits (subject to certain exceptions) a listed company from issuing, or agreeing to issue, equity securities that exceed 15% of the total number of ordinary securities on issue in any 12 consecutive month period, unless approval is obtained from the holders of the company’s ordinary securities. Listing Rule 7.4 provides that the approval of holders of the company’s ordinary shares may be obtained after the issue of equity securities provided the issue did not breach Listing Rule 7.1. The effect of such ratification is to restore the company’s discretionary power to issue further securities in a number equal to those ratified (up to its 15% Placement Capacity referred to above).

Listing Rule 7.5 sets out a number of items which must be included in a notice of meeting proposing subsequent approval of any issue of securities under Listing Rule 7.4. For the purposes of Listing Rule 7.5, the following information is provided to the members:

a)	the number of securities issued by the Company:

200,000,000 Warrants were issued.

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b)	the price at which the securities were issued:

The Warrants were issued for nil consideration.

c)	the terms of the securities:

200,000,000 Warrants were issued on 12 December 2014 with an exercise price of $0.05019, expiring 4 years after the date of issue.

30,000,000 of those 200,000,000 Warrants are not exercisable until 12 months after the date of issuance and are only exercisable if a predetermined milestone (linked to the achievement of regulatory approvals required for IMP 321) has been met.

d)	the names of the person to whom the entity issued the securities or the basis on which those persons were determined:

The Warrants were issued to the vendors of Immutep S.A.

e)	the use or intended use of the funds raised:

As noted above the Warrants were issued for nil consideration. Accordingly, no funds were raised from the issue of the Warrants.

1.3	Director’s Recommendation

The Board recommends that members vote in favour of Resolution 1.

Resolution 2:	Ratification of Issue of Securities to Bergen Global Opportunity Fund, LP

2.1	General

Resolution 2 seeks member ratification of the issue of the securities listed below to Bergen Global Opportunity Fund, LP and/or its nominee(s) (Bergen) pursuant to the Share Purchase and Convertible Security Agreement entered into between the Company and Bergen dated 2nd October 2014 (Bergen Agreement), in accordance with Listing Rule 7.4. The key terms of the Bergen Agreement and the Company’s reasons for entering into the Bergen Agreement are set out in the Company’s announcement to the ASX dated 2nd October 2014.

2.2	Listing Rule 7.4

Listing Rule 7.1 prohibits (subject to certain exceptions) a listed company from issuing, or agreeing to issue, equity securities that exceed 15% of the total number of ordinary securities on issue in any 12 month period, unless approval is obtained from the holders of the company’s ordinary securities. Listing Rule 7.4 provides that the approval of holders of the company’s ordinary shares may be obtained after the issue of equity securities provided the issue did not breach Listing Rule 7.1. The effect of such ratification is to restore the company’s discretionary power to issue further securities for the number of securities equivalent to that ratified, up to its 15% Placement Capacity for a Listing Rule 7.1 issue.

Listing Rule 7.5 sets out a number of items which must be included in a notice of meeting proposing subsequent approval of any issue of securities under Listing Rule 7.4. For the purposes of Listing Rule 7.5, the following information is provided to the members:

a)	the number of securities issued by the Company:

22,936,950 Shares.

b)	the price at which the securities were issued:

The Shares were issued at a price equal to 92.5% of the average of five daily VWAPs of the Company’s Shares quoted on ASX (chosen by Bergen) during the 20 trading days immediately prior to the date of issuance of the Shares, namely $0.02 per Share.

c)	the terms of the securities:

The Shares are fully paid ordinary shares in the capital of the Company and rank equally in all respects with the existing Shares on issue.

d)	the names of the person to whom the entity issued the securities:

The Shares were issued to Bergen.

e)	the use or intended use of the funds raised:

The funds raised as a result of the issue of the Shares will be used to fund the Company’s working capital needs.

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2.3	Director’s Recommendation

The Board recommends that members vote in favour of Resolution 2.

Resolution 3:	Ratification of Issue of Subscription Shares to Ridgeback

3.1	General

As announced to the ASX market on 14 May 2015, the Company entered into a Subscription Agreement with Ridgeback Capital Investments L.P. which, subject to the Company’s shareholder approval, provides for an aggregate investment by Ridgeback of A$15.1 million. Ridgeback is a large US based investor that specializes in investing in biotech and healthcare companies. The Company welcomes Ridgeback as a major shareholder.

Under the Subscription Agreement, the investment by Ridgeback is split into:

•	an initial tranche of 72,206,500 Shares (Initial Shares) at an issue price of A$0.0173 per Share; and

•	a second tranche investment, subject to Prima shareholder approval, consisting of Convertible Notes and Warrants (which second tranche is the subject of Resolution 4) totaling $13,750,828 (which amount will be increased to the extent any Placement Shares are issued).

An amendment to the Subscription Agreement was executed on 24 May 2015 to issue Ridgeback a further 28,000,000 shares on 27 May 2015 at A$0.02, making a total proposed share subscription of A$15.7 million (based on the assumptions relating to the Placement Shares and Shares under the proposed Share Purchase Plan, as set out in Section 4.12 below). This amendment was required due to the conversion of the convertible note held by Bergen Global Opportunity Fund, LP.

The Initial Shares were allotted to Ridgeback on 15 May 2015 under the Company’s Listing Rule 7.1A 10% share issue allowance. The further 28,000,000 Shares issued on 27 May 2015 were allotted to Ridgeback under the Company’s Listing Rule 7.1, 15% share issue allowance. These two issuances are collectively referred to as the Subscription Shares

Resolution 3 seeks member ratification of the issue of Subscription Shares pursuant to the terms of the Subscription Agreement (as amended). The Company’s reasons for entering into the Subscription Agreement include:

•	bringing Ridgeback, a highly regarded and fundamentally oriented healthcare investor, onto the Company’s register as a key cornerstone investor;

•	the willingness of Ridgeback to back Prima is a significant step forward for the Company in terms of its credibility with key opinion leaders in the Life Sciences investment field;

•	the AU$15.1 million funding will greatly assist the Company with its current clinical and commercial objectives;

•	the expected future benefits from Ridgeback’s considerable healthcare expertise;

•	the increased exposure gained by the Company having attracted a strategic investor of Ridgeback’s caliber, particularly in the United States, which the Board believes means that other US Life Science investors may be more willing to invest in the Company; and

•	The Board also found Ridgeback very supportive in terms of the size and structure of their investment at a time when sentiment towards the Company was not strong.

Mr Holman, the controlling party of Ridgeback, provides a brief background on Ridgeback as follows:

“Wayne Holman started and oversees Ridgeback. Ridgeback was founded in 2006 as an investment fund focused on healthcare investments. Ridgeback invests in private and public companies that are dedicated to the development of life saving and life changing therapies for serious illnesses. Ridgeback is a private company 100% controlled by Wayne Holman with no outside Board of Directors or management. Ridgeback makes new investments with the capital of Wayne and his wife Wendy and has done so exclusively starting in 2011.

The long term nature of Ridgeback’s capital gives the firm huge flexibility and allows it to support world changing innovators and help fund important advances in medicine.”

The key terms of the Subscription Agreement are set out in Annexures A, B and C to this Notice of Meeting.

The issue of the Subscription Shares, when made, was equivalent to the issue of 4.94 % of the issued share capital of the Company, giving Ridgeback as at the date of this Notice of Meeting a Relevant Interest in 5.74% of the issued capital of the Company.

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3.2	Listing Rule 7.4

Listing Rule 7.1 prohibits (subject to certain exceptions) a listed company from issuing, or agreeing to issue, equity securities that exceed 15% of the total number of ordinary securities on issue in any 12 month period, unless approval is obtained from the holders of the company’s ordinary securities. Listing Rule 7.1A prohibits (subject to certain exceptions) a listed company from issuing, or agreeing to issue, equity securities that exceed 10% of the total number of ordinary securities on issue in any 12 consecutive month period, unless approval is obtained from the holders of the company’s ordinary securities. T h e Listing Rule 7.1A 10% capacity is in addition to the Company’s Listing Rule 7.1 15% capacity.

Listing Rule 7.4 provides that the approval of holders of the company’s ordinary shares may be obtained after the issue of the relevant equity securities if the issue, when:

(i)	it was made under Listing Rule 7.1A and was within the above 10% entitlement. In addition Listing Rule 7.1A requires that the issue price of the shares is no less than 75% of the volume weighted average market price for those shares calculated over the 15 trading days on which trades for those shares were recorded immediately before the date on which the price at which those shares were issued was agreed, and

(ii)	it was made under Listing Rule 7.1, it was within the above 15% entitlement.

The effect of such ratification is to restore the Company’s capacity to issue further securities in a number equal to those ratified (up to its 10% Listing Rule 7.1A Placement Capacity and up to its 15% Listing Rule 7.1 Placement Capacity, both as referred to above).

Listing Rule 7.5 sets out a number of items which must be included in a notice of meeting proposing subsequent approval of any issue of securities under Listing Rule 7.4. For the purposes of Listing Rule 7.5, the following information is provided to the members:

a)	the number of securities issued by the Company:

72,206,500 Shares under ASX Listing Rule 7.1A and 28,000,000 Shares under ASX Listing Rule 7.1.

b)	the price at which the securities were issued:

A$0.0173 per Share for the 72,206,500 Shares issued initially and A$0.02 per Share for the 28,000,000 Shares issued subsequently.

c)	the terms of the securities:

Shares are fully paid ordinary shares in the capital of the Company and rank equally in all respects with the existing Shares on issue.

d)	the names of the person to whom the entity issued the securities:

Shares were issued to Ridgeback.

e)	the use or intended use of the funds raised:

The funds raised through the issue of the Subscription Shares, are intended to be used to provide the Company with additional funding to commence two new clinical trials of IMP321 as outlined below and for general working capital purposes:

•	A Phase IIb chemo-immunotherapy trial of IMP321 in combination with paclitaxel to treat metastatic breast cancer in patients not eligible to receive trastuzumab (Herceptin®)

•	A Phase I trial of IMP321 in combination with an immune checkpoint inhibitor.

3.3	Director’s Recommendation

The Board recommends that members vote in favour of Resolution 3.

Resolution 4:	Approval of issue of further Securities to Ridgeback

4.1	General

Subject to certain conditions precedent under the Subscription Agreement (including Prima shareholder approval) and in addition to the Subscription Shares (the subject of Resolution 3), the Company has agreed to issue Ridgeback the Initial Warrants, Coverage Warrants, and the Convertible Notes (collectively Further Securities). If the Further Securities are not issued, Ridgeback has a right to acquire the Additional Shares (shareholder approval for the issue of which is not required and not sought). The circumstances that may lead to an issue of the Additional Shares are described in Annexure A. The Additional Shares, if issued, would be issued instead of the Further Securities and Placement Shares (other than the Initial Warrants, which still need to be issued).

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If Ridgeback is diluted by the Share Purchase Plan undertaken by the Company, the Subscription Agreement also requires the Company to issue the Placement Shares to Ridgeback at an issue price of A$0.0173 per Share, to be subscribed by Ridgeback, in order for Ridgeback to maintain its relevant interest in the capital of the Company as at the Stage 2 Completion Date (as compared to a situation where there were no Shares issued under the Share Purchase Plan).

As at the date of this Information Memorandum, the remaining conditions precedent to Ridgeback subscribing for the Further Securities (Conditions Precedent) include:

(a)	the approval by the Company’s shareholders of the issue of the Further Securities and the Placement Shares;

(b)	each of the Company’s warranties given in the Subscription Agreement being true and accurate in all material respects, and there being no material adverse change (as defined) immediately prior to the Stage 2 Completion Date.

Investor’s should note:

•	the ‘relevant interest’ figures stated for Ridgeback below are as at 17 June 2015. All figures stated in the Independent Expert’s Report (IER) are as at 5 June 2015. Any differences in the percentages between the IER and elsewhere in this Notice of Meeting reflect the Shares issued by the Company between 5 June and 17 June 2015, and

•	The number of Placement Shares will not be known until the Share Purchase Plan has been completed and subscriptions from eligible shareholders are tallied. Section 4.12 below (taken from the Independent Expert’s Report) includes an assumption that the number of Placement Shares is approximately 8.1 million Shares (which is a maximum amount) in consideration of assumed subscription moneys from Ridgeback of approximately $140,000.

A summary of the other material provisions of the Subscription Agreement is contained in Annexure A.

4.2	Corporations Act

As at the date of this Notice of Meeting, Ridgeback has a relevant interest in 100,206,500 Shares, being 5.74% of the total issued share capital of the Company. The shares are registered in the name of its custodian HSBC Custody Nominees (Australia) Limited, with Ridgeback Capital Investments L.P. (Ridgeback) being the underlying holder and entitled to be registered as the holder. The associates of Ridgeback (Ridgeback Associates) are Ridgeback Capital Management L.P. (which has the power to control the right to vote and the disposal of the securities) and Wayne Holman (as the controlling party of Ridgeback Capital Management L.P.).

Assuming that:

(a)	Ridgeback converts all of the Convertible Notes and exercises all of the Warrants for cash without selling down any of its holdings;

(b)	an assumed issue of Placement Shares and Shares under the proposed Share Purchase Plan, as described in Section 4.12; and

(c)	the Company does not issue any further shares prior to the full conversion and exercise of the Convertible Notes and Warrants,

the issue of the Further Securities and Placement Shares to Ridgeback and the exercise and conversion of all of those Further Securities by Ridgeback, would give Ridgeback an additional relevant interest in approximately 34.1%of the total issued share capital of the Company which, when added with the Subscription Shares, would give Ridgeback a total relevant interest in approximately 39.9% of the total issued share capital of the Company.

Resolution 4 proposes that for the purposes of section 611 (item 7) of the Corporations Act and for all other purposes, the shareholders approve the issue of the issue of the Further Securities and Placement Shares on the terms and conditions of the Subscription Agreement.

4.2.1	Regulatory background – Corporations Act

The Corporations Act sets out a number of regulatory requirements that must be satisfied in relation to the issue of securities under Resolution 4. These are summarised below.

(a)	Section 606(1) of the Corporations Act

Section 606(1) of the Corporations Act prohibits the acquisition of voting shares in a listed company (or an unlisted company with more than 50 shareholders) if that acquisition results in a person’s voting power increasing:

•	from 20% or below to more than 20%; or

•	from a starting point above 20% and below 90%, collectively the (Takeover Prohibition).

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The voting power of a person in a body corporate is determined in accordance with section 610 of the Corporations Act. The calculation of a person’s voting power in a company involves determining the voting shares in the company in which the person and the person’s Associates have a Relevant Interest.

If Resolution 4 is approved, on completion of the issue of the Further Securities and any Placement Shares the aggregate voting power (Relevant Interest) of Ridgeback in the Company, comprising the Subscription Shares; the Convertible Notes and the Warrants (upon an as-if converted and as-if fully exercised (for cash) basis and assuming no further issues of securities in the Company prior to the issue of the Further Securities), Placement Shares and Shares under the proposed Share Purchase Plan, will exceed 20%.

Ridgeback currently, as at the date of this Notice of Meeting, has a Relevant Interest in the Company of 100,206,500 Shares.

(b)	Item 7 section 611 of the Corporations Act

Section 611 (Item 7) of the Corporations Act provides an exception to the Takeover Prohibition described in (a) above. Specifically, section 611 (Item 7) of the Corporations Act allows a person and their Associates to acquire a relevant interest in a company’s voting shares with prior shareholder approval as an exception to the Takeover Prohibition.

On this basis and in accordance with section 611 (Item 7) of the Corporations Act, the Company seeks Shareholder approval for the proposed issue of the Further Securities and Placement Shares to Ridgeback under Resolution 4.

In order to rely on section 611 (Item 7) of the Corporations Act, certain information is required to be provided to Shareholders. Accordingly and for the purposes of the Corporations Act, the following information is disclosed:

(i)	The identity of the person proposing to make the acquisition of Shares:

Ridgeback Capital Investments L.P. is acquiring the Further Securities and any Placement Shares through its custodian HSBC Custody Nominees (Australia) Limited.

(ii)	The maximum extent of the increase in Ridgeback voting power in the Company that would result from the acquisition:

As at the date of this Notice of Meeting Ridgeback owned 100,206,500 Shares (being 5.74% of the issued capital of the Company). Upon the Company’s issue of Further Securities and Placement Shares and assuming (i) full conversion and exercise of all of the Further Securities by Ridgeback for cash without Ridgeback selling down any of its shareholding; (ii) an assumed issue of Placement Shares and Shares under the proposed Share Purchase Plan, as described in Section 4.12 below and (iii) no further issues of securities in the Company prior to the full exercise and conversion of the Further Securities , Ridgeback’s voting power as a result of the issue of Further Securities and Placement Shares will increase from 5.74% to 39.9% of the Company’s total issued shares.

(iii)	The voting power that Ridgeback would have as a result of the acquisition:

Assuming that:

i.	Ridgeback converts all of the Convertible Notes and exercises all of the Warrants for cash without selling down any of its holding;

ii.	an assumed issue of Placement Shares and Shares under the proposed Share Purchase Plan, as described in Section 4.12 below, and

iii.	the Company does not issue any further shares from the shares on issue as at the date of this Notice of Meeting prior to the full conversion and exercise of the Convertible Notes and Warrants by Ridgeback,

Ridgeback will have a total voting power of 39.9% of the Company’s total issued shares upon issue of the Further Securities and Placement Shares.

(iv)	the maximum extent of the increase in the voting power of each of that person’s associates that would result from the acquisition and the voting power of each of Ridgeback’s associates would have as a result of the acquisition.

The Ridgeback Associates are described in Section 4.2 above. The voting power and the increase in the voting power of the Ridgeback Associates as a result of the acquisition will be the same as that of Ridgeback.

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Approval pursuant to Listing Rule 7.1 for the issue of the Further Securities to Ridgeback is not required as an issue of securities with approval pursuant to section 611 (Item 7) is exempt from the requirements of Listing Rule 7.1 (the exception being Listing Rule 7.2 exception 16).

4.3	Company’s intentions post issue of the Further Securities

Other than as described elsewhere in this Notice of Meeting and the changes arising pursuant to the issue of the Further Securities and Placement Shares, the Company does not have any intentions (arising as a result of the issue of the Further Securities and Placement Shares) of:

(a)	making any significant changes to the business of or employment of employees of the Company;

(b)	redeploying any fixed assets of the Company; or

(c)	making any significant change to the financial policy of the Company.

4.4	Ridgeback’s intentions post the issue of the Further Securities

Ridgeback has informed the Company that other than proposing an additional director to the Company’s board, Ridgeback has no current intentions to be actively involved in the management of the Company and it has no views on or intentions regarding the matters outlined in Section 4.3 above.

4.5	Advantages of passing Resolution 4

•	Ridgeback has a strong track record of value creation across its investment portfolio. Its profile and considerable healthcare expertise and contacts are expected to raise the profile of Prima and its technology among other US Institutional investors.

•	Ridgeback’s investment is expected to also enhance future collaboration and licensing opportunities with other industry participants.

•	Sufficient working capital will be generated to commence 2 further clinical trials of IMP321 and fund ongoing research and development of the company’s highly prospective LAG-3 assets, which will be value enhancing for Prima shareholders. Based on current estimates it will provide sufficient working capital until the end of 2016.

4.6	Disadvantages of passing Resolution 4

•	Existing shareholders will be diluted at a price that may be less than the current market price, which may lower the share price.

•	Other institutional investors may be less willing or able to invest as they may have a different strategic view from Ridgeback.

4.7	Director recommendation regarding Resolution 4

The Board believes securing a significant investment from Ridgeback will be of great benefit to the Company. Ridgeback is a highly regarded US based investor in established and emerging healthcare companies, with a particular focus in recent years on Immunotherapy assets. The Board believes that approving resolution 4 is important for the future of the Company as:

•	the level of funding will greatly assist Prima with its current clinical and commercial objectives;

•	a significant investment by Ridgeback is a major step forward in the Company’s development, especially in terms of its credibility with key opinion leaders in the Life Sciences investment field;

•	Ridgeback already has over the last decade established a strong track record of success in the Life Sciences space globally, including their investments in companies like Adaptimmune and Trillium;

•	Prima expects to benefit from Ridgeback’s considerable healthcare expertise, especially as Ridgeback has the right to nominate a new director to the Prima Board.

The Board also notes that the Independent Expert has opined that it is in the best interests of the non-associated shareholders to approve Resolution 4 in the absence of a superior proposal (IER page 3).

All of the Directors strongly support approval of Resolution 4 and unanimously recommend that shareholders vote in favour of Resolution 4, absent a superior proposal.

4.8	Undirected proxies

The chairman intends to vote all undirected proxies in favour of Resolution 4, absent a superior proposal.

4.9	Director’s Interests in the issue of Further Securities

No Director (or any related party to a Director) has an interest in or are related parties of Ridgeback, nor do any Directors have any shares in Ridgeback.

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4.10	What will happen if Resolution 4 is not passed

If Resolution 4 is not approved then the Company will not be able to issue the Further Securities or Placement Shares to Ridgeback and then will need to immediately source alternative funding. In addition, if this Resolution 4 is not approved (or any other condition precedent under the Subscription Agreement is not satisfied), the Company must pay Ridgeback a break fee of $150,000, and (if requested by Ridgeback) also issue Ridgeback up to 24,356,550 Shares (Additional Shares) to be subscribed for at a 25% discount to the volume weighted average price of Shares for the 15 trading day period prior to their issue. Based on a 15 day VWAP as at 17 June 2015 of AU$0.0994 cents, the 24,356,550 shares would be issued at AU$0.07455 per share, which would result in the Company receiving AU$1,815,781 in subscription monies and would result in Ridgeback holding a total of 124,563,050 Shares which, based on the number of Shares on issue as at 17 June 2015, would be equivalent to a holding of 7.034% of the issued share capital of the Company.

4.11	Independent Expert’s Report

For the purposes of Resolution 4, the Company has engaged KPMG Financial Advisory Services (Australia) Pty Ltd to prepare an Independent Expert’s Report (or IER) in accordance with section 611 of the Corporations Act in relation to the proposed issue of Further Securities and Placement Shares.

The Independent Expert has concluded that the proposed acquisition is not fair but reasonable to the non-associated shareholders and that it is in their best interests to approve the Proposal in the absence of a superior proposal.

The Independent Expert has identified in the IER (a copy of which is attached as Annexure D) a number of possible advantages and disadvantages associated with the proposed investment. Shareholders should consider these factors carefully.

In addition to those matters referred to in Sections 4.5 and 4.6 above, the following is a summary of the advantages and disadvantages for the Company, as determined by KPMG, in either proceeding, or not proceeding, with the issue of the Further Securities and Placement Shares (Proposed Transaction) in the absence of a superior proposal, as provided in more detail in the Independent Expert’s Report.

•	The primary advantages to the shareholders of the Company in proceeding with the Proposed Transaction:

•	The Proposal provides sufficient funding to allow Prima to pursue its R&D activities up to late 2016.

•	The Proposal is superior to the alternatives identified in the strategic review process (being a strategic review completed prior to the announcement of the Ridgeback Offer on 14 May 2015).

•	Ridgeback will be a cornerstone investor, which the Independent Expert believes is an important consideration given that the Company has previously not been able to find a cornerstone investor and provides comfort that the Company will be better positioned to attract funding sources to meet future funding requirements.

•	The Proposal will allow management focus to return to business operations.

•	If the Ridgeback proposal is not approved, the Company indicated to the Independent Expert that it will continue to operate “as-is” and seek other solutions to its short-term funding requirements. Such a situation will result in significant uncertainties.

•	The Independent Expert has also opined that based on Prima share prices immediately before and after the announcement of the announcement of the Ridgeback Offer on 14 May 2015 that whilst it is possible to accurately predict the prices at which Prima shares might trade in the future should the Proposal not be approved, the Independent Expert considers it highly likely that the increased uncertainty of Prima’s funding position will create downward pressure on the trading price of Prima shares. The Independent Expert also noted that the exercise price for the Initial Warrants and the Coverage Warrants was set at a premium to the trading price of the Shares as at the date the transaction with Ridgeback was announced (14 May 2015).

•	The primary disadvantages to the non-associated shareholders of the Company in proceeding with the Proposed Transaction

•	Ridgeback will gain significant influence without a control premium being paid;

•	Non-Associated Shareholders’ investment will be significantly diluted;

•	Liquidity levels will increase, however overall debt levels and corresponding interest costs may also increase;

•	The likelihood of a future transaction will be reduced given the size of Ridgeback’s holding in the Company.

In addition to the key advantages referred to by the Independent Expert, the Independent Expert also makes the following comments in support of the issue of Further Securities and Placement Shares to Ridgeback:

•	Simple interest is payable on the Convertible Notes at 3% per annum, and is only payable at maturity. This is a favourable interest rate to market alternatives, although it does add to the Company’s current levels of debt and associated interest costs until the Notes are converted. (IER page 11)

•	KPMG’s estimated trading range of Prima after completion of the issue overlaps with the bottom half of the range of KPMG’s assessed underlying value of the Company, noting that there is significant uncertainty within that assessment. (IER page 4)

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•	Shareholders are unlikely to be able to realise the underlying value of Prima in the event that appropriate funding is not sourced in the short term. (IER page 12)

•	The Independent Expert believes that equity would need to be issued at a significant premium to the underlying value of the Company in order for the regulatory framework to yield a “fair” outcome. (IER page 9)

•	The Ridgeback transaction provides certainty over funding arrangements to support Prima’s R & D programme through to late 2016, as well as introducing a much sought after cornerstone investor, which will send a strong signal to the market. (IER page 13)

•	Share trading after announcement of the Ridgeback transaction, which was likely to have been affected by market events and certain announcements by the Company, was amongst other factors also likely to have been a reflection of the positive elements of the Ridgeback transaction. The post-announcement trading has not required the Independent Expert to reassess its reasonableness assessment. (IER page 8)

The Independent Expert has also identified further factors that it regards should be considered in assessing the Ridgeback proposal that are not necessarily benefits or disadvantages. These are listed below, and detailed in full on page 11 of the IER:

•	Ridgeback will have a representative on the Board

•	Ridgeback will have rights with respect to future fund raisings (see also details in Annexure A), and

•	Prima will commit to standard covenants (in the Subscription Agreement)

A full copy of the Independent Expert’s Report is included in Annexure D of this Notice. Shareholders are encouraged to review the report in full before making a decision as to how to vote.

4.12	Prima Equity Table

Below is a copy of the Company’s Share capital table as provided as Table 12 on page 44 of the Independent Expert’s Report. This table is the Independent Expert’s pro-forma balance sheet of the Company following the Ridgeback investment, which includes a breakdown of the equity holdings.

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As at	31-Dec-14	Step 1	Step 1a	Step 2	Step 3	Step 4	Step 5	Step 6
$000 unless otherwise stated		Issue Subscription Shares	Issue of shares relating to Non- Associated Shareholders and New Subscription Shares	Undertake SPP	Issue Placement Shares to Ridgeback	Issue Subscription Notes and Warrants	Conversion of Subscription Notes	Exercise of warrants	Pro-forma - Pursuant to successful shareholders vote
Current assets
Cash and cash equivalents	5,732	1,249	4,156	10,000	140	13,751	—	9,015	44,043
Trade and other receivables	7,027	—	—	—	—	—	—	—	7,027
Other current assets	1,836	—	—	—	—	—	—	—	1,836

Total current assets	14,595	1,249	4,156	10,000	140	13,751	—	9,015	52,906

Non-current assets
Property, plant and equipment	445	—	—	—	—	—	—	—	445
Goodwill	488	—	—	—	—	—	—	—	488
Other intangible assets	23,540	—	—	—	—	—	—	—	23,540
Other assets	242	—	—	—	—	—	—	—	242

Total non-current assets	24,715	—	—	—	—	—	—	—	24,715

Total assets	39,310	1,249	4,156	10,000	140	13,751	—	9,015	77,621

Current liabilities
Trade and other payables	2,950	—	—	—	—	—	—	—	2,950
Provisions	95	—	—	—	—	—	—	—	95
Current tax payable	18	—	—	—	—	—	—	—	18
Loans and borrowings	1,179	—	—	—	—	—	—	—	1,179
Other liabilities	5,708	—	—	—	—	—	—	—	5,708

Total current liabilities	9,950	—		—	—	—	—	—	9,950

Non-current liabilities
Loans and borrowings	2,833	—	(2,833)	—	—	13,751	(13,751)	—	—
Deferred tax liabilities	3,518	—	—	—	—	—	—	—	3,518
Provisions	38	—	—	—	—	—	—	—	38

Total non-current liabilities	6,389	—	(2,833)	—	—	13,751	(13,751)	—	3,556

Total liabilities	16,340	—	(2,833)	—	—	13,751	(13,751)	—	13,507

Net assets	22,970	1,249	6,989	10,000	140	—	13,751	9,015	64,114

Net assets per share (cents)	0.00017								0.00022

Equity
Issued shares (millions)	1,389.8	72.2	277.6	132.6	8.1	0.0	687.5	379.9	2,948
Non-associated	1,389.8	0.0	249.6	132.6	0.0	0.0	0.0	0.0	1,772
Non-associated %	100.00%	95.06%	94.24%	94.65%	94.24%	94.24%	69.01%	60.11%	60.11%
Ridgeback - ordinary shares	0.0	72.2	28.0	0.0	8.1	0.0	687.5	379.9	1,176
Ridgeback % - ordinary shares	0.00%	4.94%	5.76%	5.35%	5.76%	5.76%	30.99%	39.89%	39.89%
Ridgeback- warrants	0.0	0.0	0.0	0.0	0.0	379.9	0.0	-379.9	—
Ridgeback % - warrants	0.00%	0.00%	0.00%	0.00%	0.00%	20.21%	14.80%	0.00%	0.00%
Share capital	153,136	1,249	7,312	10,000	140	—	13,751	9,015	194,603
Reserves	4,540	—	—	—	—	—	—	—	4,540
Retained earnings/(Accumulated losses)	(134,706)	—	(323)	—	—	—	—	—	(135,029)

Total equity	22,970	1,249	6,989	10,000	140	—	13,751	9,015	64,114

Resolution 5:	Grant of Director Performance Rights to Mr Marc Voigt

5.1	General

The Board intends to issue Mr Marc Voigt and/or his nominee 20,000,000 Performance Rights to subscribe for 20,000,000 fully paid ordinary shares in the Company pursuant to the Company’s Executive Incentive Plan (EIP) and otherwise on the terms and conditions set out in Annexure E to these Explanatory Notes. The Director Performance Rights are proposed to be issued to Mr Marc Voigt for a range of remuneration and incentive purposes, as set out.

5.2	Related Party Transactions Generally

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the relevant provisions of the Corporations Act; or

(b) prior member approval is obtained to the giving of the financial benefit

The grant of the Director Performance Rights to Mr Marc Voigt constitutes a “financial benefit” as defined in the Corporations Act (section 229).

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Section 211 of the Corporations Act provides an exception to Chapter 2E, if the financial benefit is remuneration to a director of a public company and the remuneration is reasonable given the circumstances of the public company and the director.

The Director Performance Rights are being granted to Mr Marc Voigt as part of his overall remuneration package. The Prima Board believes the grant of Director Performance Rights is reasonable to Mr Marc Voigt as the value of the Director Performance Rights will be moderated in accordance with the terms set out in Annexure E. The grant of Director Performance Rights is similarly reasonable to the Company, as the Director Performance Rights will allow for the preservation of cash reserves and will not substantially dilute the remaining members’ shareholdings. The directors have therefore formed the view that the Director Performance Rights fall under the exception provided for in section 211 of the Corporations Act.

5.3	Listing Rule 10.14

ASX Listing Rule 10.14 states that a listed company must not permit a Director to acquire shares under an employee incentive scheme without Shareholder approval, by ordinary resolution. The purpose of Resolution 5 is to have Shareholders approve the proposed grant of Performance Rights to the Company’s Managing Director, Mr Marc Voigt pursuant to the Company’s Executive Incentive Plan (EIP).

In addition, the Company seeks Shareholder approval pursuant to section 200E of the Corporations Act for the accelerated vesting of the Performance Rights granted to Mr Voigt in the event that Mr Voigt ceases to be employed by the Company in limited circumstances, as specified in this Section 5 of this Notice of meeting and in Annexure E.

Under section 200B of the Corporations Act, a company may only give a person a benefit in connection with their ceasing to hold a managerial or executive office in the company if it is approved by shareholders under section 200E of the Corporations Act or an exemption applies. The term “benefit” may include the accelerated vesting of Performance Rights in limited circumstances where Mr Voigt ceases to be employed by the Company. The possible accelerated vesting of Mr Voigt’s Performance Rights, in those circumstances, may amount to the giving of a termination benefit requiring Shareholder approval, and as such, approval is sought for these purposes.

The value of any Performance Rights that may vest on cessation of Mr Voigt’s employment (under the limited circumstances set out in Annexure E) will be determined by the market price of Company Shares at the time the employment ceases and the number of Performance Rights that vest.

5.4	Disclosure of Director Securities issued under Employee Incentive Scheme

In accordance with the Company’s policies relating to remuneration Mr Voigt has been reviewed under the Company’s performance review process. The outcome of that review was that the Company should issue Performance Rights, pursuant to the Company’s EIP, to Mr Voigt. As outlined previously, Shareholder approval must be sought, in accordance with ASX Listing Rule 10.14, for the grant of these Performance Rights to Mr Voigt.

The remuneration arrangements for Mr Voigt is intended to provide fair and appropriate rewards, comprised of fixed and ‘at risk’ elements, and is designed to attract, retain and motivate the Chief Executive Officer. The provision of Performance Rights under the EIP comprises a substantial component of his ‘at risk’ remuneration.

The Non-executive Directors of the Remuneration Committee have concluded that the remuneration package for Mr Voigt (including the proposed grants of Performance Rights) is reasonable and appropriate having regard to the circumstances of the Company and Mr Voigt’s duties and responsibilities. The Board (other than Mr Voigt) recommend that shareholders approve this Resolution 5 as the proposed grant of Performance Rights is to reward Mr Voigt for his significant past achievements, which have contributed to the recent re-rating of the Company. These achievements include successfully completing the acquisition of Immutep S.A. The acquisition of Immutep S.A has allowed the Company to increase its product portfolio and potentially benefit from significant milestone and royalty payments from major pharmaceutical licensing partners.

Mr Voigt’s current remuneration package is AU$313,000, together with 4,068,627 short term and 12,254,902 long term incentives (as previously disclosed to the market) with a total value (for 2015 through to 2019) of a maximum of AU$552,608. Mr Voigt currently owns 870,000 Shares. Assuming that all existing and proposed performance rights vest, the total number of shares that would be held by Mr Voigt would be 37,193,529 Shares. The proposed issue of the performance rights, assuming they are fully exercised, would have a dilution effect of 1.13%% on the share capital of the Company as at the date of this Notice of Meeting.

From an economic and commercial point of view, the Directors do not consider that there are any material costs or detriments for the Company or benefits foregone by the Company in granting the Director Performance Rights pursuant to Resolution 5.

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The Director Performance Rights are being granted with the consent of the Remuneration Committee and in accordance with the Company’s remuneration policy and framework, namely that the remuneration is:

•	competitive and reasonable;

•	acceptable and transparent to members.

The following information is required pursuant to Listing Rule 10.15 for an approval pursuant to Listing Rule 10.14:

(a)	The maximum number of securities that may be acquired by all persons for whom approval is required:

20,000,000 Performance Rights which may, on vesting, be exercised for 20,000,000 Shares.

(b)	The Price at which each security is to be issued:

The Performance Rights will be granted at no cost to Mr Voigt. If and as the vesting conditions are met (or waived), the Performance Rights will be exercisable at nil cost to Mr Voigt. No value will be received by Mr Voigt if the Performance Rights lapse prior to exercise.

(c)	The names of all persons referred to in Listing Rule 10.14 who received securities under this executive employee incentive scheme since the last approval, the number of the securities received, and acquisition price for each security:

No person referred to in Listing Rule 10.14 has received securities under this executive employee incentive scheme since the last approval.

(d)	The names of all persons referred to in Listing Rule 10.14 entitled to participate in this Scheme:

The only persons referred to in Listing Rule 10.14 entitled to participate in this Scheme is the Company’s Chief Executive Officer, Mr Marc Voigt.

(e)	The date that the Company will issue these securities

It is anticipated that the Performance Rights will be issued to Mr Voigt within 30 days after the date of approval, and in any case no later than 12 months from the date of approval

(f)	Terms Applicable to the Securities

In addition to the terms set out in Annexure E, the vesting of these Performance Rights will depend on Mr Voigt meeting the Service Vesting Condition described below. The Performance Rights are to vest in 3 tranches as follows:

Tranche & number of Performance Rights	Vesting Date	Last Exercise Date
Tranche 1 – 6,666,667	Upon the date of issue of the Performance Rights (Issue Date)	12 months from the Issue Date
Tranche 2 – 6,666,667	12 months after the Issue Date	24 months from the Issue Date
Tranche 3 – 6,666,666	24 months after the Issue Date	36 months from the Issue Date

Service Vesting Condition

Vesting occurs upon the above vesting dates provided Mr Voigt is still employed by as Chief Executive Officer of the Company at the applicable vesting date.

1.3	Director’s Recommendation

The Board (other than Mr Voigt, who makes no recommendation due to his interest in the outcome of Resolution 5) recommends that members vote in favour of Resolution 5. The Directors (other than Mr Voigt) have no interest in the outcome of this Resolution 5.

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GLOSSARY

In this Explanatory Note, the following words have the following meanings:

Additional Shares has the meaning as provided in Annexure A of this Explanatory Memorandum;

ASIC means the Australian Securities & Investments Commission;

ASX means ASX Limited ACN 008 624 691;

ASX Listing Rules means the listing rules of ASX;

Bergen means Bergen Global Opportunity Fund, LP and/or its nominee(s);

Bergen Agreement means the Share Purchase Agreement and Convertible Security Agreement between the Company and Bergen Global Opportunity Fund, LP and/or its nominee(s) dated 2nd October 2014;

Corporations Act means the Corporations Act 2001 (Cth);

Company means Prima BioMed Ltd ACN 009 237 889;

Convertible Notes means the convertible notes issued by the Company in accordance with the Note Terms, as described in Section 4 above;

Coverage Warrants means the Coverage Warrants to be issued to Ridgeback, the terms of which are described in Section 4 above and Annexure C of this Explanatory Memorandum;

Director means a director of the Company;

Initial Warrants means the Initial Warrants to be issued to Ridgeback, the terms of which are described in Section 4 above and Annexure C of this Explanatory Memorandum;

Further Securities has the meaning as provided in Section 4 and Annexure A of this Explanatory Memorandum;

Group Member means an entity being the Company or any Subsidiary;

Meeting means this Extraordinary General Meeting;

Note Terms means the terms of issue of the Convertible Notes the terms of which are described in Section 4 above and in Annexure B of this Explanatory Memorandum;

Options means the unlisted options to purchase Shares;

Placement Shares means that number of Shares as would be required to maintain Ridgeback’s interest in the Company’s Shares following the dilution arising in connection with the Share Purchase Plan should the Share Purchase Plan proceed, to be subscribed for at a price of $0.0173 (1.73 cents) per Share, which is assumed for the purposes of Table 12 in Section 4.12 above as a subscription of up to $140,000 and up to 8.1 million Shares;

Related Party has the meaning set out in the ASX Listing Rules;

Relevant Interest in relation to securities occurs where a person (a) is the holder of the securities; or (b) has power to exercise, or control the exercise of, a right to vote attached to the securities; or (c) has power to dispose of, or control the exercise of a power to dispose of, the securities, as further defined in the Corporations Act;

Ridgeback means Ridgeback Capital Investments L.P. of 500 South Pointe Drive, Suite 220, Miami Beach, Florida, 33139;

Securities means equity securities as that term is defined in the ASX Listing Rules;

Share Purchase Plan means a share purchase plan currently proposed to be undertaken by the Company in accordance with ASIC Class Order 09/425, the ASX Listing Rules and the Corporations Act, by which if the share purchase plan proceeds the maximum amount to be raised by the Company is $10 million (net of expenses);

Shares means ordinary shares in the Company;

Stage 2 Completion Date has the meaning as provided in Annexure A of this Explanatory Memorandum;

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Subscriber means Ridgeback;

Subscription Agreement means the subscription agreement between Ridgeback and the Company dated 14 May 2015, as amended by the agreement in writing between the same parties dated 24 May 2015;

Subscription Shares has the meaning as provided in Section 3.1 above;

Subsidiary has the meaning given in the Corporations Act, but an entity will also be taken to be a Subsidiary of an entity if it is controlled by that entity (expressions used in this definition have the meanings given for the purposes of Chapter 2M of the Corporations Act) and, without limitation:

(a) a trust may be a Subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and

(b) an entity may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation;

Warrant means a warrant to subscribe for one Share; and

Warrant Terms means the terms and conditions of the Initial Warrants and Coverage Warrants, as specified in Annexure C of this Explanatory Memorandum.

19

Annexure A- Summary - Ridgeback Subscription Agreement

Subscription Agreement – Summary terms

(Defined terms in this Annexure A have the same meaning as provided in the Glossary or the Explanatory Memorandum)

Amount:	$15.56 million (or $15.7 million, after allowing for the Placement Shares and Shares under the proposed Share Purchase Plan, as set out in the IER and Section 4.12 above).

Securities:	Securities to be issued:

1. Upon signing the Subscription Agreement, 72,206,500 fully paid ordinary shares at an issue price of A$0.0173 each and on 27 May 2015 a further 28,000,000 fully paid ordinary shares at an issue price of A$0.02 each (collectively Subscription Shares); and

2. Upon completion or waiver (by Ridgeback) of the Conditions Precedent (Stage 2 Completion), issue the following Further Securities:

(a) 10 year Warrants to purchase shares in respect of the approximately 8,475,995 shares at an exercise price of $0.025 per Share (Initial Warrants).

(b) 13,750,828 10 year Convertible Promissory Notes (Notes) for a subscription of a Face Value of $1.00 each; and

(c) 5 year Warrants in respect of 371,445,231 shares at an exercise price of $0.0237 per Share (Coverage Warrants)

The terms and conditions of the Notes are described in Annexure B and the terms and conditions of the Warrants in Annexure C.

At Stage 2 Completion, Ridgeback will have to subscribe for, and the Company will have to issue, the Placement Shares.

Interest:	Simple interest on the outstanding Notes will accrue daily at 3% per annum, calculated on the basis of a 365-day year and payable on maturity or repayment (the “Interest Rate”). Interest will not be payable in the event that the Notes are converted prior to repayment or maturity.

Conditions Precedent	Conditions precedent to Stage 2 Completion are described in Section 4.1 above. The Company is to use its best endeavours to ensure that the Conditions Precedent are satisfied as expeditiously as possible, and in any case before 31 July 2015.

Consequences of a failure to Close:	If Stage 2 Completion does not occur:
(a) due certain Conditions Precedent not being satisfied (or waived) on or before July 31, 2015 (Cut Off Date), or
(b) the Subscription Agreement automatically terminating due to there being a Superior Proposal, or

(c) Ridgeback terminating the Subscription Agreement due to occurrence of any of the Termination Events then

(i) Ridgeback will have an option (but not an obligation), exercisable no later than 10 Business Days after receipt of the Break Fee (see below), to acquire up to 24,356,550 Shares (Additional Shares) to be subscribed for at a 25% discount to the volume weighted average price of Shares for the 15 trading day period prior to their issue and, regardless of whether Ridgeback exercises this option,

(ii) the Company shall pay Ridgeback a break fee of $150,000 (Break Fee), and

(iii) the Company shall issue Ridgeback the Initial Warrants, upon the basis that the Schedule C warrant terms do not apply and the ASX Listing Rules apply to those Initial Warrants instead.

Exclusivity	The Company is subject to detailed provisions requiring it to deal exclusively with Ridgeback for the period ending on the earlier of the Cut-Off Date or Stage 2 Completion (Exclusivity Period) and not solicit, encourage, initiate, negotiate any inquiry that would be expected to encourage or lead to the making of a Competing Proposal (as defined, which includes any merger or combination of the Company or its business) or provide any non-public information that could be expected to encourage or lead to a Competing Proposal.

If the Company receives a Competing Proposal or becomes aware of a negotiation relating to a Competing Proposal, it must provide full details to Ridgeback.

This exclusivity requirement is subject to the Company’s overriding entitlement, if the Board of Directors determine in good faith and in order to discharge its fiduciary duties to the shareholders of the Company under applicable law, to

(a) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Superior Proposal and

(b) approve or recommend, or propose to approve or recommend, or allow the Company to enter into, any letter of intent, memorandum, financing agreement, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement constituting or related to any Superior Proposal provided the Company gives Ridgeback an opportunity to respond and considers any counter or further proposal Ridgeback may submit to the Company in response to the Superior Proposal and if any further proposal is determined by the Board to be of at least equal or superior value to the Company’s shareholders, to convene a shareholder’s meeting to seek approval, and then document and implement, Ridgeback’s further proposal.

If the Company decides to enter a competing agreement for a Superior Proposal (after considering a further or counter proposal from Ridgeback, if any) then Company will deliver to the Subscriber written notice of such determination, the Subscription Agreement will automatically terminate and the Company shall pay Ridgeback the Break Fee (A$150,000), issue Ridgeback the Initial Warrants and potentially issue to Ridgeback (upon subscription by Ridgeback) the Additional Shares.

Restrictions Prior to Completion:	The Agreement prohibits the following prior to the earlier of Stage 2 Completion Date and the date of termination of the Subscription Agreement without the prior consent of Ridgeback:

(a) agree to dispose of or encumber any of its interest in any material assets

(b) issue or agree to issue any debt or equity securities, or any securities exercisable or convertible into Shares, other than:

(1) as contemplated by the Share Purchase Plan; or

(2) in connection with an issue of securities representing no more than 22,936,950 Shares on a fully diluted basis, under the Bergen Agreement; or

(3) upon the exercise of any options on issue as at the date of the Subscription Agreement; and

(c) grant any special voting or other rights that attach to Shares;

(d) carry on any business except the current business(es).

(e) enter into any material related party agreement that is not on arm’s length terms;

Company Warranties	The Company gives various warranties to Ridgeback as at the date of the Subscription Agreement and as at the Stage 2 Completion Date, including:

(a) as to valid existence, power to enter and perform its obligations under the Subscription Agreement and that it has taken all necessary corporate action to authorise the entry into and performance of the Subscription Agreement,

(b) Other than as expressly disclosed to ASX or contemplated by the Subscription Agreement, no person has the right to call for the allotment, issue, sale, transfer or conversion of any share, equity interest or security of any Group Member under any warrant, option, convertible security, agreement or other arrangement,

(c) As far as the Company is aware, there is no material breach by any Group Member of the provisions of any law governing any authorisations required to operate and carrying on its business (Authorisations) or the terms and conditions of such Authorisations,

(d) The Agreement is the Company’s valid and binding obligation, enforceable in accordance with its terms,

(e) All of the written information provided to Ridgeback prior to the date of the Subscription Agreement in connection with its due diligence investigations is true and accurate and not misleading or deceptive in any material respects,

(f) The issue of the securities will not violate any rights of any holder of Shares or holder of any share, equity interest or security of the Company.

(g) As far as the Company is aware, the Company has complied with all its disclosure requirements under the Corporations Act and the Listing Rules.

(h) As to capital structure

(i) The accounts of the Group for the period ending 31 December 2014 (Accounts) (Accounts Date) have been prepared in accordance with law and applicable accounting standards and show a true and fair view of the assets and liabilities and of the state of affairs, financial position and results of the Group as at the Accounts Date and the profit or loss of the Group as at the Accounts Date

(j) No Group Member has engaged in any borrowing or financing not required to be reflected in, or which is not reflected in, the Accounts.

(k) Since the Accounts Date, the business of each Group Member has continued in the ordinary course; no Group Member has dealt with any person except at arm’s length and no property has been acquired by any Group Member for more than market value; there has been no Material Adverse Change and as far as the Company is aware, no contract has been terminated or has expired, which could reasonably be expected to have a Material Adverse Change;

(l) No material outstanding indebtedness of any Group Member has become payable by reason of any default of any Group Member and no event has occurred or is impending which may result in such indebtedness becoming payable or repayable prior to its maturity date;

(m) as far as the Company is aware:

(1) all contracts entered into by the Company that are material for the carrying on of its business are valid and enforceable and entry into the Subscription Agreement will not result in any person (except for Bergen) having the right to terminate any contract material to the carrying on the Company’s business,

(2) no Group Member is in breach of any contract, transaction, arrangement, understanding or obligation, which is material and which may have or has had a Material Adverse Change

(n) The Group Intellectual Property, as far as the Company is aware:

(1) is either legally beneficially owned by a Group Member or lawfully used with the consent of the owner under a valid licence;

(2) is sufficient to enable the Group to carry on its business effectively in the manner and to the extent to which it is presently conducted; and

(3) does not infringe any Intellectual Property Rights owned by any third party, and, no claim has been made against any Group Member in respect of such infringement

(o) As far as the Company is aware, there are no facts or circumstances likely to lead to any prosecution, litigation or arbitration involving any Group Member or any person for whom any Group Member may be liable which would be reasonably likely to give rise to a Material Adverse Change.

(p) There is no Insolvency Event or potential Insolvency Event relating to any Group Member and, assuming completion of the Subscription Agreement, each Group Member is able to pay its debts as and when they fall due.

(q) As far as the Company is aware, each Group Member has maintained insurance coverage reasonably regarded as adequate against risks normally insured against by companies of a similar scale carrying on similar businesses.

(rr) As far as the Company is aware, each Group Member has properly and punctually filed with the appropriate Government Agency all tax returns required to be filed in all jurisdictions in which such tax returns are required to be filed, and all such tax returns and the information contained therein are true and correct in all material respects for the periods covered by them.

Mutual Indemnity	Each party indemnifies the other against all loss or damage suffered by the other party arising out of or in connection with

(a) the failure of a party to observe, perform or comply with any provision of the Subscription Agreement, the Warrant Terms or the Note Terms, and

(b) any inaccuracy in or breach of any of the representations, warranties and undertakings made by a party in the Subscription Agreement

Termination	Ridgeback may at any time terminate the Subscription Agreement if any of the following occurs prior to Stage 2 Completion:

(a) The Company ceases to be admitted to the official list of ASX

(b) Trading in Shares on ASX is suspended for 5 or more trading days

(c) An Insolvency Event occurs

(d) A Director is charged with an indictable offence or disqualified from acting as director of a corporation

(e) There is a material breach of the Subscription Agreement by the Company immediately prior to Stage 2 Completion, or any Company Warranty is incorrect as at Stage 2 Completion

(f) the Takeovers Panel decides that unacceptable circumstances exist in relation to the affairs of the Company under Part 6.10 of the Corporations Act)

(g) Bergen has disputed and not resolved the ability of the Company to issue of the Placement Shares, Warrants or Notes in accordance with the Subscription Agreement

Confidentiality:	Each party (a Recipient) must keep secret and confidential, and must not divulge or disclose any information relating to another party or its business (which is disclosed to the recipient by the other party, its representatives or advisers), including the existence and terms of this Term Sheet other than to the extent that:

(a)    The information is in the public domain as at the date of this deed (or subsequently becomes in the public domain other than by breach of any obligation of confidentiality binding on the Recipient).

(b)    The Recipient is required to disclose the information by applicable law or the rules of any recognized stock exchange on which its shares or the shares of any of its related bodies corporate are listed, provided that the recipient has to the extent possible having regard to the required timing of the disclosure consulted with the provider of the information as to the form and content of the disclosure.

(c)    The disclosure is made by the recipient to its financiers or lawyers, accountants, investment bankers, consultants or other professional advisers to the extent necessary to enable the recipient to conduct its business generally, in which case the recipient must ensure that such persons keep the information secret and confidential and do not divulge or disclose the information to any other person.

(d) The disclosure is required for use in legal proceedings regarding this Term Sheet.

The party to whom the information relates has consented in writing before the disclosure.

Annexure B- Ridgeback Note Terms

Term	Description

1. Notes	unsecured, non-cumulative, non-redeemable notes (not to be quoted on the ASX) convertible into fully paid ordinary shares in the capital of the Company (Shares)

2. Issue of Notes	Ridgeback agrees to subscribe for 13,750,828 Notes, each with a face value of A$1.00.

3. Maturity Date	10 years from the Issue Date.

4. Ranking	At least equal with all present and future unsubordinated and unsecured debt obligations of the Company.

5. Issue Date	Two Business Days following the satisfaction or waiver of all the Conditions Precedent of the Subscription Agreement (as referred to in Section 4.1 above)(Completion Date).

6. Subscription Amount	Ridgeback will subscribe for Notes with an aggregate face value of AUD13,750,828 (Subscription Amount), payable on the Completion Date. Ridgeback’s obligation to subscribe for the Notes and the Company’s obligation to issue the Notes is dependent on, and will not proceed unless and until, the Conditions Precedent of the Subscription Agreement are met or waived by 31 July 2015.

7. Interest Rate	Simple interest at the rate of three percent (3%) per annum is to payable in arrears on the End Date (Accrued Interest), being the earlier of the Maturity Date and the Repayment Date. If an amount due under the Note terms is not paid when due, the annual interest rate increases to six percent (6%) (Default Interest) until the unpaid amount is paid.

8. Withholdings	If the Company is required by law to withhold or deduct from any amount payable to Ridgeback, the Company will pay such additional amounts to Ridgeback as are necessary to ensure that Ridgeback receives, in total, an amount equal to the amount that it would have received if no such withholding or deduction had been required

9. Conversion	Ridgeback may require Conversion of the Notes (in amounts of a face value of at least $250,000) by written notice (Conversion Notice) given at least 3 months after the Issue Date and at least 15 Business Days prior to the Maturity Date, unless a Change of Control Event, Delisting Event or Event of Default has occurred, in which case Ridgeback may require Conversion of all (but not some only) of the Notes, by written notice no later than 15 Business Days after the date of the notice for the occurrence of that event. Conversion is to take place 2 Business Days after service of a Conversion Notice by Ridgeback.

10. Repayment

5 Business Days after the Maturity Date, for all (but not some only) of the Notes which have not been Converted. If a Change of Control Event, Delisting Event or Event of Default has occurred, Ridgeback may require immediate Repayment of some or all of the Notes, in each case, by written notice no later than 20 Business Days after the date of the notice for the occurrence of that event. The amount required to be paid is the Face value of the Notes not yet Converted (Repayment Amount) plus the Accrued Interest which becomes due and payable on the End Date, plus any accrued and unpaid Default Interest.

The Repayment Date is the earlier of:

(i) 5 Business Days after the Maturity Date, and

(ii) no later than 20 Business Days after notice by Ridgeback where repayment is required by Ridgeback because of the occurrence of a Change of Control Event, Delisting Event or Event of Default

11. Shares on Conversion

(a) On Conversion the Company is to redeem the Notes for an amount equal to the Repayment Amount (the face value of the Notes being converted) and apply the entire amount (together with interest) as a subscription for Shares as described in

(b) following (b) the Notes are to convert into following number of Shares (rounded up for a fraction of a Share) in accordance with the following formula:

Number of Ordinary Shares = ARA / Conversion Price

Where:

	ARA	means the aggregate of the Repayment Amount of the Notes being converted, plus any Accrued Interest and Default Interest (if any) which is due and payable on the Conversion Date.
	Conversion Price	$0.02 (2 cents) per Note, which may be subsequently adjusted (see below).

12. Adjustments to Conversion Price for rights issues or bonus issues	(a) Subject to paragraphs (b) and (c) below, if the Company makes a rights issue or bonus issue (in either case being a pro rata issue) of Ordinary Shares to holders of Ordinary Shares generally, the Conversion Price will be adjusted immediately using the following formula where:
CP means the Conversion Price applying immediately after the application of this formula;
Cpo means the Conversion Price applying immediately before the application of this formula;

P means the VWAP during the period from the first Business Day after the announcement of the rights or bonus issue up to the last Business Day of trading cum rights or bonus issue (or if there is no period of cum rights or bonus issue trading, an amount reasonably determined by the Directors and agreed by Ridgeback as representing the value of an Ordinary Share cum the rights or bonus issue);

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under the rights or bonus issue;
RN means the number of Ordinary Shares issued under the rights or bonus issue; and
A means the subscription price per Ordinary Share for a rights issue (and is zero in the case of a bonus issue).
(b) No adjustment to the Conversion Price will occur if A exceeds P

(c) paragraph 11(a) does not apply to Ordinary Shares issued as part of a bonus share plan, share top up plan, share purchase plan, dividend reinvestment plan, an employee or executive share plan or executive option plan

(d)    For the purpose of this paragraph 12, an issue will be regarded as a pro rata issue notwithstanding that the Company does not make offers to some or all holders of Ordinary Shares with registered addresses outside Australia

13. Adjustments to Conversion Price for off market buy-backs

(a) Subject to paragraph (b), if the Company undertakes an off market buy-back under a buy-back scheme which but for any applicable restrictions on transfer would be generally available to holders of Ordinary Shares (or otherwise cancels Ordinary Shares for consideration), the Conversion Price will be adjusted immediately using the following formula where:

CP means the Conversion Price applying immediately after the application of this formula;

Cpo means the Conversion Price applying immediately before the application of this formula;

P means the VWAP during the 20 Business Days before the announcement to ASX of the buy-back (or cancellation);

BD means the number of Ordinary Shares on issue immediately before the buy-back (or cancellation);

BN means the number of Ordinary Shares bought back (or cancelled); and

A means the buy-back (or cancellation) price per Ordinary Share.

(b) No adjustment to the Conversion Price will occur if P exceeds A.

14. Adjustment to Conversion Price for issues at less than current market price

If the Company issues (otherwise than as mentioned in paragraphs 12 above or 15 below or in the case of a rights issue) wholly for cash, non-cash consideration or for no consideration, a number of Ordinary Shares (excluding Ordinary Shares issued on conversion of the Notes or on the exercise of any rights of conversion into, or exchange or subscription for or purchase of, Ordinary Shares) during any 12 month period amounting to in excess of 5 per cent of the Company’s issued capital on issue as at the date of announcement of that issue, at a price per Ordinary Share which is less than 95 per cent of the VWAP during the 5 Business Days immediately preceding the date of the first public announcement of the terms of such issue or grant, the Conversion Price will be adjusted immediately using the following formula:

where:

CP means the Conversion Price applying immediately after the application of this formula;

Cpo means the Conversion Price applying immediately before the application of this formula;

P means the VWAP during the 5 consecutive Business Days up to the announcement of the terms of such issue or grant to ASX;

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under such issue or grant;

RN means the number of Ordinary Shares issued at a price per Ordinary Share which is less than 95 per cent of the VWAP during the 5 Business Days immediately preceding the date of the first public announcement of the terms of such issue or grant; and

A means the subscription price per Ordinary Share for the issue (or, in the case of Ordinary Shares issued for non-cash consideration, the attributable issue price per Ordinary Share).

15. Adjustment to Conversion Price for issues under a share purchase plan or dividend reinvestment plan at a discount

If and whenever the Company issues new Ordinary Shares under a share purchase plan or dividend reinvestment plan where the pricing of new Ordinary Shares under that plan is less than 95 per cent of the VWAP during the 5 Business Days immediately preceding the date of the first public announcement of the terms of such issue or grant, the Conversion Price will be adjusted immediately using the following formula:

where:

CP means the Conversion Price applying immediately after the application of this formula;

Cpo means the Conversion Price applying immediately before the application of this formula;

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under the share purchase plan or dividend reinvestment plan;

RN means the number of Ordinary Shares issued under the plan; and

D means the discount to the VWAP at which new Ordinary Shares are issued under the plan.

16. Adjustment to Conversion Price for return of capital or dividend

If the Company makes a pro rata return of capital to holders of Ordinary Shares without cancellation of any Ordinary Shares or pays a dividend to holders of Ordinary Shares, the Conversion Price will be adjusted under the following formula:

where:

CP means the Conversion Price applying immediately after the application of this formula;

Cpo means the Conversion Price applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement to ASX of the return of capital or dividend up to and including the last Business Day of trading cum the return of capital or dividend (or if there is no period of cum return of capital or dividend trading, an amount reasonably determined by the Directors and agreed by Ridgeback as representing the value of an Ordinary Share cum the return of capital or dividend); and

C means with respect to a return of capital or dividend, the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to holders of Ordinary Shares per Ordinary Share (or such lesser amount such that the difference between P and C is greater than zero).

17. Other adjustments to Conversion Price

Where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities where the effect of any of the adjustment provisions set out in paragraphs 12 to 16 is not appropriate in any particular circumstances, the Conversion Price shall be adjusted by the Company as it reasonably considers appropriate, having first obtained a letter from an independent organisation which states that it considers the adjustment appropriate in all the circumstances. No adjustment is to be made where the Company adjusts or changes its ratio of ADS to Ordinary Shares for the purposes of trading ADRs on NASDAQ.

18. Negative Pledges	So long as not less than $1,000,000 (or, in the case of paragraphs 18(d) and 18(j), not less than $2,000,000) of the aggregate principal amount of the Notes remain outstanding, the Company will not, without the prior written consent of Ridgeback:

(a) incur any Financial Indebtedness, in excess of that existing at the Issue Date, for borrowed money aggregating more than $2,000,000; or

(b) create upon the whole or any part of its present or future property or assets, any Security Interest to secure any Financial Indebtedness or to secure any guarantee of or indemnity in respect of any Financial Indebtedness;

(c) become subject to an Insolvency Event;

(d) sell, lease, transfer, exchange, exclusively license, or otherwise dispose, in a single transaction or series of related transactions, of assets (other than in the ordinary course of business) resulting in a change with an aggregate value (including any prior transactions) of more than 15% of the Company’s consolidated total assets or equity interests;

(e) sell or otherwise dispose of a material Subsidiary

(f) pay, make or declare any dividend or other distribution other than by a Subsidiary of the Company to another Subsidiary or to the Company

(g) cease to carry on, or suspend operation of its, business

(h) take any action which constitutes or results in any material and significant alteration to the nature of its business;

(i) enter into any arrangement or agreement with a Related Party except on terms which are no less favourable to it than arm’s length terms or otherwise are approved by the Company’s shareholders;

(j) enter into any transaction or series of related transactions including, without limitation, any share acquisition, reorganization, merger or consolidation (but excluding any issuance or sale by the Company of shares solely for capital raising purposes) in which the Company is a constituent party, except any such merger or consolidation involving the Company or a Subsidiary in which the shares of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the issued capital of

(1) the surviving or resulting corporation; or

(2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation, provided that, for the purpose of this paragraph 18(j), all Shares issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding Shares are converted or exchanged.

19. Events of Default

Each of the following is an Event of Default:

(a) the Company fails to pay any amount payable by it under any Note within 5 Business Days after its due date;

(b) the Company fails to issue Shares on Conversion in accordance with these Terms within 2 Business Days after the due date for that issue.;

(c) the Company fails to comply with any of its other material obligations under the Terms and such failure remains remedied for a period of 10 Business Days after the Company has received written notice in respect of the failure

(d) any Financial Indebtedness of the Company greater than $2,000,000 (or its equivalent in any other currencies) becomes due and payable before its stated maturity due to the occurrence of a default event

(e) an Insolvency Event occurs in respect of the Company or a material Subsidiary of the Company

(f) all or any material rights or obligations of the Company or Ridgeback under these Terms are terminated or are or become void, illegal, invalid, unenforceable or of limited force and effect; and

(g) it is, at any time unlawful for the Company to perform any of its payment obligations under the Notes.

20. Issue of Additional Securities	Subject to Paragraph 18, the Company may from time to time without the consent of Ridgeback create and issue further Notes, any class of share capital or other equity or debt securities and create, issue, secure or guarantee any indebtedness upon such terms, including as to return of contribution or repayment in a Winding Up, as the Company may think fit (whether ranking ahead, behind or equally with the Claims of Ridgeback) but while any Notes are on issue, may not issue further debt securities convertible into Ordinary Shares which would rank ahead of the Notes or which would rank equally with the Notes where the holders of those securities would have the benefit of a Security Interest.

21. Voting Rights	Ridgeback may attend, but not vote, at meetings of members of the Company unless otherwise provided for by the ASX Listing Rules or the Corporations Act.

22. Participation in New Issues	The Notes confer no rights to subscribe for new securities in the Company. The Company is free to issue further Notes or other securities (and to buy back or otherwise acquire Notes or other securities) without further reference to Ridgeback (except as otherwise stated or agreed)

23. GST	Unless otherwise expressly stated, all consideration to be provided under any provision of the Note Terms is exclusive of GST. If GST is payable by a party (Supplier) (or the representative member of a GST Group to which the Supplier belongs) on a supply that it makes under or in connection with the Note Terms, the party that is required to provide consideration for that supply (Recipient) must pay to the Supplier an additional amount equal to that GST (GST Amount). The Recipient must pay the GST Amount at the same time as the consideration to which it is referable

Annexure C – Ridgeback Warrant Terms

(a)	Each warrant (Warrant) issued by the Company on these terms and conditions entitles its holder (Warrantholder) to the issue of one (1) fully paid ordinary share in the capital of the Company (Share) upon delivery of a Warrant Exercise Notice and payment of the Initial Warrant Exercise Price or Coverage Warrant Exercise Price (as defined below) at any time following issue of the Warrant but before 5.00pm (Australian Eastern Standard Time) on the relevant Warrant Expiry Date (the Exercise Period).

(b)	Capitalised terms used but not defined in these Warrant Terms have the same meaning as defined in the subscription agreement between the Company and Ridgeback Capital Investments L.P. dated 14 May 2015 (Agreement).

(c)	A Warrantholder may exercise Warrants at any time during the Exercise Period.

(d)	The Warrant Exercise Price equals:

(1)	in respect of the Initial Warrants, the Initial Warrant Exercise Price, being $0.025 (2.5 cents); and

(2)	in respect of each of the Coverage Warrants, the Coverage Warrant Exercise Price, being $0.0237 (2.37 cents).

(e)	The Initial Warrants and Coverage Warrants comprise the Warrants for the purposes of these terms.

(f)	The Warrants are assignable and transferrable.

(g)	The Warrants may be exercised by the Subscriber at any time prior to the relevant Warrant Expiry Date by delivering to the Company a Warrant Exercise Notice duly executed by the Subscriber (together with the relevant Warrant Certificate), specifying the number of Warrants being exercised, which number must be an integral multiple of 50,000, or whatever number of Warrants remain if there are less than 50,000 (the Relevant Number) and either:

(1)	paying to the Company in Immediately Available Funds, upon the date of the issue of Shares in connection with the exercise of the relevant Warrants, an amount equal to the Initial Warrant Exercise Price or Coverage Warrant Exercise Price (as applicable) multiplied by the Relevant Number (the Settlement Price); or

(2)	via cashless exercise, in which case the Subscriber will be issued such number of Shares (including fractions for the purposes of the calculation) calculated according to the following formula:

(A-B) * X / A

where:

•	A equals the closing price of Shares on ASX on the Trading Day immediately preceding the date of delivery of the Warrant Exercise Notice; and

•	B equals the applicable Warrant Exercise Price; and

•	X equals the number of Shares issuable on exercise of the Warrant, assuming the Warrant was issued for cash.

(h)	The Company must comply with clause 2 of the Agreement on valid exercise of Warrants.

(i)	The Warrantholder must, upon the same Business Day as the issue of Shares under exercise of Warrants, pay the Settlement Price to the Company in immediately available funds, or by means of cashless exercise.

(j)	The Initial Warrants expire on the Initial Warrant Expiry Date and the Coverage Warrants expire on the Coverage Warrant Expiry Date.

(k)	If any Initial Warrants are not exercised on or before the Initial Warrant Expiry Date, those Initial Warrants will be automatically exercised via cashless exercise.

(l)	If any Coverage Warrants are not exercised before the Coverage Warrant Expiry Date, those Coverage Warrants will be automatically exercised via cashless exercise.

(m)	Until the exercise or expiry of all of the Warrants, the Company will:

(1)	give the Warrantholder notice of all general meetings of the Company and of all resolutions to be considered at those meetings at the same time the shareholders of the Company are issued with such notices; and

(2)	not do anything by way of altering its constitution or otherwise which has the effect of changing or converting any Shares into shares of another class, or restricts the Company’s ability to issue Shares on the exercise of Warrants.

(n)	Until the exercise or expiry of all of the Warrants, the Company must ensure that the Warrantholder is given at least 10 Business Days written notice prior to the Record Date in relation to any pro-rata issue of shares or rights to subscribe for shares issued or to be issued by the Company (Additional Rights).

(o)	A Warrant does not confer any rights to dividends.

(p)	A Warrant does not confer any right on the Warrantholder to participate in a new issue without exercising the Warrant.

(q)	The Warrantholder will be entitled to participate in any rights to take up Additional Rights on the same terms and conditions as applicable to the other offerees or shareholders of the Company provided that the Warrantholder has exercised any Warrant prior to the Record Date for the relevant offer.

(r)	Any Shares issued to the Warrantholder as a result of the exercise of a Warrant will rank pari passu in all respects with all other Shares then on issue. Shares issued upon the exercise of Warrants will only carry an entitlement to receive a dividend if they were issued on or before the Record Date for that dividend.

(s)	The Warrantholder has the right for the Warrant Exercise Price to be adjusted in accordance with (t), (u) and (v) below.

(t)	In the event of a pro rata issue of Shares by the Company (except a bonus issue), the Warrant Exercise Price for each Warrant will be adjusted in accordance with Listing Rule 6.22.2 of the ASX Listing Rules (which adjustment formula will apply even where the Company is not admitted to the official list of the ASX).

(u)	If there is a bonus issue to the holders of Shares, the number of Shares over which the Warrants are exercisable may be increased by the number of Shares which the Warrantholder would have received if the Warrant had been exercised before the record date for the bonus issue.

(v)	If the Company reorganises its capital, the rights of a Warrantholder (and the Warrant Exercise Price) will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital, at the time of the reorganisation.

(w)	The terms of Warrants applicable to a particular Warrantholder may be varied at any time by written agreement between the Company and the relevant Warrantholder.

(x)	If any Warrant Certificate is lost, stolen, mutilated, defaced or destroyed, the holder of the relevant Warrants may apply for a replacement Warrant Certificate. The application must be accompanied by:

(1)	a written statement that the certificate has been lost or destroyed and not otherwise pledged, sold or otherwise disposed of;

(2)	if the certificate has been lost, a written statement that proper searches have been made; and

(3)	an undertaking that, if the certificate is found or received by the holder of the relevant Warrants, it will be returned to the Company.

(y)	The Company must issue a replacement Warrant Certificate within 5 Business Days after receipt of the documents referred to above.

These terms and the Warrants are governed by the laws of New South Wales, Australia.

Annexure D – Independent Expert Report

KPMG Corporate Finance

A division of KPMG Financial Advisory Services

(Australia) Pty Ltd

Australian Financial Services Licence No. 246901

10 Shelley Street

Sydney NSW 2000

P O Box H67

Australia Square 1215

Australia

ABN: 43 007 363 215 Telephone: +61 2 9335 7000 Facsimile: +61 2 9335 7001 DX: 1056 Sydney www.kpmg.com.au

The Directors

Prima BioMed Limited

Level 7

151 Macquarie Street

SYDNEY NSW

2000

22 June 2015

Dear Directors

PART ONE –INDEPENDENT EXPERT’S REPORT

1	Introduction

On 14 May 2015 (Announcement Date), Prima BioMed Limited (Prima or the Company) announced it had entered into binding agreements with Ridgeback Capital Investments L.P. or its affiliates (Ridgeback), in which Ridgeback will subscribe to up to $15.1 million1,2 worth of shares, warrants and promissory notes (the Proposal). Under the Proposal, Ridgeback has obtained a minimum shareholding of 5.76%3, with the potential to increase its equity interest to a maximum share of 39.9%4 on an “as-if fully exercised and converted basis”. Overall, the Proposal will result in the issue of an additional 1.8 billion of ordinary shares under a series of transactions described below.

[1]	All currency amounts in this report are denominated in Australian dollars unless otherwise stated
[2]	The $15.1 million includes the full take up of Placement Shares by Ridgeback
[3]	Calculated based on Ridgeback’s shareholding as at 5 June 2015 as sourced from Prima’s 3B announcements
[4]	The remaining ‘in-the-money’ options are excluded in this calculation

KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG.

KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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The Proposal involves a series of steps, which were agreed by Prima and Ridgeback in the Subscription Agreement. The material details are as follows:

•	the immediate issue of 72,206,500 fully paid ordinary shares to Ridgeback (Subscription Shares) at $0.0173 per share[5] (Subscription Price) for approximately $1.2 million in cash

•	following shareholder approval, Ridgeback will purchase $13.8 million in promissory notes (Subscription Notes) with a conversion price of $0.02 per share. Additionally, Ridgeback will subscribe to approximately 8.5 million ten year warrants (Initial Warrants) with an exercise price of $0.0250 per share and 371.5 million five year warrants (Coverage Warrants) with an exercise price of $0.0237 per share. The warrants could be executed via payment to the Company at the exercise price, which will increase the number of shares on issue, or via cashless exercise[6], which will increase the number of shares on issue to a lesser degree and not impact on cash

•	additionally, the Company will undertake a Share Purchase Plan of up to $10.0 million offered to those Prima shareholders eligible to vote on the Proposal (Non-Associated Shareholders) (SPP). As the SPP will result in a dilution of Ridgeback’s equity interest, Prima will issue to Ridgeback up to approximately 8.1 million ordinary shares to cancel out the dilutive effects of the SPP (Placement Shares) at a purchase price of $0.0173 per share for up to approximately $140,000.

Subsequent to the Announcement Date, a series of actions occurred that altered the original pro-forma equity interest of Ridgeback. These actions were:

•	pursuant to existing financing arrangements with Bergen Global Opportunity Fund, LP (Bergen), Bergen converted its convertible note resulting in the issue of approximately 166.1 million shares and was also issued 22.9 million shares in line with its monthly equity tranche financing arrangement with Prima

•	Bergen’s request to convert their convertible note necessitated a requirement by Prima to obtain a waiver from Ridgeback from a restriction of the Subscription Agreement. This requirement led to the issuance of 28.0 million additional subscription shares (New Subscription Shares) to Ridgeback at a purchase price of $0.02 per share

•	certain Non-Associated Shareholders including Bergen, exercised approximately 20.0 million of options and approximately 40.5 million of warrants

•	an amendment was made to increase the SPP amount offered to Non-Associated Shareholders, from $5.0 million to up to $10.0 million.

Assuming that Ridgeback converts the Subscription Notes, the combined effect of the Proposal (including the series of transactions described above) is an overall equity injection of approximately $41.5 million and an increase in pro-forma cash (prior to transaction costs) of approximately $38.3 million assuming Ridgeback chooses the cash-settled option for their warrants.

[5]	Based on a 22.5% discount to the 15-day Volume Weighted Average Price as at 13 May 2015
[6]	The cashless exercise feature may also be referred to as a “net share settlement” whereby ordinary shares are issued after withholding the exercise price of the warrants

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The Proposal requires the approval of Non-Associated Shareholders under Section 611, Item 7 of the Corporations Act 2001 (Cth) (the Act).

To assist Non-Associated Shareholders in assessing the Proposal, the independent directors of Prima (Independent Directors) have requested KPMG Financial Advisory Services (Australia) Pty Ltd (of which KPMG Corporate Finance is a division) (KPMG Corporate Finance) to prepare an Independent Expert Report (IER) indicating whether in our opinion, the Proposal is fair and reasonable to Non-Associated Shareholders.

Prima is a biopharmaceutical company focused in the development of immuno oncology products. As at 13 May 2015, the Company had a market capitalisation of $30.6 million7.

Ridgeback is a US-based investor that focuses on investments in health related sectors. It was founded in 2006 by healthcare investor Wayne Holman.

This report sets out KPMG Corporate Finance’s opinion on the Proposal, and will be included in the Explanatory Memorandum which will accompany the Notice of Meeting to be sent to Non-Associated Shareholders prior to the Extraordinary General Meeting (EGM). This report should be considered in conjunction with, and not independently of, the information set out in the Explanatory Memorandum.

Further information regarding KPMG Corporate Finance as it pertains to preparation of this report is set out in Appendix 1.

KPMG Corporate Finance’s Financial Services Guide (FSG) is contained in Part Two of this report.

2	Opinion

2.1	Summary of opinion

Based on our analysis, we have assessed the Proposal to be not fair to Non-Associated Shareholders. However, we have determined that the Proposal will result in sufficient benefits accruing to Non-Associated Shareholders, such that the Proposal is reasonable. Therefore, in our opinion the Proposal is not fair but reasonable to Non-Associated Shareholders, and it is in their best interests to approve the Proposal in the absence of a superior proposal.

In late 2014, Prima initiated a strategic review process as a result of the significant reduction in the Company’s cash position, due to ongoing operational cash needs and the acquisition of Immutep. The strategic review process considered capital raising options, alternative financing opportunities, as well as a number of cost reduction measures and other operating changes. The Directors assessed the Proposal as being clearly superior to the other options identified during the strategic review process.

The regulatory framework requires the fairness of the Proposal to be assessed as if Prima was the subject of a takeover offer. Therefore, we have assessed the fairness of the Proposal by comparing the estimated

[7]	Based on the market capitalisation on the day prior to Announcement Date

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trading range of a Prima share post the completion of the Proposal, with the assessed underlying value of Prima prior to the Proposal, on a controlling basis. The estimated trading range of a Prima share post the completion of the Proposal reflects the ‘consideration’ received by Non-Associated Shareholders. We have determined the estimated trading range by discounting the assessed underlying value of Prima post completion of the Proposal, to reflect the minority nature of a Prima share. The estimated trading range of a Prima share was assessed to be $0.021 to $0.048 per share. This is below or at the bottom half of the range of our assessed underlying value of Prima, which is $0.026 to $0.082 per share. On that basis, the Proposal is not fair.

In completing our assessment of the underlying value of Prima and our estimated trading range, we acknowledge the significant uncertainty that exists within this assessment. Prima is in the early stages of its research and development (R&D) process and its value is likely to shift materially if and when it passes through its various development milestones. For that reason, our valuation range is relatively wide. Further, the estimated trading range of a Prima share does overlap the lower half of our underlying value range. However, regardless of this, the price of the Subscription Shares, New Subscription Shares, Placement Shares and Subscription Notes, which are based on either a 22.5% discount to the Volume Weighted Average Price (VWAP) or a conversion price of $0.02, represents a discount to the current one month VWAP of Prima shares of $0.1048, which further supports the “not fair” conclusion.

As a result of the uncertainty inherent in the valuation analysis that forms the fairness assessment, the assessment of the reasonableness of the Proposal is critical. In assessing the reasonableness of the Proposal, we have considered the benefits and disadvantages that will accrue to Non-Associated Shareholders in the context of Prima’s current operating position.

As is typical for smaller companies operating in the biotech industry, Prima has a pressing need for additional funding to support its R&D programme. Its current cash reach extends only to August 2015 and without immediate funding, its R&D programme will stall. The Proposal will extend Prima’s cash reach until late calendar year (CY) 2016 and provide it confidence to enter into its clinical trial process.

The strategic review process identified only one feasible alternative funding option. However, the alternative provided a lower overall funding amount, a greater degree of deferral in the timing of cash receipts and had a conversion rate linked to the VWAP of Prima shares, which is widely acknowledged to have the potential to undermine Prima’s share price in the future. In addition, the overall funding structure was more akin to a structured finance arrangement rather than the equity offered in the Proposal.

One of the reasons for the difficulty in securing alternative funding options is the lack of a cornerstone investor in Prima. Cornerstone investors provide a level of stability in meeting future funding requirements and therefore provide an important signal to the market. Ridgeback is a leading investor in the biotech industry and is focussed on the immuno oncology sector. Ridgeback’s entry onto Prima’s share register provides an endorsement of Prima’s science and technology and provides a strong investment signal to the market.

[8]	Calculated from the closing share price on 4 June 2015

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The Proposal is not without its disadvantages for Non-Associated Shareholders. The Proposal will result in the potential for Ridgeback to emerge with a significant equity interest in Prima (up to 39.9%), which will result in a dilution to the current interests of Non-Associated Shareholders and will allow Ridgeback to exercise significant influence over the company without a control premium being paid. Further, the potential for a control transaction to emerge in the future will be reduced given the size of Ridgeback’s interest, unless Ridgeback agrees to such an offer.

However, a failure by Prima to secure funding in the short-term will place significant pressure on the ability of the business to continue in its current form and execute its R&D programme. Of some comfort to Non-Associated Shareholders is the opportunity to participate in the SPP, which allows Non-Associated Shareholders to increase their interest on a discounted basis compared to the market value of the shares. In addition, the Initial Warrants and Coverage Warrants which may be exercised by Ridgeback in the future, both have an exercise price at a premium to the 15-day VWAP of Prima shares at the Announcement Date.

On that basis, we have assessed that Non-Associated Shareholders will clearly be better off if the Proposal is approved and therefore, in our view, the Proposal is reasonable.

2.2	Assessment of fairness

We have assessed the fairness of the Proposal by comparing the estimated trading range of a Prima share post the completion of the Proposal, with the assessed underlying value of Prima prior to the Proposal, on a controlling basis.

Underlying value of Prima prior to the Proposal, on a controlling basis

KPMG Corporate Finance has valued Prima in the range of $33.7 million to $140.6 million, representing a value of $0.026 to $0.082 per share. Our valuation of Prima represents the underlying value of Prima prior to the completion of the Proposal, on a controlling basis. Significant uncertainty exists within this assessment. Prima is in the early stages of its R&D process and its value is likely to shift materially if and when it passes through its various development milestones. For that reason, our valuation range is relatively wide.

©2015 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

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Our valuation of Prima is set out in the table below.

Table 1: Underlying value of Prima on a controlling basis

	Value range ($000)
	Low	High
Enterprise Value of Prima	33,748.7	140,603.5
Less: Debt	(887.3)	(887.3)
Add: Cash	15,781.8	15,781.8

Equity Value of Prima on a controlling basis	48,643.1	155,498.0
Issued shares (millions)	1,900.8	1,900.8

Equity value per share ($)	0.026	0.082

Source: KPMG Corporate Finance Analysis

Note: Debt, cash and shares outstanding figures are current as at 5 June 2015 and include the dilution effects resulting from the exercise of in-the-money options and warrants

We have applied a Discounted Cashflow (DCF) approach to derive the underlying value of Prima, on a controlling basis. Due to the characteristics of Prima’s business operations, we have probability weighted the cash flows to account for the development milestones it must successfully attain in order to ultimately commercialise its products. The value determined does not represent an estimate of the price at which a Prima share should trade, as shares in listed companies typically trade at a discount to the underlying value.

Further details of our valuation assessment are set out in Section 12.

Estimated trading range of a Prima share post completion

The regulatory framework requires the fairness of the Proposal to be assessed as if Prima was the subject of a takeover offer. This is due to the possibility that by approving the Proposal, Non-Associated Shareholders will give up the opportunity to realise a control premium. In this case, the ‘consideration’ in the offer is deemed to be the shares in Prima Non-Associated Shareholders will hold post completion of the Proposal.

We have estimated the trading range of a Prima share post completion of the Proposal by applying a discount to our assessed underlying value of Prima, post completion of the Proposal (reflecting that shares in listed companies typically trade at a discount to their underlying value). The discount applied is the inverse of the control premium commonly paid in takeovers. We have assessed control premiums to typically be in the range of 20% to 35%.9 Whilst we acknowledge that the level of trading liquidity in Prima shares and market conditions relevant to Prima at any point in time, may prevent Prima shares actually trading at our estimated range, we consider it the most appropriate approach in assessing the fairness of the Proposal.

[9]	Source: Connect 4 and KPMG Corporate Finance Analysis

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Prima BioMed Limited

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KPMG Corporate Finance’s estimate of the trading range of a Prima share post completion of the Proposal is $0.021 to $0.048, as set out in the table below. We have taken into account the dilution effects resulting from the exercise of options and warrants that are currently in-the-money.

Table 2: Estimated trading range of a Prima share post completion of the Proposal

	Value range ($000)
	Low	High
Enterprise Value of Prima	33,748.7	140,603.5
Less: Debt	(887.3)	(887.3)
Add: Cash	48,689.6	48,689.6

Equity Value of Prima on a controlling basis	81,551.0	188,405.8
less: Minority Discount (21.6%)[1]	(17,589.4)	(40,636.6)

Equity Value of Prima on a minority basis	63,961.5	147,769.3
Issued shares (millions)	3,109.0	3,109.0

Equity value per share ($)	0.021	0.048

Source: KPMG Corporate Finance Analysis

Note: Details of the calculation of pro-forma debt and cash changes resulting from the Proposal are presented in Section 10. The debt, cash and shares outstanding figures are calculated based off of balances as at 5 June 2015

Note 1: A 27.5% control premium translates into a 21.6% minority discount

We have calculated the estimated trading range by taking the underlying value of Prima and adjusting for movements in net debt and cash balances as a result of the Proposal, deducting the costs of completing the Proposal ($200,000) and applying a minority discount of 21.6%, which corresponds to the mid-point of a control premium range of 20% to 35%.

©2015 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

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The issue prices in the Proposal are at a discount to current VWAP

The issue price for the Subscription Shares, Placement Shares and Subscription Notes under the Proposal are all at a discount to the current VWAP of Prima shares, as set out in the figure below.

Figure 1: Proposal price compared to trading price prior to the Announcement Date

Source: S&P Capital IQ and KPMG Corporate Finance Analysis

Although trading in Prima shares is considered illiquid, the issue of shares at a discount to the market price prior to the Announcement Date suggests no control premium has been offered.

Post announcement of the Proposal, Prima issued a number of market announcements and was also affected by certain market events. As a result, trading activity increased significantly with the share price reaching a maximum of $0.19 on 21 May 2015 before closing at $0.16, with a total volume of 190.6 million shares traded on the day. Subsequently, trading activity returned to lower levels, with a closing price of $0.086 on 4 June 2015. This trading activity highlights the pricing volatility of biotech companies and the degree of speculation reflected in pricing as companies move through the development and commercialisation process.

However, the trading activity is also likely to be a reflection of the positive elements of the transaction that Ridgeback will provide, as discussed in further detail in Section 2.3 below.

In this regard, the post announcement trading activity has not required KPMG Corporate Finance to reassess our reasonableness assessment.

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The Proposal is not fair

KPMG Corporate Finance has calculated an estimated trading range for a Prima share to be $0.021 to

$0.048. This estimated trading range is below or at the bottom half of our assessed underlying value of Prima. Further, the Subscription Shares, Placement Shares and Subscription Notes are all issued at a discount to the current VWAP. On this basis, in accordance with the regulatory framework required to be applied in assessing the Proposal, the Proposal is not fair.

Non-Associated Shareholders should be aware that this outcome is not unexpected as the equity issued in the Proposal would need to be issued at a significant premium to the underlying value of Prima in order for the regulatory framework to yield a fair outcome.

2.3	Assessment of reasonableness

An offer is deemed to be ‘reasonable’ if it is ‘fair’. However, an offer can also be reasonable if, despite not being fair, there are sufficient reasons for shareholders to accept the offer in the absence of a superior offer being tabled.

In considering whether the Proposal is reasonable, we have considered the following key factors.

The Proposal provides sufficient funding to allow Prima to pursue its R&D activities up to late 2016

As is typical for smaller companies operating in the biotech industry, Prima has a pressing need for additional funding to support its R&D programme. Its current cash reach extends only to August 2015 and without immediate funding, its R&D programme will stall. The Proposal provides Prima with additional cash of $38.3 million (prior to transaction costs), which will enable Prima to extend its cash reach until late 2016.

Prima is not expected to generate material revenues in the medium-term and is therefore dependent on external funding arrangements for its continued financial viability. The 1H15 financial report stated that “there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.” The Proposal is expected to reduce the materiality of the risks noted by the Directors and the Auditor in relation to the going concern ability of the Company.

The Proposal is superior to the alternatives identified in the strategic review process

The strategic review process identified a number of funding alternatives, although the board determined only one alternative was a feasible funding option. On further assessment, the board ultimately determined the Ridgeback proposal to be superior. Specifically, the Proposal provided:

•	the necessary amount of funding to secure R&D activities until late 2016 (based on forecast cash burn) as opposed to a smaller funding amount which would have required further fundraising later this year

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•	the funding on an upfront basis and independent from specific achieved milestones, as opposed to deferred funding that would require key milestones to be met and/or the satisfaction of certain equity conditions before funds could be advanced

•	a fixed conversion rate for the Subscription Notes, as opposed to being linked to the VWAP of Prima shares for a certain period.

The fixed conversion rate is assessed as being particularly important as arrangements with VWAP linked conversion rates put the company at risk of having downward pressure placed on the share price given a lower share price increases the amount of shares to be issued on conversion to a VWAP linked convertible note holder, which in turn increases the dilution impact causing further falls in the share price, which in turn continues the downward cycle.

Ridgeback will be a cornerstone investor

As Ridgeback currently holds 5.76%10 and could hold up to 39.9% ordinary shares, it will have a significant incentive to ensure the long term success of Prima. This is an important consideration given that Prima has previously not been able to secure a cornerstone investor.

Ridgeback is a leading investor in the biotech industry with a long-term investment philosophy. Its founder, Wayne Holman, is highly regarded and has a focus on the immuno oncology field. Ridgeback’s involvement will enable Prima to not only benefit from Mr Holman’s expertise, but also attract greater interest from the burgeoning US institutional investor market as the Proposal provides an endorsement of Prima’s science and technology and provides a strong investment signal to the market.

The Proposal therefore provides definitive funding through to late 2016, as well as comfort that Prima will be better positioned to attract funding sources to meet future funding requirements.

The exercise price for the Initial Warrants and the Coverage Warrants is at a premium to trading at the Announcement Date

The exercise price for the Initial Warrants and the Coverage Warrants was set at a premium to the trading price of Prima shares at the Announcement Date. The premium of approximately 12.0% and 6.2%, respectively over the 15-day VWAP of $0.022 aimed to provide an incentive for Ridgeback to foster the underlying business activities of Prima in order to increase the share price above the exercise price.

The Proposal will allow management focus to return to business operations

The strategic review process has been an intensive process, requiring significant management time. As Prima is entering an important phase of its R&D programme, it is crucial that management focus be maintained on operational matters. Although these have not been neglected, approval of the Proposal will ensure funding matters will not require intensive management time in the short-term.

[10]	Calculated based on Ridgeback’s shareholding as at 5 June 2015 as sourced from Prima’s 3B announcements

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There are disadvantages to the Proposal but these are not considered sufficient to outweigh the benefits

•	Ridgeback will gain significant influence without a control premium being paid

The issue price for the Subscription Shares and the Subscription Notes under the Proposal compared to the VWAP of Prima shares prior to the Announcement Date, as set out previously in Figure 1.

It is commonly accepted that acquirers of a controlling interest in a business should pay a premium over the value implied by the trading price of a share to reflect their ability to obtain control over the target’s strategy and operations, as well as extract synergies from integration. However, the level of premium observed in takeovers varies and depends largely on the circumstances of the target, competitive tension in the sales process and the level of synergies available. Observations from transaction evidence indicate that these premiums concentrate around a range between 20% and 35%11.

For the issue of Subscription Shares, and by extension Placement Shares, to Ridgeback, there is no premium to the current trading price as the Subscription Shares will be priced at a 22.5% discount to the 15-day VWAP prior to the Announcement Date and the Subscription Notes will be priced at a 10.4% discount to the 15-day VWAP prior to the Announcement Date.

However, in the biotechnology deal space, it is not uncommon for transactions to be completed at a discount, particularly where the subject company is still in the pre-marketing phases of its R&D programme. As an illustration, convertible issuances completed by life science companies between 2010 and 2015 were completed at an average discount of 29.7%12.

•	Non-Associated Shareholders’ investments will be significantly diluted

The interests of Non-Associated Shareholders in Prima will be diluted from the existing 100% to potentially as low as 60.1% on an “as-if fully exercised and converted basis”, with a corresponding effect on their entitlement to any distribution of future dividends.

•	Liquidity levels will increase, however overall debt levels and corresponding interest costs may also increase

The Proposal will result in Prima’s cash balance increasing to $44.0 million (prior to transaction costs) and a corresponding increase in net debt of approximately $13.8 million, as a result of the issue of the Subscription Notes. Interest on the Subscription Notes will accrue at a simple rate of 3% per annum only payable at maturity. Whilst the interest rate is favourable to market alternatives, Ridgeback is entitled to exercise the note at any time over a ten year period and therefore current levels of debt and associated interest costs for Prima will increase until the Subscription Notes are converted.

•	The likelihood of a future control transaction will be reduced given the size of Ridgeback’s holding

[11]	Connect 4 and KPMG Corporate Finance Analysis
[12]	BMO Capital Markets, ‘Biopharma M&A and Financing Transactions’, March 2015

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Under the Proposal, Ridgeback can secure a maximum interest in Prima of 39.9% on an “as-if fully exercised and converted basis”. This level of equity interest by any one investor will significantly reduce the likelihood that a control transaction will emerge in the future, unless it has the support of Ridgeback, and therefore Non-Associated Shareholders will have passed a degree of control to Ridgeback without gaining the benefit of a control premium.

There are other factors that will impact Prima which should be considered in assessing the Proposal but are not necessarily benefits or disadvantages

•	Ridgeback will have a representative on the board

On issue of the warrants and notes, and provided Ridgeback continues to hold in aggregate a 5% or more interest in the Company, Ridgeback is allowed to have one representative on the Prima board.

•	Ridgeback will have rights with respect to future fund raisings

Prior to any future fund raising, Prima has agreed to consult with Ridgeback in relation to the terms of Ridgeback’s potential participation in any such fund raising on a basis that is both “mutually acceptable” and “market-based”. Furthermore, Prima must, “where reasonably practicable in the circumstances…use its best commercial endeavours to provide Ridgeback with a last right of refusal over the future fund raising on market-based terms”. In addition, with regard to debt financing, Prima agrees that it will not enter into any further indebtedness with an aggregate total amount of $2.0 million without Ridgeback’s consent.

•	Prima will commit to standard covenants

Prima has agreed to meet the usual negative covenants attached to convertible note terms, including “dividend protection, restriction on granting security, restriction on asset sales or sales of subsidiaries, requirement not to cease carrying on business or go into voluntary administration or liquidation and restriction on related party agreements”.

Prima will face significant uncertainties if the Proposal is not approved

In the event the Proposal is not approved, Prima has indicated that it will continue to operate “as-is” and seek other solutions to its short-term funding requirements. Such a situation will result in significant uncertainties.

•	Prima will require an alternative source of funds

Based on Prima’s financial position as at 31 December 2014, Prima’s cash reach was approximately seven months. This cash position is detrimental to ongoing R&D activities and in the absence of alternative funding sources, will lead to a reduction in R&D activity or the sale of assets.

Any alternative funding is likely to be sourced at unfavourable terms to those agreed under the Proposal, due to the lack of feasible alternatives identified during the strategic review process and the increasingly lower cash reach position. These alternatives are also likely to have significant execution risks and therefore will not provide the certainty of outcome that the Proposal does for Non-Associated Shareholders.

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Failure to secure an alternative funding source will heighten the potential for Prima to face the going concern issues noted in the 1H15 financial statements.

•	Prima will incur transaction costs, including a break fee

A portion of the transaction costs will be incurred by Prima regardless of whether the Proposal is approved. Furthermore, Prima will have to pay a break fee of $150,000 to Ridgeback and will also be required to issue approximately 24.4 million shares, if requested by Ridgeback at a price per share representing a 25% discount to the 15-day VWAP prior to their issue.

Subsequent to the Announcement Date, Bergen requested to convert their convertible note, which necessitated a requirement by Prima to obtain a waiver from Ridgeback from a restriction of the Subscription Agreement. This requirement led to the issuance of 28.0 million New Subscription Shares to Ridgeback at a share price of $0.02 per share.

•	Prima’s share price is likely to fall

Prima shares traded at a one month VWAP and three month VWAP of $0.02 and $0.03, respectively, prior to the Announcement Date. Subsequent to the announcement of the Proposal, Prima shares traded at $0.023. Whilst it is not possible to accurately predict the prices at which Prima shares might trade in the future should the Proposal not be approved, we consider it highly likely that the increased uncertainty of Prima’s funding position will create downward pressure on the trading price of Prima shares.

The Proposal is reasonable

KPMG Corporate Finance has concluded that the Proposal is not fair, on the basis that the estimated trading range of a Prima share post completion of the Proposal is below or at the lower end of our assessed underlying value of Prima. However, Non-Associated Shareholders should recognise that they are unlikely to be able to realise the underlying value of Prima in the event that appropriate funding is not sourced in the short term.

Further, whilst the Proposal is considered to be not fair, there are compelling reasons for Non-Associated Shareholders to approve the Proposal. The Proposal will provide certainty over funding arrangements to support Prima’s R&D programme through to late 2016, as well as introducing a much sought after cornerstone investor, which will send a strong signal to the market and create stability for future fund raising activity. Accordingly, the Proposal is reasonable.

3	Other matters

In forming our opinion, we have considered the interests of Non-Associated Shareholders as a whole. This advice therefore does not consider the financial situation, objectives or needs of individual Non-Associated Shareholders. It is not practical or possible to assess the implications of the Proposal on individual Non-Associated Shareholders as their financial circumstances are not known. The decision of

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Non-Associated Shareholders as to whether or not to approve the Proposal is a matter for individuals based on, amongst other things, their risk profile, liquidity preference, investment strategy and tax position. Individual Non-Associated Shareholders should therefore consider the appropriateness of our opinion to their specific circumstances before acting on it. As an individual’s decision to vote for or against the proposed resolutions may be influenced by his or her particular circumstances, we recommend that individual Non-Associated Shareholders including residents of foreign jurisdictions seek their own independent professional advice.

Our report has also been prepared in accordance with the relevant provisions of the Act and other applicable Australian regulatory requirements. This report has been prepared solely for the purpose of assisting Non-Associated Shareholders in considering the Proposal. We do not assume any responsibility or liability to any other party as a result of reliance on this report for any other purpose.

All currency amounts in this report are denominated in Australian Dollars ($) unless otherwise stated.

Neither the whole nor any part of this report or its attachments or any reference thereto may be included in or attached to any document, other than the Explanatory Memorandum and Notice of Meeting to be sent to Non-Associated Shareholders in relation to the Proposal, without the prior written consent of KPMG Corporate Finance as to the form and context in which it appears. KPMG Corporate Finance consents to the inclusion of this report in the form and context in which it appears in the Explanatory Memorandum and Notice of Meeting.

Our opinion is based solely on information available as at the date of this report as set out in Appendix 2. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion. We refer readers to the limitations and reliance on information section as set out in Section 5.3 of our attached report.

The above opinion should be considered in conjunction with and not independently of the information set out in the remainder of this report, including the appendices.

Yours faithfully

Sean Collins	Ian Jedlin
Authorised Representative	Authorised Representative

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Contents

Part One – Independent Expert’s Report		1

1	Introduction	1

2	Opinion	3

3	Other matters	13

4	The Proposal	16

5	Scope of the report	18

6	Company overview	21

7	Financial overview	26

8	Capital structure and ownership	35

9	Share price performance and liquidity analysis	38

10	Financial implications of the Proposal	42

11	Outlook	45

12	Valuation of Prima	47

Appendix 1 – KPMG Corporate Finance Disclosures		53

Appendix 2 – Sources of information		55

Appendix 3 – Valuation methodologies		56

Appendix 4 – Calculation of discount rate		58

Appendix 5 – Market evidence		67

Appendix 6 – Industry overview		72

Appendix 7 – Glossary		81

Part Two – Financial Services Guide		84

©2015 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. The KPMG name, logo and ‘cutting through complexity’ are registered trademarks or trademarks of KPMG International

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4	The Proposal

On 14 May 2015, Prima announced it had entered into agreements to undertake the Proposal under Item 7 of Section 611 of the Act. Subsequently, a series of actions occurred which resulted in changes being agreed by Prima and Ridgeback in a revised Subscription Agreement.

The objectives of the Proposal are to increase Prima’s equity and improve liquidity to ensure the Company’s ability to perform the R&D required on its potential products. The Proposal will result in an equity injection of approximately $41.5 million.

The Proposal will be implemented as follows:

•	Issue of Subscription Shares, New Subscription Shares, Placement Shares, Initial Warrants and Coverage Warrants, and purchase of Subscription Notes – Ridgeback will pay total cash consideration of up to $15.7 million comprising the following completed actions:

•	Subscription Shares of approximately $1.2 million, which brought Ridgeback’s equity ownership to 4.94% of the current shares outstanding (i.e. approximately 72.2 million new shares)

•	New Subscription Shares of $560,000, equivalent to 28.0 million new shares, which, including all transactions that occurred up to 5 June 2015, brought Ridgeback’s equity ownership to 5.76%

and the following yet to be completed actions:

•	Prima will undertake an SPP offered to Non-Associated Shareholders, which will allow it to raise up to $10.0 million in share capital. To prevent dilution to Ridgeback’s shareholding, Prima will issue Placement Shares of approximately $140,000 to Ridgeback at the Subscription Price to cancel out the dilutive effects of the SPP

•	Subsequently, Ridgeback will purchase approximately $13.8 million worth of Subscription Notes, which accrue simple daily interest at a rate of 3% per annum (calculated based on a 365 day year), which is payable at maturity. The Subscription Notes will have an anti-dilutive feature for future possible capital raisings of the Company. Additionally, Prima will issue approximately 8.5 million 10 year Initial Warrants with an exercise price of $0.0250 per share and approximately 371.5 million Coverage Warrants with an exercise price of $0.0237 per share

•	Conversion of Subscription Notes – Subsequent to above process, Ridgeback can convert the approximately $13.8 million Subscription Notes to approximately 687.6 million new shares, thereby increasing its equity ownership to 31.0% at a fixed exercise price of $0.02 per share

•	Exercise of Warrants – Subsequent to the conversion, Ridgeback can exercise the 379.9 million warrants above at the respective exercise prices of $0.0250 and $0.0237. If Ridgeback chooses the cashless exercise of warrants option, this will result in an adjusted issue of (A-B)*X/A new ordinary shares to Ridgeback, where:

•	A = Prima closing share price on day prior to date of delivery of the warrant exercise notice

•	B = Warrant exercise price ($0.025 and $0.0237, respectively)

•	X = number of shares issuable on exercise of the warrant, assuming the Warrant was issued for cash

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In this case, there will be no impact on Prima’s cash position. If Ridgeback chooses however to pay the exercise price for the warrants, this will result in up to $9.0 million additional cash for Prima. This could bring Ridgeback’s equity ownership up to 39.9%.

The impact of the Proposal on the statement of financial position is discussed in further detail in Section 10.

Furthermore, the Proposal contains the following notable conditions:

•	provided that Ridgeback continues to hold in aggregate 5% or more interest in the Company, the Board agrees to appoint one nominee director to act as the board representative of Ridgeback

•	the break conditions for the Proposal require that a portion of the transaction costs will be incurred by Prima even in the event the Proposal is not approved. Prima will be required to pay a break fee of $150,000 to Ridgeback and issue a maximum of 24.4 million shares, in the event the break clause is triggered.

We note that the Subscription Agreement was changed after the issuance of our first draft report to Prima.

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5	Scope of the report

5.1	Purpose

Section 606 of the Act effectively prohibits a person from acquiring a relevant interest in a public company in excess of 20%. Item 7 of Section 611 allows non-associated shareholders to waive the Section 606 prohibition by passing a resolution at a general meeting of the company. Under the Proposal, Ridgeback can potentially acquire a 39.9% interest in the Company and therefore the Company is seeking shareholder approval pursuant to Item 7 of Section 611. To assist in assessing the Proposal, the Act requires non-associated shareholders to be provided with all information known to the company that is material to the decision on how to vote. The directors of the company typically satisfy this obligation by providing an IER.

The Directors of Prima have engaged KPMG Corporate Finance to prepare an IER setting out our opinion as to whether the Proposal is considered fair and reasonable to Non-Associated Shareholders, and to state the reasons for that opinion.

This report has been prepared for inclusion in the Explanatory Memorandum to accompany the Notices of Meeting to be sent to Non-Associated Shareholders.

5.2	Basis of assessment

The Australian Securities and Investments Commission (ASIC) has issued Regulatory Guide RG 111, which provides a framework for the preparation of IERs. The framework to be applied differs depending on whether the transaction is deemed to be a control transaction or not. For control transactions, the expert is instructed to distinguish between “fair” and “reasonable”, that is, fair and reasonable is not regarded as a compound phrase. RG 111 indicates that for a transaction pursuant to Item 7, Section 611 of the Act, it should be assessed as a control transaction. Accordingly, KPMG Corporate Finance assessed whether the Proposal is “fair and reasonable” to Non-Associated Shareholders.

The assessment of “fair” involves a comparison of the offer price with the value of the securities subject to the offer. For this assessment, the value of the securities is determined with reference to the underlying value of the business on a control basis. In an Item 7, Section 611 transaction, the offer price is taken to be the securities the shareholder will hold in the company, post the completion of the transaction. This assessment is made with reference to the estimated trading range of the securities held, and therefore is not on a control basis.

The assessment of “reasonableness” requires consideration of other factors relevant to the transaction and the company. This may include:

•	the rationale for the transaction

•	alternatives available to the company

•	the consequences of not approving the transaction

•	any other benefits or disadvantages of the transaction.

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RG 111 provides that an offer is fair if the offer price is equal to or greater than the value of the securities subject to the offer.

An offer is reasonable if it is fair. However, RG 111 provides that an offer could also be reasonable if, despite being “not fair”, the expert determines there are sufficient reasons for shareholders to accept the offer in the absence of a superior offer being tabled.

In assessing fairness, RG 111 and market practice suggest the following factors should apply:

•	values should be determined on the basis of a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious seller

•	values should not reflect special value that might accrue to the purchaser, but rather those benefits that would be available to a pool of potential purchasers

•	no consideration should be given to the percentage holding of the bidder or its associates in the company, or whether the offer price constitutions cash or scrip.

Therefore, our assessment would indicate the Proposal is fair if the estimated trading price of a Prima share following the completion of the Proposal on a non-control basis, is equal to or greater than the assessed underlying value of Prima on a controlling basis, prior to the Proposal.

5.3	Limitations and reliance on information

In preparing this report and arriving at our opinion, we have considered the information detailed in Appendix 2 of this report. In forming our opinion, we have relied upon the truth, accuracy and completeness of any information provided or made available to us without independently verifying it. Nothing in this report should be taken to imply that KPMG Corporate Finance has in any way carried out an audit of the books of account or other records of Prima for the purposes of this report.

Further, we note that an important part of the information base used in forming our opinion is comprised of the opinions and judgements of Management. In addition, we have also had discussions with the Management in relation to the nature of the Company’s business operations, its specific risks and opportunities, its historical results and its prospects for the foreseeable future. This type of information has been evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Prima has been responsible for ensuring that information provided by it or its representatives is not false or misleading or incomplete. Complete information is deemed to be information which at the time of completing this report should have been made available to KPMG Corporate Finance and would have reasonably been expected to have been made available to KPMG Corporate Finance to enable us to form our opinion.

We have no reason to believe that any material facts have been withheld from us but do not warrant that our inquiries have revealed all of the matters which an audit or extensive examination might disclose. The statements and opinions included in this report are given in good faith, and in the belief that such statements and opinions are not false or misleading.

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The information provided to KPMG Corporate Finance included forecasts/projections and other statements and assumptions about future matters (forward-looking financial information) prepared by Management. Whilst KPMG Corporate Finance has relied upon this forward-looking financial information in preparing this report, Prima remains responsible for all aspects of this forward-looking financial information. The forecasts and projections as supplied to us are based upon assumptions about events and circumstances which have not yet transpired. We have not tested individual assumptions or attempted to substantiate the veracity or integrity of such assumptions in relation to any forward-looking financial information, however we have made sufficient enquiries to satisfy ourselves that such information has been prepared on a reasonable basis.

Notwithstanding the above, KPMG Corporate Finance cannot provide any assurance that the forward- looking financial information will be representative of the results which will actually be achieved during the forecast period. Any variations in the forward looking financial information may affect our valuation and opinion.

The opinion of KPMG Corporate Finance is based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon our opinion. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion.

5.4	Disclosure of information

In preparing this report, KPMG Corporate Finance has had access to all financial information considered necessary in order to provide the required opinion. Prima has requested KPMG Corporate Finance limit the disclosure of some commercially sensitive information relating to Prima and its subsidiaries. This request has been made on the basis of the commercially sensitive and confidential nature of the operational and financial information of the operating entities comprising Prima.

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6	Company overview

6.1	Overview

Prima is a biotechnology company headquartered in Sydney, Australia. Prima specialises in the research, development and commercialisation of drugs to treat cancer, specifically those in the growth areas of immunotherapy. It owns or licenses patents for products in the preclinical and clinical stages of development, and is a global company whose network extends across Australia, Europe and the United States. It is listed on the ASX (ASX:PRR), on the NASDAQ in the US (NASDAQ:PBMD), and on the Deutsche Börse in Germany (ISIN: US74154B2304).

Prima currently derives its revenue from a combination of grant income, license income, sales of research antibodies, gains on foreign exchange and interest income. The proportional contributions of revenue by source for the 2014 financial year (FY14) and the half-year ended 31 December 2014 (1H15) are shown below:

Figure 2: Prima revenue by source

Source: Prima annual report for FY14 and interim report for 1H15

6.2	Recent developments

Acquisition of Immutep SA

On 17 December 2014, Prima announced it had completed the acquisition of Immutep SA (Immutep), a biopharmaceutical company operating in the field of immuno-oncology. Immutep was founded in 2001 and is headquartered in Orsay, France. Prior to the acquisition, Immutep was held by IPSA and Equitis Gestion SAS, two privately owned French equity and venture capital firms.

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The total consideration paid for Immutep was $26.3 million, which primarily consisted of an upfront cash payment of $13.1 million (USD 10.8 million). The remainder comprised mostly of scrip, warrants and milestone payments.

Shareholder approval to increase Prima’s share placement capacity was received at its Annual General Meeting (AGM) on 14 November 2014, enabling Prima to fund the purchase with an equity component.

CVac Development

Prima’s lead product has been CVac a dendritic cell immunotherapy designed to strengthen the immune system of patients by triggering T-cells to attack tumours. On 27 February 2015, Prima announced it was ceasing recruitment for CVac’s CAN-004B and CAN-301 clinical trials, which tested patients with second remission ovarian cancer and resected pancreatic cancer respectively. Instead, Prima will focus on developing its Lymphocyte Activation Gene-3 (LAG-3) therapies acquired from Immutep.

Despite Management’s positive outlook for CVac technology, it noted autologous cell therapies of CVac’s kind are more expensive and complex to develop compared to biological treatments such as Immutep’s IMP321 product. Hence, the decision was made to reallocate Prima’s priorities and capital accordingly. Management are currently seeking a partnership for the CVac portfolio’s future development and will assess opportunities to monetise its associated infrastructure. The existing CVac clinical programme will be consolidated to reduce costs and strengthen Prima’s cash position.

Development of IMP321 in combination with Japanese vaccine

On 11 May 2015, Prima announced that it was collaborating with Japanese parties, NEC Corporation and Yamaguchi University to conduct a preclinical study which combines the IMP321 drug technology with a peptide vaccine developed by the Japanese parties. The combination of the drug technologies aims to assist in the treatment of hepatocellular cancer. NEC Corporation is a global provider of IT solutions and Yamaguchi University is an established university with an interest in various fields of academic research, including the development of immuno oncological technologies.

Overall Survival data in relation to CAN-003 shows positive trend

On 19 May 2015, Prima announced that the Phase II trial of CVac’s CAN-003 has shown overall survival benefit in second remission ovarian cancer patients. Data collected from the CAN-003 Phase II trial over five years, has demonstrated a “clear trend for a clinically meaningful improvement in the Overall Survival over standard of care in second remission patients”.

Commercialisation of CVac database management platform

On 25 May 2015, Prima announced that it has reached an agreement with the US-based Database Integrations Inc. for the two companies to commercialise iCAN, the software platform that powers Prima’s CVac cellular therapy, for use in other cellular therapies worldwide and to seek sub-licensees for this system.

Patent filed for new IMP321 program

On 29 May 2015, Prima announced that it has filed a provisional patent for the clinical development of using IMP321 in combination with immune checkpoint inhibitors. Pending the grant of this patent, the patent protection of IMP321 may extend to 2035.

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6.3	Products

Prima develops and produces immunotherapeutic products primarily used for the treatment of cancers. Following its acquisition of Immutep, most of Prima’s products are now based on pathways involved in the LAG-3 immune control mechanism, a key component in the proper functioning of the human immune system. Such pathways are a new discovery made by the collaboration between Professor Frédéric Triebel (scientific founder of Immutep), the Institut Gustave Roussy and Merck-Serono.

A summary of Prima’s product portfolio, clinical trial statuses and partners are provided in the table below.

Table 3: Product pipeline

Product	Partner	Indication	Status

IMP321	Eddingpharm (China)	Metastatic breast cancer & chemotherapy, metastatic renal cancer	Phase IIa/Phase IIb ready

IMP731	GSK (worldwide)	Autoimmune disease, plaque psoriasis	Phase I

IMP701	Novartis (worldwide)	Cancer and chronic infectious disease	Preclinical

CVac	Neopharm (Israel)	Second remission ovarian cancer, pancreatic cancer	Phase II - seeking a partner to continue CVac’s development

Source: Prima

IMP321 – Immunostimulation by APC Activation

IMP321 (hLAG-3Ig) is a recombinant protein consisting of a dimer of LAG-3 that has been engineered to be soluble rather than bound to the surface of cells. IMP321 activates Antigen Presenting Cells (APCs), which stimulate T-cells to recognise tumour antigens and attack tumour cells.

The IMP321 treatment has been tested in different clinical settings, among those are following:

•	Setting #1: A high dose of IMP321 only. This has been tested on metastatic renal cell carcinoma and has completed Phase Ib. Results demonstrated a higher rate of progression-free survival and tumour growth reduction than in patients receiving a lower dose. Clinical results show no toxicity present

•	Setting #2: A high dose of IMP321 following chemotherapy. This has been tested on metastatic breast cancer (European testing) and pancreatic cancer (US testing) and has completed Phase I/IIa. Clinical results show no toxicity present. Prima has earmarked this setting for further internal development

•	Setting #3: A low dose of IMP321 mixed with antigen to be used as an adjuvant for therapeutic vaccines. This is being tested on post-surgery disease-free melanoma, metastatic melanoma and prostate cancer with biochemical failure and has completed Phase I/IIa. Clinical results show no toxicity present.

In addition to progressing Setting #2 internally, Prima is collaborating with academic parties for the further development of Setting #3.

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Anticipated combo trial combining IMP321 with paclitaxel

Prima is currently planning to commence Phase IIb in metastatic breast cancer in Europe and is supporting Eddingpharm with the development, commercialisation and manufacturing of IMP321 in China.

Anticipated combo trial combining IMP321 with an immune checkpoint inhibitor

Prima has also developed some expertise based on preclinical studies which combine the use of IMP321 with an immune checkpoint inhibitor. Prima is working towards obtaining permission to conduct a combo Phase I trial.

Licensing agreements and research grants

In 2013, Prima (through Immutep) entered into an agreement with Chinese licensing partner Eddingpharm (Shanghai), in relation to the development, commercialisation and manufacturing of IMP321 in China. As part of this agreement, WuXi Apptec will manufacture the IMP321 material to prepare it for clinical trials in a manner compliant with current Good Manufacturing Practice (cGMP) standards. Eddingpharm has agreed to pay a combination of milestone payments and royalties in exchange for the licensing right.

Prima currently retains a research grant from French research body, ANVAR, in relation to the development of IMP321 as an adjuvant in cancer vaccinations. Prima expects that there might be a reduction in the conditional advances granted by ANVAR. The original outstanding amount of advance was EUR 600,000, of which EUR 300,000 has been repaid. The remaining EUR 300,000 is repayable in instalments by 30 June 2015.

IMP701 and IMP731 – Therapeutic antibodies

The IMP701 and IMP731 technology features a class of antibodies targeting LAG-3 in its natural membrane-bound form on the surface of T-cells. These therapies assist with regulating immune responses. IMP701 acts as a blocking antibody, whereas IMP731 acts as a depleting antibody.

IMP701 Antagonist Antibody

IMP701 inhibits the aspect of LAG-3 which restrains the T-cell response. This leads to the proliferation of T-cells that attack tumours in patients. IMP701 has been tested on cancer, and is currently in the optimisation stage of the preclinical development phase. It is being developed by partner Novartis AG (Novartis).

IMP731 Depleting Antibody

IMP731 is a depleting anti-LAG-3 antibody that suppresses unwanted T-cell activity in autoimmune diseases or transplantation. IMP731 has demonstrated potency at low doses in preclinical models of T-cell mediated inflammation and is currently in a Phase I trial. It is being developed by partner GlaxoSmithKline (GSK).

Licensing agreements

In 2010, Prima (through Immutep) granted development rights for IMP731 to GSK for the life span of the IMP731 patents.

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In 2012, Prima (through Immutep) granted development rights for IMP701 to CoStim Pharmaceuticals (Boston, MA) (CoStim). In 2014, CoStim was acquired by Novartis. As such, IMP701 will be developed and marketed under the Novartis brand.

As a result of these agreements, Prima is eligible to receive milestone payments and royalty payments from its respective partners if specific objectives are achieved.

CVac

CVac is an immunocellular therapeutic which aims to destroy tumour cells associated with epithelial cancer. Using a process known as leukapheresis, cells are extracted from the patient’s bloodstream and are subsequently pulsed with mucin 1, a cell-surface antigen. The mucin 1 is processed by dendritic cells, which enable the immune system to recognise foreign cancer proteins in the body. The CVac product is then thawed and intradermally injected instigating an immune reaction via T-cells.

CVac has been manufactured in three global facilities in Australia, the US and Germany, which have achieved comparable production processes that are accepted by regulators of different jurisdictions, which enhances the scalability of the technology.

Clinical trials

Prima has completed different clinical trials for CVac. As previously mentioned, Prima is ceasing recruitment for CVac’s CAN-004B and CAN-301 trials and will seek a partnership for the product’s future development. In addition, Prima will consider opportunities to monetise CVac’s existing infrastructure.

Intellectual Property

Prima licenses intellectual property to protect the manufacture and commercialisation of its underlying technology. In this regard:

•	with respect to CVac, the Burnet Institute currently licenses one patent family to Prima. The US application of this patent expires in August 2023. Applications for the rest of the world are due to expire in September 2018

•	Prima’s LAG-3 technology acquired through Immutep consists of 13 patent families. The patent owners and the products to which they relate are detailed below.

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Table 4: LAG-3 patent families and products

Family	Owner	Short name	Expiry

251	Exclusively licensed from Serono	LAG-3 protein & antibodies	Jun 2016 & Feb 2016

299	Exclusively licensed from Serono	Soluble LAG-3 & antibodies	May 2015 & Sep 2016

308	Exclusively licensed from Serono	LAG-3 marker & antibodies	Jul 2016

338	Exclusively licensed from Serono	LAG-3 mutants	Nov 2017

356	Exclusively licensed from Serono	LAG-3 immunostimulation	Feb 2016 & Jul 2018

400	Licensed from IGR&D	LAP - signalling	Sep 2021

500	Prima	Vectorisaton: ImmuCcine (IM P321 plus antigen)	TBD

550	Joint ownership with INSERM	Depleting anti LAG-3 antibodies	Apr 2028 with others TBD

600	Prima	APC activators in combination with GM CSF- GVAx	Aug 2028

650	Prima	IMP 321 chemoimmunotherapy	Oct 2028

660	Prima	IMP 321 plus anti neoplastic	Dec 2034

670	Prima	IMP 321 plus immune checkpoint inhibitor	TBD

700	Jointly owned with Novartis	IMP 701	TBD

Source: Prima

Note: TBD = “to be determined”

As displayed in Table 4, five of Prima’s LAG-3 patent families are licensed from Serono with expiry dates ranging from May 2015 to July 2018. The 400 patent family is licensed from IGR&D (Gustave Roussy) and is granted with expiry in September 2021. Furthermore, the 550 patent family is jointly owned by INSERM (also known as the French Institute of Health and Medical Research) and the 700 patent family is jointly owned with Novartis. The remaining patent families are solely owned by Prima with the expiry dates of certain patents based on supplemental protections that can be granted during patent prosecution.

7	Financial overview

7.1	Going concern basis

Prima’s interim report for 1H15 was prepared on a going concern basis, which contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. In relation to this, the Directors noted in the 1H15 interim report the following risks which give rise to material uncertainty:

•	the Company incurred a net loss after tax of $6.4 million for 1H15 (1H14: -$6.0 million)

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•	additional capital is required to fund planned R&D activities for at least the next twelve months. Without a successful capital raising, the Company’s cash reach will continue to be a material uncertainty until products reach commercialisation and sales commence

•	pursuant to existing financing arrangements with Bergen, the Company must meet certain thresholds to obtain from Bergen an agreed monthly minimum funding of USD 360,000. Management considers that the ability to meet such thresholds is “determined by factors outside the control of the Company”. Should such debt not be received, the Company may face worsening cash liquidity problems. However, as stated in the Proposal announcement, the Bergen financing facility will be terminated after successful shareholder approval.

Notwithstanding the above, the Directors indicated that they were satisfied that it was appropriate to prepare the financial statements on a going concern basis having regard to the following factors:

•	the current and expected liquidity from operating cash flows, provides reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

•	the initiatives taken by Management and the Board to reduce costs and thereby increase future cash flows by consolidating manufacturing operations into Germany, completing the Immutep-transformational deal and reprioritising its product portfolio

•	the undertaking of a strategic review of a full range of capital raising options, as well as alternative financing arrangements, which Management and the Board believe “have a reasonable prospect of being successful”.

PricewaterhouseCoopers, the statutory auditor of Prima, noted in respect of the 1H15 financial statements that based on the factors outlined by the Directors, there is the existence of material uncertainty as to whether the Company has the ability to continue to meet its debts as and when they fall due and whether they will realise their assets and extinguish their liabilities in the normal course of business at the amounts stated in the financial report for 1H15.

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7.2	Financial performance

The historical consolidated financial performance of Prima for FY12, FY13, FY14 and 1H15 is summarised below.

Table 5: Financial performance

For $000 unless otherwise stated	FY12	FY13	FY14	1H15
Revenue	—	—	—	—
Research & Development and Intellectual Property management	(15,119)	(14,005)	(11,931)	(4,892)

Gross margin	(15,119)	(14,005)	(11,931)	(4,892)
Other income
Grant income	1,494	1,649	2,004	1,170
Medical services income	26	—	—	—
License income	—	—	16	—
Gain on foreign exchange	—	1,418	407	625
Corporate administrative expenses	(5,978)	(4,851)	(4,093)	(3,028)
Loss on foreign exchange	(1,181)	—	—	—
Depreciation and amortisation expense	(377)	(254)	(446)	(217)
Other expenses	(1,489)	(34)	—	(54)

Operating profit / (loss)	(22,624)	(16,078)	(14,043)	(6,397)
Interest income	2,683	939	713	200
Finance costs	—	—	—	(205)

Profit / (loss) before taxation	(19,941)	(15,139)	(13,330)	(6,401)

Income tax expense	—	(87)	(14)	—

Profit / (loss) after tax	(19,941)	(15,226)	(13,343)	(6,401)

Basic (loss) earnings per share (cents)	(1.92)	(1.42)	(1.09)	(0.51)
Diluted (loss) earnings per share (cents)	(1.92)	(1.42)	(1.09)	(0.51)

Financial metrics
Other income growth [1]	nmf [2]	101.7%	(20.9)%	(27.2)%
R&D expense growth [1]	58.6%	(7.4)%	(14.8)%	(20.1)%

Source: Prima annual reports for FY12, FY13 and FY14, interim report for 1H15 and KPMG Corporate Finance Analysis

Note 1: Growth in respect of 1H15 is based on growth from 1H14

Note 2: nmf = “not meaningful value”

With regard to the historical financial performance summarised above, we note the following:

•	revenues are nil given that Prima’s product portfolio is still in development. Prima’s income has historically comprised of income from grants, interest, gains on foreign exchange and licensing and income from medical services in FY12. Prima now generates small revenues via Immutep (through the sale of LAG-3 research reagents)

•	we note the following movements in relation to these income streams:

•	in respect of grant income, Prima receives grants from governments including Australian Research and Development Rebates (in the form of R&D tax incentives) and two separate grants from Germany’s Free State of Saxony. In FY14, Prima received $2.0 million grants compared to $1.6 million in FY13. Grants received in 1H15 were lower than 1H14 due to proportionately lower R&D expenditures. Grants from the Saxony Development Bank also expired in December 2014, although Prima still has an open claim. However, cash grants of $777,536 accrued from the Australian R&D tax incentive programme in January 2015

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•	license income of $15,929 was generated in FY14, relating to an exclusive supply and manufacturing agreement Prima entered into in February 2014

•	total other income was lower in both FY14 (by $639,583 or 20.9% from FY13) and 1H15 (by $668,767 or 27.2% from 1H14). The primary reason for lower income in FY14 was $1.2 million lower foreign exchange gains compared to FY13. In 1H15, other income was lower due to lower grant income, as well as lower gains on foreign exchange

•	in FY14, Prima undertook a strategic review of the business that included the implementation of cost saving initiatives to combat cash burn. In respect of this we note the following:

•	R&D and Intellectual Property management expenses were significantly lower in FY14, reducing by $2.1 million (or 14.8%) compared to FY13. This was largely a result of lower patent renewal expenses arising from the expiry of patents and maturity of the patent portfolio. R&D and Intellect Property management expenses also decreased by $1.2 million (or 20.1%) in 1H15 compared to 1H14, due to the Company ceasing recruitment of certain CVac clinical development programmes

•	corporate administrative expense reduced by $758,572 (or 15.6%) in FY14 compared to FY13. Corporate administrative expenses increased in 1H15 by $817,640 (or 37.0%) compared to 1H14 due to Immutep-acquisition related expenses

•	depreciation and amortisation expense increased $192,336 (or 75.7%) in FY14 compared to FY13, mostly due to higher depreciation of plant and equipment of $183,297

•	other expenses relate to change in fair value of derivative financial instruments

•	finance costs of $204,571 in 1H15 relate to the Bergen-financed convertible note, which was raised in part to fund the acquisition of Immutep. Refer to Section 8.5 for further details

•	income tax expenses of $13,607 incurred in FY14 related to income generated by the Group’s internal transfer pricing in respect of Prima’s operations in the US. No income tax expense was incurred in 1H15.

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7.3	Financial position

The historical consolidated financial position of Prima as at 30 June 2012, 30 June 2013, 30 June 2014 and 31 December 2014 is summarised below.

Table 6: Financial position

As at $000 unless otherwise stated	30-Jun-12	30-Jun-13	30-Jun-14	31-Dec-14
Current assets
Cash and cash equivalents	38,037	30,023	23,200	5,732
Trade and other receivables	280	200	196	7,027
Inventories	192	—	—	—
Other current assets	2,394	1,585	1,287	1,836

Total current assets	40,903	31,808	24,684	14,595

Non-current assets
Property, plant and equipment	484	835	577	445
Goodwill	—	—	—	488
Other intangible assets	226	171	117	23,540
Other assets	—	—	—	242

Total non-current assets	710	1,006	694	24,715

Total assets	41,613	32,814	25,378	39,310

Current liabilities
Trade and other payables	2,841	3,469	2,652	2,950
Provisions	115	31	102	95
Current tax payable	—	27	17	18
Loans and borrowings	—	—	—	1,179
Derivative financial instruments	1,489	34	—	—
Other liabilities	—	—	—	5,708

Total current liabilities	4,444	3,560	2,771	9,950

Non-current liabilities
Loans and borrowings	—	—	—	2,833
Deferred tax liabilities	—	—	—	3,518
Provisions	10	6	15	38

Total non-current liabilities	10	6	15	6,389

Total liabilities	4,455	3,566	2,786	16,340

Net assets	37,158	29,248	22,592	22,970

Equity
Share capital	136,713	142,327	149,014	153,136
Reserves	181	1,883	1,883	4,540
Retained earnings/(Accumulated losses)	(99,736)	(114,961)	(128,305)	(134,706)

Total equity	37,158	29,248	22,592	22,970

Source: Prima annual reports for FY12, FY13 and FY14, interim report for 1H15, and KPMG Corporate Finance Analysis

With regard to the historical financial position summarised above, we note the following:

•

cash and cash equivalents, comprised of proceeds from issue of shares and options, and held-to-maturity investments, is primarily utilised to fund the development costs of Prima’s product pipeline. As Prima does not currently generate revenue, Prima’s cash balance has an eroding profile, decreasing at a Compound Annual Growth Rate (CAGR) of -22% from 30 June 2012 to 30 June

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2014. In December 2014, $15.8 million cash was utilised to fund the acquisition of Immutep raised partly through Bergen. This contributed to the decrease in cash and cash equivalents to $5.7 million at 31 December 2014

•	trade and other receivables increased from $196,407 at 30 June 2014 to $7.0 million at 31 December 2014, primarily as a result of subsuming the existing trade receivables of Immutep

•	inventories relate to materials required to safely transport clinical trial samples between hospitals and manufacturing sites. Prima carried minimal inventory in FY12, reporting a balance of $191,797. Inventories decreased to nil from FY13 to 1H15

•	other assets recorded in 1H15, comprise predominantly of prepayments for clinical trial expenditure, deposits, accrued interest income and a retention payment receivable as part of the acquisition of Immutep

•	the Company reported a goodwill balance of $487,780 as at 31 December 2014, arising from the acquisition of Immutep

•	other intangible assets increased from $116,883 as at 30 June 2014 to $23.5 million as at 31 December 2014 as a result of the acquisition of Immutep. This reflects the acquisition of intellectual property assets which carried a fair value of $23.5 million as at 31 December 2014

•	trade and other payables increased by 11.2% to $3.0 million from 30 June 2014 to 31 December 2014

•	provisions relate to employee benefits, which comprises annual leave and long service leave

•	as at 31 December 2014, the current tax payable of $17,560 related to income tax payable by its US subsidiary, Prima BioMed USA Inc, to the Inland Revenue Services (IRS), as a result of income generated by the Group’s internal transfer pricing

•	as at 31 December 2014 the Company recorded loans and borrowings relating to the acquisition of Immutep. Current loans and borrowings totalled $1.2 million, which is comprised of a $677,080 short-term existing loan of Immutep (which was assumed as a result of the Immutep acquisition) and a short-term tranche instalment of $512,115 relating to the Bergen financing arrangement. Non-current loans and borrowings relate to a $2.8 million initial upfront investment of a 36 month interest-free unsecured convertible note financed by Bergen. See Section 8.5 for further detail

•	deferred tax liabilities of $3.5 million at 31 December 2014, relate to Immutep’s existing deferred tax liabilities which were assumed by Prima upon its acquisition

•	other liabilities as at 31 December 2014 relate to the fair value of deferred consideration of $5.4 million payable to the former owners of Immutep over the next 12 months after the acquisition date, upon achieving certain milestones. The remaining balance relates to a working capital adjustment under the terms of the Share Sale Agreement of the Immutep acquisition.

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7.4	Statement of cash flows

The historical consolidated statements of cash flows of Prima for FY12, FY13, FY14 and 1H15 are summarised below.

Table 7: Statement of cash flows

For $000 unless otherwise stated	FY12	FY13	FY14	1H15
Cashflow from operating activities
Profit / (loss) for the year	(19,941)	(15,226)	(13,343)	(6,401)
Adjustments provided by operating activities:
Depreciation and amortisation	377	254	446	217
Share-based compensation	303	190	57	292
Loss on disposal of assets	65	—	—	5
Unrealised gain on exchange through the profit and loss	(116)	(1,447)	(909)	—
Changes in net assets and liabilities:
Trade and other receivables	(244)	80	4	(753)
Inventories	23	192	—	—
Other assets	(1,500)	809	297	(246)
Trade and other payables	369	628	(816)	190
Income tax payable	—	27	(10)	—
Employee benefits	55	(89)	80	17
Derivative financial instruments	1,489	(1,455)	(34)	—

Net cash flows from operating activities	(19,120)	(16,037)	(14,227)	(6,679)

Cash flows from investing activities
Purchase of property, plant and equipment	(575)	(508)	(104)	(47)
Payments for held-to-maturity investments	(21,045)	(8,000)	(9,000)	—
Funds from held-to-maturity investments	10,000	21,045	8,000	7,700
Reclassification of term deposits as cash and cash equivalents	—	—	—	1,300
Payment for acquisition of subsidiary, net of cash acquired	—	—	—	(15,770)

Net cash flows used in investing activities	(11,620)	12,537	(1,104)	(6,816)

Cash flows from financing activities
Proceeds from issue of shares and options	1,820	7,714	6,845	1,044
Share issue transaction costs	(7)	(552)	(158)	(63)
Proceeds from borrowings	—	—	—	3,291

Net cash flows provided by / (used in) financing activities	1,814	7,162	6,687	4,272

Net increase/(decrease) in cash held	(28,927)	3,662	(8,643)	(9,224)
Cash and cash equivalents at the beginning of the year	45,919	16,992	22,023	14,200
Effects of exchange rate changes on opening cash brought forward	—	1,369	820	756

Cash and cash equivalents at the end of the year	16,992	22,023	14,200	5,732

Source: Prima annual reports for FY12, FY13 and FY14, interim report for 1H15, and KPMG Corporate Finance Analysis

With regard to the historical statements of cash flows summarised above, we note the following:

•	cash flow numbers for 1H15 reflect also the acquisition of Immutep and the addition of working capital acquired in the transaction

•	to date, Prima has operated at a loss, with an average net operating cash outflow of $16.5 million over FY12 to FY14. As the Company did not generate sales, it has an eroding cash profile, with an estimated cash burn rate of $1.0 million to $1.5 million per month based on the cash burn reported as at 31 December 2014 and dependant on clinical development. Netting off the agreed minimum monthly USD 360,000 funding from Bergen, this implies a cash reach of approximately seven months from 31 December 2014. However, we note that the Bergen financing arrangement ultimately depends on Prima achieving certain thresholds that are determined by factors outside of its control. At the date of this report, Management estimates a status quo cash reach of approximately three months

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•	cash outflows from investing activities in 1H15 increased to $6.8 million, driven primarily by a net cash outflow in relation to the acquisition of Immutep of $15.8 million. This comprised $16.3 million cash paid less the fair value of approximately $1.1 million paid into a retention account ($545,075)

•	held-to-maturity funds relate to short-term investments, which attracted an interest rate of 3.75% in FY14 (FY13: 4.39% to 4.50%)

•	cash flows from financing activities were higher in FY13 and FY14 at $7.2 million and $6.7 million respectively, due to a capital raising of $15.0 million via a share purchase plan in April 2013. Under the share purchase plan, existing shareholders were allowed to purchase up to $15,000 worth of fully paid ordinary shares at $0.08 per share. Due to a shortfall in capital raise from the share purchase plan in 2013 (only $7.7 million was raised), over FY14 Prima raised $6.8 million in a share purchase plan shortfall placement in July and August 2013. This resulted in higher cash flows from financing activities in FY13 and FY14. As such, due to undertaking periodic capital raisings, Prima has consistently achieved a positive cash balance over FY12 to FY14 and 1H15.

7.5	Working capital

Analysis of net working capital as a percentage of revenue does not yield meaningful results as Prima’s products have not yet entered the commercialisation phase and, as such, no history of revenue performance is available. The historical net working capital balances of Prima are illustrated in the graph below for illustrative purposes.

Figure 3: Historical net working capital1 profile

Source: Prima annual reports for FY12, FY13 and FY14, interim report for 1H15, and KPMG Corporate Finance Analysis Note 1: Calculation for net working capital = Trade and other receivables + Inventories – Trade and other payables

With regard to the historical net working capital above, we note the following:

•	historical net working capital primarily relates to the development pipeline of Prima’s drug technologies. As such, inventories comprise materials required to safely transport clinical trial

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samples between hospitals and manufacturing sites. Prima carried minimal inventory in FY12, reporting a balance of $191,797 and decreasing to nil from FY13 to 1H15. Trade payables and receivables are also minimal. From FY12 to FY14, trade receivables comprised mostly of GST receivable

•	net working capital increased from $2.8 million as at 30 June 2014 to $10.0 million as at 31 December 2014 due to subsuming the trade and other receivables existing on Immutep’s balance sheet post-acquisition, which include trade receivables relating to a milestone payment from GSK in the third quarter of 2014.

7.6	Debt facilities

Prima does not currently hold any interest-bearing debt. As a result of the Immutep acquisition, Prima acquired the following current and non-current interest-free loans:

•	Immutep’s existing loan of $667,080, which was advanced to Immutep by French research body, ANVAR, and assumed by Prima post-acquisition. The loan expires in June 2015

•	$512,115 relating to a tranche share instalment which Bergen provided in December 2014. This amount was converted to equity on 23 January 2015, post the balance date

•	a $2.8 million unsecured convertible security subscribed by Bergen and maturing on 2 October 2017, which has been fully converted and extinguished. Further detail is provided in Section 8.5

•	for the current debt balance as at the Announcement Date, refer to Section 12.3.4.

7.7	Tax position

In relation to Prima’s tax position, we note the following:

•	Prima is the head entity in the Australian tax consolidated group comprising the Australian wholly-owned entities. Under the Australian tax consolidation regime, these entities are treated as a single entity for income tax purposes

•	pursuant to this, Prima has also entered into a tax funding agreement with these entities, such that entities are required to fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation

•	deferred tax assets relating to carried forward tax losses and taxable temporary differences are not recognised by the tax consolidated group given its current loss making position

•	as a result of the Immutep acquisition, Prima assumed its existing deferred tax liabilities of $3.5 million at 31 December 2014

•	the tax consolidated group is subject to income taxes in Australia and jurisdictions where it has foreign operations. As of 12 December 2014, Prima is also subject to French income taxes due to its acquisition of Immutep. The French tax applicable to Prima is at an income tax rate of 15.0%, based on the current French tax rate applicable to income from licensing fees related to intellectual property rights

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•	although the tax consolidated group is currently in a loss making position, Prima incurred income tax expense in FY13, FY14 and 1H14, in relation to its US subsidiary, Prima BioMed USA Inc, payable to the IRS, as a result of income generated by the Group’s internal transfer pricing

•	as at 30 June 2014, Prima’s dividend franking account balance was nil.

8	Capital structure and ownership

As at 26 May 2015, Prima had the following securities on issue:

•	1,594,309,291 ordinary shares, held by 11,837 individual shareholders

•	77,378,696 share options, held by 1,816 option holders.

8.1	Ordinary shareholders

Issued capital in Prima is listed on the ASX. The table below summarises the top 10 ordinary shareholders as at 26 May 2015.

Table 8: Top 10 shareholders as at 26 May 2015

Shareholder	Number of ordinary shares	Percentage of issued capital
BNP Paribas Noms Pty Ltd	202,200,874	12.68%
National Nominees Limited	137,967,299	8.65%
Citicorp Nominees Pty Limited	72,992,701	4.58%
Ridgeback Capital Investments LP	72,206,500	4.53%
Comsec Nominees Pty Limited	27,896,896	1.75%
J P Morgan Nominees Australia Limited	25,393,575	1.59%
Ms Lucy Turnbull	17,034,576	1.07%
Bergen Global Opportunity Fund LP	15,215,510	0.95%
Mr Thomas Tscherepko	13,000,000	0.82%
Etrade Australia Nominees Pty Limited	12,444,769	0.78%

Total shares held by top 10 shareholders	596,352,700	37.41%
Other shareholders	997,956,591	62.59%

Total shares on issue	1,594,309,291	100.00%

Source: Share register analysis provided by Prima as at 26 May 2015 and KPMG Corporate Finance Analysis

In relation to the top 10 shareholders, we note that there are no substantial shareholders, with the top three registered shareholders accounting for approximately 25.9% of the ordinary shares on issue.

Additionally, as at March 2015 Prima had approximately 2.74 million American Depositary Receipts (ADRs) outstanding, which are traded on both the NASDAQ and the Deutsche Börse in entry standard.

8.2	Shareholder distribution

As at 26 May 2015, there were 1,409 shareholders holding less than a marketable parcel of ordinary shares. Furthermore, approximately 1,816 individuals own listed options in Prima (ASX: PRRO) and 14 individuals own unlisted options in Prima. These options do not convey any rights to vote and are discussed further in Section 8.3.

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The spread of shareholders is set out in the table below.

Table 9: Shareholder distribution schedule as at 26 May 2015

Size of shareholding	Holders - fully paid ordinary shares	Holders - listed share options	Holders - unlisted share options
1 - 1000	380
1,001 - 5,000	1,710
5,001 - 10,000	1,712
10,001 - 100,000	6,125
100,001 and over	1,910

Total	11,837	1,816	14

Source: Share register analysis provided by Prima as at 26 May 2015 and KPMG Corporate Finance Analysis

8.3	Options

Current unlisted options were granted by Prima under two employee option plans being the Executive Incentive Plan (EIP) and Global Employee Share Option Plan (GESOP).13 These schemes aim to assist in recruiting and retaining highly qualified employees, provide an incentive for productivity, and an opportunity to share in the growth and value of the Company.

At the 2011 AGM, shareholders approved the establishment of the GESOP Plan. Current options under GESOP comprise of 2.8 million unlisted options at an exercise price of $0.1850 expiring on 1 August 2015, and 200,000 unlisted options at an exercise price of $0.1730 expiring on 20 February 2016.

At the 2012 AGM, shareholders approved the grant of options under the EIP. Current options under EIP comprise approximately 1.9 million options with a strike price of $0.0774 expiring on 30 June 2018. Approximately 0.2 million of these options were exercised after the Announcement Date.

Additionally, there are currently 500,000 unlisted options at an exercise price of $0.250 expiring on 6 May 2015, approximately 1.1 million options at an exercise price of $0.235 expiring on 19 May 2015 and 740,741 options at an exercise price of $0.339 expiring on 1 February 2016.

In June 2013, under an options entitlement issue, shareholders were given the right to purchase one option for every 4 shares held. The Company issued approximately 77.4 million listed options (ASX: PRRO) at a price of $0.02 per option, with an exercise price of $0.20. The options may be exercised at any time prior to expiration on 19 June 2017.

Most recently in October 2014, as part of its investment agreement with Bergen, Prima issued 19.8 million fully vested options at an exercise price of 140% of the average of the VWAPs of the Company’s shares for the 20 trading days immediately prior to the date of the agreement (2 October 2014). These options were exercised after the Announcement Date.

[13]	The Company has ceased to issue options under the Employee Share Option Plan (ESOP)

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8.4	Warrants

In December 2014, as part of the consideration paid for Immutep, Prima issued 200 million warrants, with a fair value of $2.2 million. Warrants expire after four years (on 12 December 2018), with certain warrants exercisable 12 months from the date of completion and only upon achieving certain milestones. Approximately 40.5 million of these warrants were exercised after the Announcement Date.

8.5	Convertible notes

On 2 October 2014, Prima announced that it had secured an investment agreement worth USD 37.4 million with US institutional investor, Bergen. Prima used the funds raised by the investment to finance the acquisition of Immutep and fund ongoing working capital requirements planned for clinical development. Key terms of the agreement included:

•	an initial upfront investment of USD 2.5 million ($2.8 million) by way of a 36-month interest-free unsecured convertible security to be made by Bergen, and

•	a monthly equity investment in the range of USD 360,000 ($438,000) and USD 1.5 million ($1.8 million) per month, dependant on meeting certain conditions over the next 24 months to be made by Bergen, of ordinary shares at a purchase price equal to 92.5% of the average of five daily VWAPs of Prima’s shares during a specific period immediately prior to the date of the issuance of the ordinary shares.

The convertible note matures on 2 October 2017 and is not subject to any financial ratio covenants.

After the Announcement Date, the convertible security of $2.8 million was fully converted to approximately 166.0 million shares at a conversion price of $0.019 per share and a monthly equity tranche of approximately 22.9 million shares was issued to Bergen at a price of $0.020 per share.

8.6	Directors’ interest

As at 26 May 2015, the Directors held the following shares:

Table 10: Directors’ interest

Name	Position	Total interest in
		Ordinary shares	Options	Performance rights
Lucy Turnbull	Non-executive Chairman	20,059,576	4,439,894	—
Albert Wong	Non-executive Deputy Chairman	3,537,500	—	—
Martin Rogers[1]	Non-executive Director	20,542,179	—	—
Richard Hammel[1]	Non-executive Director	10,444,987	—	—
Pete Meyers	Non-executive Director	1,715,686	—	6,004,902
Matthew Lehman[1]	Executive Director	1,617,763	—	—
Marc Voigt	CEO and Executive Director	870,000	1,171,754	16,323,529

Total		58,787,691	5,611,648	22,328,431

Source: Share register analysis provided by Prima as at 26 May 2015 and KPMG Corporate Finance Analysis

Note 1: Shares held are as at date of resignation.

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9	Share price performance and liquidity analysis

9.1	Trading history

In assessing Prima’s share price performance we have:

•	analysed the price and volume performance of Prima over the one year period to 13 May 2015

•	compared the share price movement to the S&P/ASX Small Ordinaries Health Care index over the one year period ended 13 May 2015

•	assessed the VWAP and trading liquidity of Prima’s shares for the one year period ending 13 May 2015.

Figure 4 depicts Prima’s daily closing price on the ASX in the year prior to 13 May 2015, along with the daily volume of shares traded on the ASX.

Figure 4: PRR share price performance and volume of shares traded

Source: S&P Capital IQ, KPMG Corporate Finance Analysis and ASX announcements

As illustrated in Figure 4, Prima’s share price trended downward over the period. Trading has been characterised by low average daily volumes, with intermittent spikes driven by company announcements. The Company’s share price closed at $0.022 on 13 May 2015.

Significant announcements by Prima in the Last Twelve Months (LTM) to 13 May 2015 that may have had an impact on its recent share price include:

1.	31 May 2014 – Prima’s Dr Heidy Gray delivered a presentation at the American Society for Oncology (ASCO) in Chicago, IL. Dr Gray discussed the final progression free survival data from the CAN-003 clinical trial, along with interim overall survival data. On 2 June, the next trading day, Prima’s share price declined approximately 11%, from $0.054 to $0.048 with a large daily turnover of 29.2 million shares.

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2.	17 December 2014 – Prima revealed it had completed its acquisition of Immutep, a private French biotechnology company specialising in immuno-oncology. Concurrently, Professor Frédéric Triebel of Immutep would join Prima as its Chief Scientific Officer and Chief Medical Officer.

3.	29 December 2014 – Prima announced it had received a notice from the NASDAQ Stock Market’s Listing Qualifications Department indicating its ADS were trading below the minimum bid price of $1.00 per share. Prima announced that it had until 22 June 2015 to re-establish compliance with NASDAQ’s listing standards. (Note: Prima has since announced on 4 June 2015 that it has regained compliance with NASDAQ’s minimum bid price requirement).

4.	20 January 2015 – Prima revealed it had received an R&D tax incentive refund of approximately $777,000 with respect to its eligible expenditures conducted as part of the CVac clinical trials. On 21 January, Prima’s share price surged approximately 9% to $0.036 on relatively strong daily volume with 8.3 million shares traded.

5.	27 February 2015 – Prima released its half yearly report and accounts for the six months ended 31 December 2013. It announced it would cease recruitment for CVac clinical trials CAN-004B and CAN-301, and seek partnerships to monetise CVac’s infrastructure. Management’s focus would shift to developing its newly acquired LAG-3 therapies. Shares traded sharply lower with strong volume of 15.7 million shares, falling to $0.035, an approximately 8% decline from the prior day’s close.

Further details in relation to all announcements made by Prima to the ASX can be obtained from either the Company’s website or ASX’s website at www.asx.com.au.

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The figure below illustrates a comparison of the trading performance of Prima relative to the S&P/ASX Small Ordinaries Health Care sector over the year prior to 13 May 2015. Prima underperformed relative to the index over the period. Its share price performance was down approximately 49%, compared to an increase in the Small Ordinaries Health Care Index of 14%, for the one year period ended 13 May 2015. We note that the Prima share price displayed greater volatility relative to the index, which is not uncommon given the enhanced diversification of an index as opposed to a single company.

Figure 5: Relative share price performance

Source: S&P Capital IQ and KPMG Corporate Finance Analysis

9.2	VWAP and liquidity analysis

The table below summarises the VWAP and liquidity of Prima over the 12 months ended 13 May 2015, the day prior to the Announcement Date.

Table 11: VWAP and liquidity analysis

Period	Price (low) $	Price (high) $	Price VWAP $	Cumulative value $ millions	Cumulative volume millions	% of issued capital
1 day	0.022	0.022	0.022	0.03	1.17	0.1
1 week	0.020	0.024	0.023	0.24	10.63	0.8
1 month	0.018	0.027	0.023	0.84	36.83	2.6
3 months	0.018	0.040	0.031	4.05	130.10	9.4
6 months	0.018	0.040	0.033	7.23	220.23	16.1
12 months	0.018	0.059	0.041	28.27	692.82	53.3

Source: S&P Capital IQ, KPMG Corporate Finance Analysis

In relation to the table above, we note that:

•	in the 12 months prior to the Announcement Date, 53.3% of Prima’s shares were traded, with 16.1% traded in the last six months. Prima’s free float is 91.9%[14]

•	in the week prior to the Announcement Date, 0.8% of Prima’s shares were traded.

[14]	Source: S&P Capital IQ as at 13 May 2015

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Whilst the free float amount is above 90%, the relatively low level of share turnover over the 12 months prior to the Announcement Date, we would consider Prima to be a relatively illiquid stock.

The announcement of this Proposal, another company announcement, as well as other market factors led to a significant increase in trading activity in Prima shares. The share price reached a maximum of $0.19 on 21 May 2015 before closing at $0.16, with a total volume of 190.6 million shares traded on the day.

9.3	Dividends

Prima resolved not to declare dividends over FY12, FY13, FY14 and 1H15 as no profit was recorded during these periods.

©2015 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. The KPMG name, logo and “cutting through complexity” are registered trademarks or trademarks of KPMG International.

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10	Financial implications of the Proposal

It is important to understand the impact of the Proposal on Prima’s financial position. In order to understand this, we have used the financial position of Prima as at 31 December 2014 as a base position and then created a pro-forma balance sheet based on each step of the Proposal. In order to do this, we have made certain assumptions which are discussed in further detail below the table.

Table 12: Pro-forma balance sheet following the Proposal

As at	31-Dec-14	Step 1	Step 1a	Step 2	Step 3	Step 4	Step 5	Step 6
$000 unless otherwise stated		Issue Subscription Shares	Issue of shares relating to Non- Associated Shareholders and New Subscription Shares	Undertake SPP	Issue Placement Shares to Ridgeback	Issue Subcription Notes and Warrants	Conversion of Subcription Notes	Exercise of warrants	Pro-forma - Pursuant to succesful shareholders vote
Current assets
Cash and cash equivalents	5,732	1,249	4,156	10,000	140	13,751	—	9,015	44,043
Trade and other receivables	7,027	—	—	—	—	—	—	—	7,027
Other current assets	1,836	—	—	—	—	—	—	—	1,836

Total current assets	14,595	1,249	4,156	10,000	140	13,751	—	9,015	52,906

Non-current assets
Property, plant and equipment	445	—	—	—	—	—	—	—	445
Goodwill	488	—	—	—	—	—	—	—	488
Other intangible assets	23,540	—	—	—	—	—	—	—	23,540
Other assets	242	—	—	—	—	—	—	—	242

Total non-current assets	24,715	—	—	—	—	—	—	—	24,715

Total assets	39,310	1,249	4,156	10,000	140	13,751	—	9,015	77,621

Current liabilities
Trade and other payables	2,950	—	—	—	—	—	—	—	2,950
Provisions	95	—	—	—	—	—	—	—	95
Current tax payable	18	—	—	—	—	—	—	—	18
Loans and borrowings	1,179	—	—	—	—	—	—	—	1,179
Other liabilities	5,708	—	—	—	—	—	—	—	5,708

Total current liabilities	9,950	—		—	—	—	—	—	9,950

Non-current liabilities
Loans and borrowings	2,833	—	(2,833)	—	—	13,751	(13,751)	—	—
Deferred tax liabilities	3,518	—	—	—	—	—	—	—	3,518
Provisions	38	—	—	—	—	—	—	—	38

Total non-current liabilities	6,389	—	(2,833)	—	—	13,751	(13,751)	—	3,556

Total liabilities	16,340	—	(2,833)	—	—	13,751	(13,751)	—	13,507

Net assets	22,970	1,249	6,989	10,000	140	—	13,751	9,015	64,114

Net assets per share (cents)	0.00017								0.00022

Equity
Issued shares (millions)	1,389.8	72.2	277.6	132.6	8.1	0.0	687.5	379.9	2,948
Non-associated	1,389.8	0.0	249.6	132.6	0.0	0.0	0.0	0.0	1,772
Non-associated %	100.00%	95.06%	94.24%	94.65%	94.24%	94.24%	69.01%	60.11%	60.11%
Ridgeback - ordinary shares	0.0	72.2	28.0	0.0	8.1	0.0	687.5	379.9	1,176
Ridgeback % - ordinary shares	0.00%	4.94%	5.76%	5.35%	5.76%	5.76%	30.99%	39.89%	39.89%
Ridgeback- warrants	0.0	0.0	0.0	0.0	0.0	379.9	0.0	-379.9	—
Share capital	153,136	1,249	7,312	10,000	140	—	13,751	9,015	194,603
Reserves	4,540	—	—	—	—	—	—	—	4,540
Retained earnings/(Accumulated losses)	(134,706)	—	(323)	—	—	—	—	—	(135,029)

Total equity	22,970	1,249	6,989	10,000	140	—	13,751	9,015	64,114

Source: Prima interim report for 1H15, Prima Subscription Agreement

Note 1: Numbers may not add up due to rounding.

Note 2: Shareholder interests reflect interests as at 5 June 2015 and do not take into account any potential exercise of options after this date.

In preparing the pro-forma balance sheet, we have assumed the following for each stage of the Proposal:

Step 1: Issue of Subscription Shares

•	increase in cash of $1.2 million based on:

•	the Company issuing Subscription Shares to Ridgeback for $1.2 million, representing 4.94% of the current shares outstanding (i.e. approximately 72.2 million shares) at a 22.5% discount to the 15-day VWAP prior to the Announcement Date ($0.0173). This results in a corresponding increase in share capital of $1.2 million

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Step 1a: Exercise of options and warrants by certain Non-Associated Shareholders, conversion of Bergen convertible note and issue of New Subscription Shares to Ridgeback

•	increase in cash of $4.2 million based on:

•	pursuant to existing financing arrangements with Bergen, Bergen converted its $2.8 million convertible note to approximately 166.1 million shares for $0.019

•	the conversion of the Bergen note triggered the break clause stipulated in the Subscription Agreement. This was waived by Ridgeback in return for the issue of 28.0 million New Subscription Shares at a price of $0.02 per share

•	the exercise of approximately 20.0 million options and approximately 40.5 million warrants by certain and Non-Associated Shareholders, including Bergen and former owners of Immutep, completed over 15 May 2015 to 5 June 2015

•	additionally, a monthly equity tranche pursuant to the existing Bergen financing arrangement, resulted in the issuance of approximately 22.9 million shares to Bergen at $0.02 per share for approximately $0.5 million cash

•	the combined effect of these actions increased share capital by $7.3 million and decreased Prima’s non-current loans and borrowings to nil.

Step 2: Completion of the SPP

•	increase in cash of up to $10.0 million based on:

•	Prima undertaking an SPP, where Non-Associated Shareholders will receive rights to purchase pro-rated new shares for each existing share at an assumed price as at 5 June 2015 of $0.1326[15]. This results in an increase in new shares of 132.6 million and a corresponding increase in share capital of up to $10.0 million. We have assumed that all Non-Associated Shareholders participate in the SPP equally and that Ridgeback will not participate in the SPP.

Step 3: Issue of Placement Shares to Ridgeback

•	increase in cash of up to $140,000 based on:

•	the Company issuing up to approximately 8.1 million ordinary shares to Ridgeback at a purchase price equal to the Subscription Price of $0.0173 to cancel out the dilutive effects of the SPP

•	this results in a corresponding increase in share capital of up to $140,000, assuming full take up of the SPP.

[15]	Please note that the actual price of the SPP will be based on a discount to the five-day VWAP prior to the day of announcing the terms of the SPP, which has not yet been announced

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Step 4: Issue of Subscription Notes and Warrants

•	increase in cash of $13.8 million based on:

•	the purchase of $13.8 million worth of Subscription Notes, which accrues simple daily interest at a rate of 3% per annum (calculated based on a 365 day year). This results in a corresponding increase in loans and borrowings of $13.8 million. The Subscription Notes will have an anti-dilutive feature for future possible capital raisings of the Company

•	the Company will also issue approximately 8.5 million ten year Initial Warrants with an exercise price of $0.0250 and approximately 371.5 million five year Coverage Warrants with an exercise price of $0.0237

Step 5: Conversion of Subscription Notes

•	decrease in loans and borrowings of $13.8 million based on:

•	the conversion of Subscription Notes to shares at a conversion price of $0.02 per share, which Ridgeback may do so at any time from three months after their issue and before the maturity date (6 June 2020). At the time of conversion, approximately 687.6 million new shares will be issued, which results in a corresponding increase in share capital of $13.8 million.

Step 6: Exercise of warrants

•	increase in cash of $9.0 million based on:

•	the execution of all warrants issued under the Proposal via a cash-settled exercise, which corresponds to an increase in equity of $9.0 million and an increase to Ridgeback’s shareholding to 39.9%.

In relation to the Proposal, we note the following impacts to Prima’s financial position:

Net assets

•	under the Proposal, net assets will increase from $23.0 million to $64.1 million.

Cash

•	under the Proposal, cash will increase from $5.7 million to $44.0 million

•	this results in increased liquidity and therefore improved capacity for Prima to be able to operate through its development phase. Taking into consideration the additional liquidity that the Proposal will provide to Prima and based on a historical cash flow analysis, the Company will have a significantly increased financial viability until the end of 2016 (excluding any further milestone payments).

Borrowings

•	assuming that Ridgeback fully exercises its convertible notes into equity, the overall impact on gross loans and borrowings is nil. However, with the increase in equity, this results in an overall reduction in leverage (debt to equity ratio) from 17% to 2%

•	interest costs will increase until the convertible note is exercised, although at a low interest rate of 3%.

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Equity

•	overall, approximately 1.8 billion shares will be issued as a result of the Proposal on an “as-if fully exercised and converted basis”

•	this improves the equity base of the Company, although the transaction will have a dilutive effect on the shareholding of Non-Associated Shareholders resulting in an overall decrease from 100% to 69% (or to 60% assuming warrants are fully exercised).

11	Outlook

During the presentation of the financial results for 1H15 released on 27 February 2015, Prima did not provide a market outlook for FY15 revenue or earnings before interest, tax, depreciation and amortisation (EBITDA) to its shareholders.

However, the Company announced that it planned to cease the recruitment of CVac clinical trials for CAN-004B and CAN-301, due to the Company’s view that, amongst other things, the clinical development of CVac is considerably more complex and costly to develop and produce than for biologicals such as IMP321. Management expects that this strategic shift to consolidate the CVac programme will result in significant reduction to annualised costs of approximately $700,000 per month (from $1.1 million per month). Additionally, the Company anticipates that, following the positive outcome of its CAN-003 overall survival data in second remission ovarian cancer patients, the Company will seek a partner for the future development of CVac and assess opportunities for monetising its manufacturing and logistics platform for cellular therapies.

In its place, the Company will focus on developing its LAG-3 therapies, particularly IMP321. Furthermore, subject to the approval of Non-Associated Shareholders, the financing received from the Proposal will be used to commence trials in respect of combining IMP321 with alternative drug technologies, being Phase IIb in combination with paclitaxel, and a Phase I trial in combination with an immune checkpoint inhibitor.

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Whilst Prima has not disclosed forecasts for revenue and earnings, to provide an indication of the expected future financial performance of the Company, we have considered available broker forecasts for Prima as detailed in the table below.

Table 13: Broker forecasts

$000 unless otherwise stated	FY14 Actual	FY15 Forecast	FY16 Forecast
Forecast financials
Grant income	2,020	1,430	1,591
EBITDA	(14,003)	(14,351)	(15,086)
EBIT	(14,450)	(16,396)	(18,353)
PBT	(13,275)	(14,000)	(14,994)
NPAT	(13,289)	(13,700)	(14,994)
Statistics
Revenue growth % [1]	22.5%	(29.2)%	11.3%
EBITDA growth % [1]	18.6%	(2.5)%	(5.1)%
EBIT growth % [1]	17.2%	(13.5)%	(11.9)%
PBT growth % [1]	12.0%	(5.5)%	(7.1)%

Source: Broker research, 14 April 2015, and KPMG Corporate Finance Analysis

Note 1: Grant income was treated as revenue by the broker. Growth for forecasts is therefore calculated based on actual grant income for FY14

With regards to the table above, we note the following:

•	the forecasts represent the latest available broker forecasts for Prima

•	the broker’s forecast indicates grant income of $1.4 million for FY15, representing a decline of 29.2% from FY14 revenues

•	the broker’s forecasts for EBITDA indicates a decrease of 2.5% compared to FY14 EBITDA and decreases by 5.1% in FY16.

The expected EBITDA decline throughout FY15 to FY16 reflects the broker’s view in relation to the increasing R&D expenses of approximately $10.6 million for IMP321 in FY15 and $11.2 million in FY16.

©2015 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. The KPMG name, logo and “cutting through complexity” are registered trademarks or trademarks of KPMG International.

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12	Valuation of Prima

12.1	General

We have assessed the fairness of the Proposal by comparing the estimated trading range of a Prima share post the completion of the Proposal, with the assessed underlying value of Prima prior to the Proposal, on a controlling basis.

This section sets out our assessment of the underlying value of Prima, inclusive of a premium for control, and our estimated trading range for a Prima share post completion of the Proposal. When assessing the underlying value of Prima, we have considered those synergies and benefits which would generally be available to a broad pool of hypothetical purchasers. We have not included the value of synergies and benefits that may be unique to Ridgeback.

KPMG Corporate Finance recognises the significant uncertainty that exists in assessing the underlying value of Prima and our estimated trading range. Prima is in the early stages of its research and development process and its value is likely to shift materially as it passes through its various development milestones. Prima will continue to have a negative earnings profile until commercialisation of its product pipeline and the resulting cash deficiencies will require further fund raising activity. In this regard, we have valued Prima as a going concern, which implicitly assumes that the company is able to source sufficient funds either from milestone payments or investors to continue its business operations.

12.2	Methodology

12.2.1	Valuation approach

For the purpose of this report, market value is defined as the value that should be agreed in a hypothetical transaction between a knowledgeable, willing, but not anxious buyer and a knowledgeable, willing, but not anxious seller, acting at arm’s length.

RG 111 indicates that it is appropriate for an independent expert to consider the following valuation methods:

•	the DCF method

•	the capitalisation of future maintainable earnings or cash flows (capitalisation of earnings)

•	the amount that would be distributed to security holders in an orderly realisation of assets

•	the amount which an alternative acquirer might be prepared to pay, and/or

•	the most recent quoted price of listed securities.

Each of the above methodologies is applicable in different circumstances (although using the most recent quoted price of listed securities may have limited application). In selecting the appropriate methodology by which to value Prima, we have considered the Company’s prospects and other available information presented to us. A summary of each of the approaches considered in preparing this report is set out in Appendix 3.

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Due to the various uncertainties inherent in the valuation process, we have determined a range of values within which we consider the market value of Prima to lie. As a result of the uncertainties within the Prima business, this valuation range is wider than we would ordinarily prefer.

We have applied the DCF method as our primary method in determining the underlying value of Prima. We have adopted a DCF approach after considering the following:

•	a DCF approach is a commonly used method in the valuation of businesses. Prima’s business plan includes a long term cash flow forecast based on expected milestone payments, revenues and costs to develop and produce each of the products currently in development. However, the inherent uncertainty associated with the products of Prima, which are in the clinical trial phase, means that preparing reliable cash flow projections is particularly challenging. The Company cash flow projections were overlayed by published success probabilities for drugs in development with a similar indication as set out in the industry analysis in Appendix 6. The result is a probability weighted DCF analysis, based on the products currently in Prima’s R&D pipeline

•	a capitalised earnings approach is also a commonly used method for the valuation of businesses, with a long operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. In this regard, we note that due to the development stage of the Prima business, it has historically incurred losses and is expected to incur losses in the medium-term until its first products are commercialised. Therefore, we do not consider a capitalised earnings approach to be appropriate

•	comparable transactions in the same industry for similar businesses can also be an indicator of the value of a business. However, paid transaction prices often incorporate specific synergies to the buyer or other premia which might only be applicable to the specific transaction. Nevertheless, we have analysed a number of comparable transactions in the biotech industry, which are comparable to Prima as a cross-check of the value determined by our primary approach. Details on the analysis of comparable transactions are set out in Appendix 5 although the lack of publicly available KPI information meant that meaningful analysis could not be performed to support our primary approach

•	a net realisable assets approach is not considered appropriate as this method would not capture the growth potential and the value of the intangible assets associated with the business.

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12.3	DCF valuation

12.3.1	Summary of underlying value of Prima

As summarised in the table below, KPMG Corporate Finance has determined the underlying value of Prima, inclusive of a premium for control, to be in the range of $33.7 million to $140.6 million. Significant uncertainty exists within this assessment. Prima is in the early stages of its R&D process and its value is likely to shift materially if and when it passes through its various development milestones. For that reason, our valuation range is relatively wide.

Table 14: Underlying value of Prima

	Value range ($000)
	Low	High
Enterprise Value of Prima	33,748.7	140,603.5
Less: Debt	(887.3)	(887.3)
Add: Cash	15,781.8	15,781.8

Equity Value of Prima on a controlling basis	48,643.1	155,498.0
Issued shares (millions)	1,900.8	1,900.8

Equity value per share ($)	0.026	0.082

Source: KPMG Corporate Finance Analysis

Note: Debt, cash and shares outstanding figures are current as at 5 June 2015 and include the dilution effects resulting from the exercise of in-the-money options and warrants

Our determination of the underlying value of Prima has been based on the following:

•	an assessment of the enterprise value of the Prima business, including the Immutep business and the continuing Prima business, as set out in Sections 12.3.2 and 12.3.3 below

•	the deduction of Prima’s net debt position, as set out is Section 12.3.4 below

•	the addition of Prima’s cash position, as set out in Section 12.3.4 below

•	the calculation of a per share value based on the total number of shares on issue prior to the completion of the Proposal.

12.3.2	Basis of Immutep business valuation

Immutep is the major contributor to the Prima business. The Immutep cash flow projections have been prepared based on the following:

•	forecast of revenue and costs related to the development and commercialisation of the individual Immutep products for the period from CY15 to CY30

•	cash flows for FY15 have been taken into account from 15 May 2015 onwards

•	allowance for tax based on EBIT and applying a corporate tax rate of 15.0% (based on the current French tax rate applicable to income from licensing fees related to intellectual property rights) after allowing for the utilisation of current tax losses carried forward of EUR 9.1 million

•	minimal capital expenditure allowance reflecting the relatively low fixed asset requirements of the business

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•	a terminal value that assumes the business is in a steady state and that cash flow will grow at a constant rate into perpetuity. A terminal growth rate of 2.0% was adopted after considering the long-term growth expectations of the business, after allowing for the effects of expired patent protection

•	the overlay of clinical success probabilities derived from studies analysing the chances of success for drugs in development with similar indications, reflecting the significant development hurdles required to be passed before the current product pipeline can be commercialised.

Management has presented the following assumptions with respect to the future cash flow projections of each product line:

•	forecasts for product approval dates and commencement of commercialisation. Whilst revenues are not expected to be generated until approval date, Prima expects to receive milestone payments from their partners prior to then, contingent upon achieving the agreed milestones

•	forecast royalties to be received after product approval dates, which are dependent on the net sales generated and are based on agreements signed with its partners

•	patent expiry dates

•	estimates for current metastatic breast cancer patients and anticipated annual rates of increase

•	estimated revenue and cost on a per patient basis for products to be commercialised by Prima. Estimated revenues are driven by forecast market penetration rates that account for the eventual decline in market share as a result of other products coming into the market. Specifically, for both IMP701 and IMP731, Management have assumed a 50.0% discount to terminal revenues due to entry of generic manufacturers. Estimated costs include external and internal costs for the clinical trial phase through to approval, and once sales commence, sales cost are added. These costs increase at the inflation rate over time

•	cash flow projections assume that Prima will distribute IMP321 outside of China, but ultimately this could be done in cooperation with another pharmaceutical company

•	forecast revenues from a patent-pending combo trial comprising IMP321 with an immune checkpoint inhibitor. Revenues from this trial comprise anticipated milestone payments and future royalty payments receivable upon product commercialisation.

12.3.3	Basis of continuing Prima business valuation

After ceasing the development of CVac, the ongoing Prima business relates mainly to sales, general and administrative expenses related to the head office of the Company. Cash flows relating to these costs have been prepared based on the following:

•	Management’s forecast of revenue and costs related to the ongoing business for the periods FY15, FY16 and 1H17

•	cash flows for FY15 have been taken into account from 15 May 2015 onwards

•	projections beyond 1H17 to FY30, at an assumed annual growth rate of 2.0%

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•	minimal capital expenditure allowance reflecting the relatively low fixed asset requirements of the business

•	a terminal value that assumes the business is in a steady state and that cash flow will grow at a constant rate into perpetuity. A terminal growth rate of 1.5% was adopted after considering the long-term growth expectations of the business’s cost base.

These forecasts reflect a significant reduction in Prima’s cost base as a result of the changes to the development programme of the CVac product line. Expenses (excluding those directly related to Immutep products, which have been captured in the Immutep forecasts) will reduce from a run-rate of $13.8 million in FY15 to $4.9 million in FY16 and FY17.

12.3.4	Net debt

Net debt is calculated as total borrowings less cash and cash equivalents. Total borrowings comprise a short-term loan advanced by ANVAR and a tranche instalment received from Bergen. As at 5 June 2015, the long-term convertible note received from Bergen was converted to equity. Cash and cash equivalents includes cash received from various trades that were executed after the Announcement Date until 5 June 2015. We have also taken into account cash received from the exercise of options and warrants that are currently in-the-money.

Table 15: Prima’s net debt

As at
$000
Current borrowings	420.286
Other financial liabilities	467.000

Total debt	887.3
Less: Cash and cash equivalents	(15,781.8)

Net debt	(14,894.5)

Source: Prima and KPMG Corporate Finance Analysis

Note: Figures are current as at 5 June 2015

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12.3.5	Summary of value of a Prima share post completion of the Proposal

As summarised in the table below, KPMG Corporate Finance has calculated an estimated trading range for a Prima share, post completion of the Proposal to be in the range of $0.021 to $0.048 per share. We have taken into account dilution effects resulting from the exercise of options and warrants that are currently in-the-money.

Table 16: Estimated trading range of a Prima share post completion of the Proposal

	Value range ($000)
	Low	High
Enterprise Value of Prima	33,748.7	140,603.5
Less: Debt	(887.3)	(887.3)
Add: Cash	48,689.6	48,689.6

Equity Value of Prima on a controlling basis	81,551.0	188,405.8
less: Minority Discount (21.6%)[1]	(17,589.4)	(40,636.6)

Equity Value of Prima on a minority basis	63,961.5	147,769.3
Issued shares (millions)	3,109.0	3,109.0

Equity value per share ($)	0.021	0.048

Source: KPMG Corporate Finance Analysis

Note: Details of the calculation of pro-forma debt and cash changes resulting from the Proposal are presented in Section 10. The debt, cash and shares outstanding figures are calculated based off of balances as at 5 June 2015

Note 1: A 27.5% control premium translates into a 21.6% minority discount

Our determination of the estimated trading range of a Prima share has been based on the following:

•	our assessment of the underlying value of Prima, on a control basis, as set out in Section 12.3.1 above

•	the addition of cash received from the instruments issued under the Proposal after the date of this report, less transaction costs of approximately $200,000

•	the calculation of a per share value based on the total number of shares on issue post the completion of the Proposal on an “as-if fully exercised and converted basis”

•	a discount to reflect the trading of a minority interest of 21.6%, which corresponds to the mid-point of a control premium range of 20% to 35%.

12.4	Cross-check

Ordinarily, our preference is to select a secondary approach which allows us to cross-check the valuation range determined using our primary approach. However, due to the characteristics of Prima’s operations and the industry in which it operates, no suitable alternative methodology was identified.

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Appendix 1 – KPMG Corporate Finance Disclosures

Qualifications

The individual responsible for preparing this report on behalf of KPMG Corporate Finance are Sean Collins and Ian Jedlin. Sean is a Fellow of the Institute of Chartered Accountants in Australia, a Fellow of the Chartered Institute of Securities and Investments in the UK and holds a Bachelor of Commerce degree from the University of Queensland. Ian is an Associate of the Institute of Chartered Accountants in Australia and a Senior Fellow of the Financial Securities Institute of Australia and holds a Master of Commerce from the University of New South Wales. Both Sean and Ian have a significant number of years’ experience in the provision of corporate financial advice, including specific advice on valuations, mergers and acquisitions, as well as the preparation of expert reports.

Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than KPMG Corporate Finance’s opinion as to whether the Proposal is fair and reasonable. KPMG Corporate Finance expressly disclaims any liability to any Prima shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

Other than this report neither KPMG Corporate Finance nor the KPMG Partnership has been involved in the preparation of the Proposal or any other document prepared in respect of the Proposal. Accordingly, we take no responsibility for the content of the Proposal as a whole or other documents prepared in respect of the Proposal.

We note that the forward-looking financial information prepared by the Company does not include estimates as to the potential impact of any future changes in taxation legislation in Australia or any other jurisdictions. Future taxation changes are unable to be reliably determined at this time.

Independence

In addition to the disclosures in our FSG, it is relevant to a consideration of our independence that, during the course of this engagement, KPMG Corporate Finance provided draft copies of this report to Management for comment as to factual accuracy, as opposed to opinions which are the responsibility of KPMG Corporate Finance alone. Changes made to this report as a result of those reviews have not altered the opinions of KPMG Corporate Finance as stated in this report.

In addition, subsequent to the issue of a full draft of our report, a series of actions and announcements resulted in Prima and Ridgeback agreeing to a revised Subscription Agreement. The revised Subscription Agreement resulted in changes to certain calculations in our report but did not alter the opinions of KPMG Corporate Finance as stated in this report.

Consent

KPMG Corporate Finance consents to the inclusion of this report in the form and context in which it is included with the Proposal to be issued to Non-Associated Shareholders. Neither the whole nor the any part of this report nor any reference thereto may be included in any other document without the prior written consent of KPMG Corporate Finance as to the form and context in which it appears.

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Declarations

Our report has been prepared in accordance with professional standard APES 225 “Valuation Services” issued by the Accounting Professional & Ethical Standards Board (APESB). KPMG Corporate Finance and the individuals responsible for preparing this report have acted independently

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Appendix 2 – Sources of information

In preparing this report we have been provided with and considered the following sources of information:

Publicly available information:

•	the ASX announcement regarding the Proposal

•	the Notice of Extraordinary General Meeting

•	annual reports for the three years ended 30 June 2012, 30 June 2013, 30 June 2014 and interim financial report for the half year ended 31 December 2014

•	company presentations and ASX announcements

•	various broker and analyst reports

•	various press and media articles

•	various reports published by IBISWorld Pty Ltd

•	data providers including S&P, S&P Capital IQ and Connect 4

Non-public information:

•	Board papers and other internal briefing papers prepared by Prima and their advisers in relation to the Proposal

•	the Subscription Agreement

•	other confidential documents, presentations and work papers

In addition, we have held discussions with, and obtained information from Directors and senior management of Prima and their advisers.

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Appendix 3 – Valuation methodologies

Capitalisation of earnings

An earnings based approach estimates a sustainable level of future earnings for a business (‘maintainable earnings’) and applies an appropriate multiple to those earnings, capitalising them into a value for the business. The earnings bases to which a multiple is commonly applied include Revenue, EBITDA, EBIT and NPAT.

In considering the maintainable earnings of the business being valued, factors to be taken into account include whether the historical performance of the business reflects the expected level of future operating performance, particularly in cases of development, or when significant changes occur in the operating environment, or the underlying business is cyclical.

With regard to the multiples applied in an earnings based valuation, they are generally based on data from listed companies and recent transactions in a comparable sector, but with appropriate adjustment after consideration has been given to the specific characteristics of the business being valued. The multiples derived for comparable quoted companies are generally based on security prices reflective of the trades of small parcels of shares. As such, multiples are generally reflective of the prices at which portfolio interests change hands. That is there is no premium for control incorporated within such pricing. They may also be impacted by illiquidity in trading of the particular stock. Accordingly, when valuing a business en bloc (100%) we would also reference the multiples achieved in recent mergers and acquisitions, where a control premium and breadth of purchaser interest are reflected.

An earnings approach is typically used to provide a market cross check to the conclusions reached under a theoretical DCF approach or where the entity subject to valuation operates a mature business in a mature industry or where there is insufficient forecast data to utilise the DCF methodology.

Discounted cash flow

Under a DCF approach, forecast cash flows are discounted back to the Valuation Date, generating a net present value for the cash flow stream of the business. A terminal value at the end of the explicit forecast period is then determined and that value is also discounted back to the Valuation Date to give an overall value for the business.

In a DCF analysis, the forecast period should be of such a length to enable the business to achieve a stabilised level of earnings, or to be reflective of an entire operation cycle for more cyclical industries. Typically a forecast period of at least five years is required, although this can vary by industry and by sector within a given industry.

The rate at which the future cash flows are discounted (‘the Discount Rate’) should reflect not only the time value of money, but also the risk associated with the business’ future operations. This means that in order for a DCF to produce a sensible valuation figure, the importance of the quality of the underlying cash flow forecasts is fundamental.

The Discount Rate most generally employed is the Weighted Average Cost of Capital (WACC), reflecting an optimal (as opposed to actual) financing structure, which is applied to unleveraged cash flows and results in an Enterprise Value for the business. Alternatively, for some sectors it is more appropriate to apply an equity approach instead, applying a cost of equity to leveraged cash flows to determine equity value.

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In calculating the terminal value, regard must be had to the business’ potential for further growth beyond the explicit forecast period. This can be calculated using either a capitalisation of earnings methodology or the ‘constant growth model’, which applies an expected constant level of growth to the cash flow forecast in the last year of the forecast period and assumes such growth is achieved in perpetuity.

Net assets or cost based

Under a net assets or cost based approach, total value is based on the sum of the net asset value or the costs incurred in developing a business to date, plus, if appropriate, a premium to reflect the value of intangible assets not recorded on the balance sheet.

Net asset value is determined by marking every asset and liability on (and off) the company’s balance sheet to current market values. A premium is added, if appropriate, to the marked-to-market net asset value, reflecting the profitability, market position and the overall attractiveness of the business. The net asset value, including any premium, can be matched to the ‘book’ net asset value, to give a price to net assets, which can then be compared to that of similar transactions or quoted companies.

A net asset or cost based methodology is most appropriate for businesses where the value lies in the underlying assets and not the ongoing operations of the business (e.g. real estate holding companies). A net asset approach is also useful as a cross check to assess the relative riskiness of the business (e.g. through measures such as levels of tangible asset backing).

Enterprise or equity value

Depending on the valuation approach selected and the treatment of the business’ existing debt position, the valuation range calculated will result in either an enterprise value or an equity value being determined.

An enterprise value reflects the value of the whole of the business (i.e. the total assets of the business including fixed assets, working capital and goodwill/intangibles) that accrues to the providers of both debt and equity. An enterprise value will be calculated if a multiple is applied to unleveraged earnings (i.e. revenue, EBITDA, EBITA or EBIT) or unleveraged free cash flow.

An equity value reflects the value that accrues to the equity holders. To compare an enterprise value to an equity value, the level of net debt must be deducted from the enterprise value. An equity value will be calculated if a multiple is applied to leveraged earnings (i.e. NPAT) or free cash flow, post debt servicing.

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Appendix 4 – Calculation of discount rate

We have assessed a nominal, post-tax WACC for the Immutep-part of the business and for the Prima-part of the business as presented in the table below. As Management has provided the financial forecast for Immutep denominated in USD, our assessed WACC range for Immutep is also denominated in USD, the WACC range for the Prima-part of the business is denominated in AUD.

Table 17: Discount rates

		Immutep		Prima
Development stage	Premium	Low	High	Low	High
Commercialised	—	16.0%	17.0%	17.0%	18.0%
Phase III	3% – 9%	19.0%	26.0%	20.0%	27.0%
Phase II	7% – 13%	23.0%	30.0%	24.0%	31.0%
Phase I	17% – 23%	33.0%	40.0%	34.0%	41.0%
Pre-Clinical	27% – 33%	43.0%	50.0%	44.0%	51.0%

Source: KPMG Corporate Finance Analysis

The ranges are based on build-up WACC ranges of 16.0% per annum to 17.0% per annum (Immutep) and 17.0% per annum to 18.0% per annum (Prima). Additionally we have applied a premium to this build-up WACC, recognising the current status of development of the products of Immutep and Prima based on hurdle rates.

Selection of the appropriate rate to apply to the forecast cash flows of any asset or business operations is fundamentally a matter of judgement. Whilst there is a body of theory that may provide a framework for the derivation of an appropriate discount rate, it is important to recognise that given the level of subjectivity involved in selecting various inputs to the theoretical framework there is no absolute “correct” discount rate.

We consider the rates adopted to be reasonable discount rates that purchasers would use in the current market in assessing the business of Prima and are reflective of the commercial, operational and technical risks of Prima’s assets.

Introduction to WACC concepts

The WACC of a firm is the expected cost of the various classes of its capital (i.e. its equity and debt), weighted by the proportion of each class of capital to the total capital of the firm and is represented by the following formula, which calculates an after tax nominal rate:

WACC = Kd x (1-tc) x (D/(D+E)) + Ke x (E/(D+E))

where the key inputs are defined as follows:

Ke	the after-tax cost of equity, which is the rate of return required by the providers of equity capital

Kd	the pre-tax cost of debt, which is the expected long-term future borrowing cost of the relevant project and/or business

tc	the applicable corporate tax rate

D	the market value of debt

E	the market value of equity.

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Given that the capital of the firm is used to finance the assets of the firm, WACC can be viewed as the cost of capital for the assets of the firm. It is an opportunity cost of capital in the sense that it reflects the returns that would have been earned in the market with the relevant capital if it was employed in the next best investment of equivalent risk profile. It represents the minimum weighted average rate of return which is required or expected by the providers of capital as compensation for bearing the risks associated with the relevant investment or business operation.

Each of the components of the WACC formula is discussed further below.

Cost of equity (Ke)

The WACC approach represents a merger of the Capital Asset Pricing Method (CAPM) with capital structure theory. In the WACC formula discussed earlier, the CAPM provides the means for estimating the cost of equity.

The CAPM provides a theoretical basis for determining a discount rate that reflects the risk of a particular investment or business operation. In simple terms, the CAPM states that the returns expected by an equity investor reflect the risk of the underlying equity investment. The risk can be determined by the risk-free rate of return plus a risk premium which reflects the relative risk (as measured by the “beta” factor) required to be borne by the investor. Therefore, the required rate of return for equity securities is determined as set out below:

Ke = Rf + ß x (MRP) + a

where the key inputs are defined as follows:

Rf	risk free rate of return

ß	beta factor of the investment or business operation.

MRP	equity market risk premium.

a	alpha factor.

A large degree of subjectivity is involved in estimating the inputs to the formula. These limitations mean that any estimate of the cost of equity must necessarily be regarded as indicative rather than as a firm and precise measure. Furthermore, because the cost of equity is a market-determined measure, changes in market conditions over time will affect its calculation.

Risk free rate (Rf)

The relevant risk-free rate of return is the return on a risk-free security, typically for a long-term period. In practice, long dated government bonds are accepted as a benchmark for a risk-free security. The spot yield to maturity of liquid government stocks has traditionally been accepted as a proxy for the risk-free rate in determining a cost of equity under the CAPM. However, we note that there is an argument that yields on government stocks may currently be trading at artificially suppressed levels.

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A number of approaches have been proposed to deal with this issue, KPMG Corporate Finance’s preferred approach is to adopt ‘blended’ long term rate at the valuation date as a proxy for the risk free rate, with the ‘blended’ rate based on:

•	the prevailing spot yield on government stocks of an appropriate time to maturity as a proxy of risk free rate that can be achieved over this period

•	a forecast long-run yield at the expiry of the initial period having regard to estimates published by various economic forecasters,

such that the present value of a nominal distribution stream on holding a fixed interest security over the relevant period at the ‘blended’ rate is the same as that by adopting the yield on a government stocks available as at the valuation date over an initial maturity period, followed by the long term rate discussed above.

Immutep

In the US, the spot yield to maturity on long dated US Treasury bonds has traditionally been accepted as a proxy for the risk free rate in determining a cost of equity under the CAPM. Further, the market in long dated US Treasury bonds is liquid such that, in our view, the current yield on US Treasury bonds represents the best indicator of the risk free opportunity cost of the assets for the forthcoming period at any particular point in time.

As described above, in our view, it is appropriate to take into account both the current yield on 30-year US Treasury bonds, as well as the longer term expected yield in order to calculate a blended risk free rate over a time horizon appropriate to the underlying business operations of Prima’s Immutep products. In this regard, we note that long-term estimates of the yield on US Treasury bonds approximated 4.5%. Adopting the spot yield of 2.75% for a period of 30 years, followed by 4.5% from year 31 onwards, results in a blended risk free rate estimate of 3.3% over the life of the underlying business, as at the Valuation Date.

Prima

In Australia, the spot yield to maturity of 10 year Government Bonds has traditionally been accepted as a proxy for the risk free rate in determining a cost of equity under the CAPM. Further, the market in 10 year Government Bonds is liquid such that, in our view, the current yield on Government Bonds represents the best indicator of the risk free opportunity cost of the assets for the forthcoming 10 year period at any particular point in time.

In our view, it is appropriate to take into account both the current yield on 10 year Australian Government Bonds, as well as the longer term expected yield in order to calculate a blended risk free rate over a time horizon appropriate to the underlying business operations of Prima. In this regard, we note that long term estimates of the yield on 10 year Australian Government Bonds approximated 5.5%. Adopting the spot yield of 2.64% for a period of 10 years, followed by 5.5% from year 11 onwards results in a blended risk free rate estimate of 4.3%.

Country risk premium

Immutep

In KPMG Corporate Finance’s view it is reasonable to conclude that a country risk exists for a company doing business in France. We have applied a country risk premium (CRP) for France of 0.5%, based on the observable spread of French issued USD denominated bonds as compared to US issued bonds. We do note that the market for Immutep products is global, however we consider a CRP remains appropriate.

©2015 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. The KPMG name, logo and “cutting through complexity” are registered trademarks or trademarks of KPMG International.

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Beta factor (ß)

The beta factor is a measure of the risk of an investment or business operation, relative to a well- diversified portfolio of investments. In theory, the only risks that are captured by beta are those risks that cannot be eliminated by the investor through diversification. Such risks are referred to as systematic, undiversifiable or market risk. The concept of beta is central to the CAPM given that beta risk is the only risk that is priced into investor required rates of return.

The beta for equity securities can be statistically measured by regressing the returns on an equity market index against the share price returns of the relevant stock. By definition, the market portfolio has an equity beta of 1.0. A beta greater than 1.0 implies that the returns on a stock are, on average, more volatile, and hence the stock is more risky than the market, whilst a beta of less than 1.0 implies the reverse.

The beta of a stock can be presented as either an adjusted beta or as an historical beta. The historical beta is obtained from the linear regression of a stock’s historical data and is based on the observed relationship between the security’s return and the returns on an index. Conversely, the adjusted beta is an estimate of a security’s future beta. It is initially derived from the historical beta, but modified by the assumption that a security’s true beta will move towards the market average of one, over time. Generally, an adjusted beta is used because of its greater predictive features.

Betas derived from stock market observations represent equity betas, which reflect the degree of financial gearing of the company. Consequently, it is not possible to compare the equity betas of different companies without having regard to their gearing levels. In theory, a more valid analysis of betas can be obtained by “ungearing” the equity beta, by applying the following formula:

ßa = ße / [1 + (D/E x (1-tc)]

where “D/E” is the debt and equity values of the relevant equity security and “tc” is the corporate tax rate. The adjustment involves stripping out the impact of financial gearing from the equity beta to obtain ungeared beta (denoted by ßa).

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The following table sets out closing market capitalisation as at 8 May 2015, the two year and five year historical average financial gearing and the adjusted ungeared two year weekly and five year monthly beta estimates for a selection of listed biotechnology companies in Europe and the US. The beta factors have been calculated relative to each company’s home exchange index.

Table 18: Comparable companies beta analysis

Beta analysis
Company name	Country	Market Cap AUDm	Unlevered beta 2-year weekly	Debt to equity 2-year avg	Unlevered beta 5-year monthly	Debt to equity 5-year avg
Innate Pharma S.A.	France	1,216	1.39	0%	1.07	0%
Transgene SA	France	271	0.76	15%	1.07	6%
Ablynx NV	Belgium	769	1.09	0%	1.29	0%
BioInvent International AB	Sweden	32	0.86	0%	0.76	0%
Wilex AG	Germany	60	1.11	0%	0.57	0%
NewLink Genetics Corporation	United States	1,864	0.89	0%	n/a	n/a
Peregrine Pharmaceuticals, Inc.	United States	314	0.67	0%	1.33	0%
Advaxis, Inc.	United States	726	0.44	0%	0.69	0%
Agenus Inc.	United States	618	0.70	0%	1.45	0%
OncoMed Pharmaceuticals, Inc.	United States	902	n/a	n/a	n/a	n/a
Celldex Therapeutics, Inc.	United States	3,218	1.36	0%	2.12	0%
Rigel Pharmaceuticals, Inc.	United States	417	1.34	0%	1.17	0%
AVAX Technologies Inc.	United States	9	0.02	44%	-0.46	18%
Dendreon Corp.	United States	6	0.17	138%	1.23	10%
Northwest Biotherapeutics, Inc.	United States	697	0.68	0%	2.22	2%
Amorfix Life Sciences Ltd.	Canada	3	-0.64	0%	0.16	0%

Mean (excl. outliers)			1.18	13%	1.55	3%
Median (excl. outliers)			1.23	0%	1.37	0%

Source: S&P Capital IQ (downloaded on 14 May 2015, data as at 8 May 2015), KPMG Corporate Finance Analysis

Note 1: Outliers have been shaded and excluded from the calculation of mean and median (where specified)

Note 2: Cash has been offset against debt for the purposes of calculating the gearing ratios ‘debt to equity’

In selecting an appropriate ungeared beta for Prima we have considered that biotech companies have varying risk profiles depending on the stage of their products in the clinical trial phase (most of the comparable have also commercialised products in their portfolio) and that there is significant variance in observed beta when measured over the different observation periods.

Having regard to the above and considering the nature of Prima’s operations, we consider, on balance, an appropriate ungeared beta for Prima to be in the order of 1.2 based on the ungeared two year weekly beta.

Having determined an appropriate ungeared beta, it is necessary to “regear” the beta to a specified level of financial gearing to determine the equivalent equity beta.

Debt/equity mix

The selection of an appropriate capital structure is a subjective exercise. The tax deductibility of the cost of debt means that the higher the proportion of debt, the lower the WACC for a given cost of equity. However, at significantly higher levels of debt, the marginal cost of borrowing would increase due to the greater risk which debt holders are exposed to. In addition, the cost of equity would also be likely to increase due to equity investors requiring a higher return given the higher degree of financial risk that they have to bear.

Ultimately for each company there is likely to be a level of debt/equity that represents the optimal capital structure for that company. In estimating the WACC, the debt/equity level assumption should reflect what

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would be the optimal or target capital structure for the relevant asset. Optimal (as opposed to actual) capital structures are not readily observable. Accordingly, any estimate of optimal capital structure is necessarily subjective. In practice, the existing capital structures of comparable businesses can be used as a guide to the likely capital structure for a firm, taking into consideration the specific financial circumstances of that firm. In drawing any conclusions from the comparable company information, it is important to note that the observed gearing levels usually represent current gearing levels, which may or may not be representative of optimal, long term gearing levels. Furthermore, the gearing level of a company at a given point in time can reflect recent new issues of debt or equity.

In selecting a gearing level for Prima, we have had regard to the gearing levels of a selection of listed biotech companies as set out in Table 19 and have applied professional judgment. We note that comparator group exhibited a wide range of capital structures with many of the smaller comparator companies having no debt. We do not believe this reflects the optimal capital structure of the business of Prima. On balance, we consider an appropriate long term gearing level for Prima to be in the order of 10% debt and 90% equity.

On this basis the regeared beta of Prima is 1.2 at the lower and 1.3 at the upper end of the range.

Market risk premium

The market risk premium (MRP) represents the additional return that investors expect in return for holding risk in the form of a well-diversified portfolio of risky assets (such as a market index). The MRP is the expected risk premium (an ex-ante concept). Given that expectations are not observable, a historical risk premium is generally used as a proxy for the expected risk premium.

The risk premium required by the market is not constant and changes over time. At various stages of the market cycle investors perceive that equities are more risky than at other times and will increase their expected return.

Immutep

Based on the adopted approach, a MRP of 5.5% is regarded as appropriate by KPMG Corporate Finance for the long-term investment based on USD denominated cash flows at the Valuation Date.

Prima

Based on the adopted approach, a MRP of 6.0% is regarded as appropriate by KPMG Corporate Finance for the long-term investment climate in Australia at the Valuation Date.

Size premium

The size premium captures the effects of both high growth and operational risk factors of small companies. Ibbotson, a Morningstar company, produced a publication in 2009 that verifies the use of a size premium for small companies. According to Ibbotson, a size premium accounts for the additional return earned by companies over and above that predicted by the CAPM. The size premium isolates the return attributable solely to size.

We have applied a size premium of 1.5% to 2.5% for Immutep and Prima.

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Company specific risk premium (a)

There are a number of issues specific to Prima that result in a company specific risk premium being added to the equity discount rate. These include, inter alia, the following:

•	comparable companies tend to be more diversified, both operationally and geographically

•	risks regarding the timing of marketing Immutep’s products. Delays in the proposed start of production could lead to significantly lower cash flows

•	risks associated with the Merck Serono license, as there is potential that this agreement does not terminate in 2018, which requires Immutep to pay further royalties to Merck Serono if certain background knowledge is used.

Considering these issues, we are of the view that there are sufficient risks inherent with Prima to support the application of a company specific risk premium of 4.0% to 5.0%.

Cost of debt (Kd)

Immutep

We have adopted an appropriate cost of debt for USD denominated cash flows in the order of 4.4% to 4.9%. This represents a risk margin of between 110 and 160 basis points over the selected risk free margin. We believe this to be reasonable.

Prima

We have adopted an appropriate Australian cost of debt in the order of 6.3% to 6.8%. This represents a risk margin of between 200 and 250 basis points over the selected risk free margin. We believe this to be reasonable.

Tax rate

This valuation does not purport to cater for each individual shareholder’s perspective, but rather that of the general body of Prima shareholders. As the ultimate liability for the tax on dividends lies with the beneficial owner of the shares and there are numerous categories of shareholder which are exempt from this tax, no adjustment has been made to our valuation in respect of the tax implications of dividends.

Immutep

We have applied a notional tax rate of 15.0%, which is the company tax rate applicable to income from licencing intellectual property in France at the Valuation Date.

Prima

We have applied a notional tax rate of 30.0%, which is the Australian corporate tax rate at the Valuation Date.

©2015 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. The KPMG name, logo and “cutting through complexity” are registered trademarks or trademarks of KPMG International.

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Calculation of base WACC

The following table summarises the implied base calculation of nominal post-tax WACCs for application in our valuation assessment based on the assumptions/inputs discussed above.

Table 19: Discount rate

Discount rate	Immutep		Prima
Assumptions	Low	High	Low	High
Beta
Ungeared beta	1.2	1.2	1.2	1.2
Gearing (D/E)	0%	10%	0%	10%
Corporate tax rate	15%	15%	30%	30%

Relevered equity beta	1.20	1.30	1.20	1.28
CAPM
Risk free rate	3.3%	3.3%	4.3%	4.3%
Country Risk Premium	0.5%	0.5%	0.0%	0.0%
Market risk premium	5.5%	5.5%	6.0%	6.0%
Relevered equity beta	1.2	1.3	1.2	1.3
Size premium	1.5%	2.5%	1.5%	2.5%
Company specific risk premium	4.0%	5.0%	4.0%	5.0%

Cost of equity	15.9%	18.5%	17.0%	19.5%
WACC
Debt Margin	1.1%	1.6%	2.0%	2.5%
Cost of debt (pre-tax)	4.4%	4.9%	6.3%	6.8%
Cost of equity	13.9%	15.5%	15.5%	17.0%
Corporate tax rate	15%	15%	30%	30%
% Total debt (D/EV)	0%	9%	0%	9%
% Market equity (E/EV)	100%	91%	100%	91%

WACC (rounded)	16.0%	17.0%	17.0%	18.0%

Source: KPMG Corporate Finance Analysis

Based on the inputs described previously we have calculated build-up WACC in the ranges of 16.0% per annum to 17.0% per annum for Immutep and 17.0% per annum to 18.0% per annum for the remaining Prima-part of the business.

Hurdle rates

Determining the appropriate discount rate to apply to a developing biotechnology company is a subjective matter. In general, investors in biotechnology industries often apply higher discount rates than those derived by applying a build-up CAPM approach when investing in early-stage companies. This is primarily due to the fact that these investments need to cover additional risks unaccounted for in the CAPM, such as the forecasting risk associated with estimating the ultimate market size of a drug only in the initial clinical trial stages. It is therefore typical for venture capitalists to apply rates of 30% to 40% to these companies depending on the current stage of the products in the clinical trial.

The framework we have applied is based on the expectation that the discount rate should decline as products move through the clinical trial process, until the point at which they can be considered a developed and commercialised product.

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Further, we note that the hurdle rates are typically applied in addition to the probabilities applied to the cash flows which reflect the risk of successfully passing through each stage of the clinical trial process.

Calculation of discount rate

Having regard to the calculation of the appropriate build-up WACC for a developed Prima business and the hurdle rates for each stage of the clinical process set out above, we consider the discount rates as presented in the table below for each product depending on the development stage to be appropriate.

Table 20: Discount rates

		Immutep		Prima
Development stage	Premium	Low	High	Low	High
Commercialised	—	16.0%	17.0%	17.0%	18.0%
Phase III	3% – 9%	19.0%	26.0%	20.0%	27.0%
Phase II	7% – 13%	23.0%	30.0%	24.0%	31.0%
Phase I	17% – 23%	33.0%	40.0%	34.0%	41.0%
Pre-Clinical	27% – 33%	43.0%	50.0%	44.0%	51.0%

Source: KPMG Corporate Finance Analysis

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Appendix 5 – Market evidence

Transaction Evidence

The table below sets out the transaction values implied by recent transactions that involved companies operating in the global biotechnology industry.

Table 21: Transaction evidence

Completion date	Target/Vendor	Acquirer	Phase	% Acq	Trans. value (USDm)
23-Feb-15	Dendreon Corp	Valeant Pharmaceuticals International	I-II	100%	495
27-Jan-15	Bavarian Nordic A/S	A.J. Aamund A/S	II-III	7%	n/a
8-Aug-14	Alpine Biosciences, Inc.	Oncothyreon Inc	I	100%	27
30-Jun-14	Precision Genome Engineering, Inc.	bluebird bio, Inc.	PC	100%	155
20-Jun-14	Expression Genetics, Inc.	Celsion Corp.	II-III	100%	44
17-Mar-14	Jennerex Biotherapeutics, Inc.	SillaJen, Inc.	II	n/a	150
8-Jan-14	ACT Biotech, Inc. (Worldwide Rights)	Eddingpharm Inc.	II	100%	95
20-Dec-13	Biolife Science Qld Limited	Imugene Ltd.	I	100%	3
19-Nov-13	EOS, S.p.A.	Clovis Oncology, Inc.	II	100%	410
15-Oct-13	Spirogen Limited Inc.	AstraZeneca	II	100%	440
1-Oct -13	Onyx Pharmaceuticals, Inc.	Amgen Inc.	I-III	100%	10,010
24-Jul-13	Lion Biotechnologies, Inc.	Genesis Biopharma, Inc.	PC-II	100%	13
17-Jun-13	Aragon Pharmaceuticals, Inc.	Janssen Research & Development	II	100%	1,000
6-Feb-13	Alkermes plc	Unknown buyer	PC	6%	170
18-Jan-13	Molecular Insight Pharmaceuticals	Progenics Pharmaceuticals	II	100%	154
12-Dec-12	YM BioSciences Inc.	Gilead Sciences Inc.	II-III	100%	483
5-Oct -12	VectorLogics Inc.	DNAtriX, Inc.	II	100%	n/a
5-Mar-12	Micromet, Inc.	Amgen Inc.	I-II	100%	1,017
13-Apr-11	Apthera Inc.	Galena Biopharma, Inc.	I-II	100%	40
26-May-11	Aegera Therapeutics, Inc.	Pharmascience Inc.	II	100%	n/a
6-Apr-11	Astex Therapeutics Limited	SuperGen Inc.	II	100%	n/a
30-Apr-11	Gemin X Pharmaceuticals, Inc.	Cephalon, Inc.	II	100%	525
1-Apr-11	Calistoga Pharmaceuticals	Gilead Sciences	II	100%	600

Total mean					833.2
Total media					169.7
Total range					3.5 to 10,009.8

Source: S&P Capital IQ, Mergermarket, Zephyr, KPMG Corporate Finance Analysis

Note 1: Transaction value refers to enterprise value of the company as of the date of completion

Note 2: n/a = not available

A brief description of each transaction is outlined below.

Acquisition of Dendreon Corporation by Valeant Pharmaceuticals International

On 23 February 2015, Valeant Pharmaceuticals International Inc acquired substantially all assets of Dendreon Corporation for USD 495 million. Dendreon Corporation discovers, develops, and commercialises novel therapeutics to enhance cancer treatment options for patients. Valeant Pharmaceuticals International Incorporation develops, manufactures, and markets pharmaceuticals, over-the-counter products, and medical devices worldwide.

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Acquisition of a 6.5% equity stake in Bavarian Nordic A/S by A.J. Aamund A/S

On 27 January 2015, A.J. Aamund A/S sold a 6.5% equity stake in Bavarian Nordic A/S to an unknown buyer. Bavarian Nordic A/S, a biotechnology company, researches, develops, and manufactures novel cancer immunotherapies and vaccines for infectious diseases.

Acquisition of Alpine Biosciences Inc by Oncothyreon Inc

On 8 August 2014, Oncothyreon Inc acquired Alpine Biosciences Inc for USD 27.1 million in stock. Upon closing of the transaction, Oncothyreon issued approximately 9.3 million shares of Oncothyreon common stock in exchange for all of the outstanding stock of Alpine Biosciences. Alpine Biosciences Inc develops therapies for cancer and rare diseases using nanoparticles and drug development. Oncothyreon Inc, a clinical-stage biopharmaceutical company, engages in the research and development of therapeutic products for the treatment of cancer.

Acquisition of Precision Genome Engineering Inc by bluebird bio Inc

On 30 June 2014, bluebird bio Inc acquired Precision Genome Engineering Inc for approximately USD 155 million. Precision Genome Engineering Inc operates as a biotechnology company designing and engineering molecules for the generation of gene and cell-based therapies primarily in the areas of cancer and infectious diseases. bluebird bio Inc, a clinical-stage biotechnology company, focuses on developing transformative gene therapies for severe genetic and rare diseases.

Acquisition of Expression Genetics Inc by Celsion Corporation

On 20 June 2014, Celsion Corporation acquired substantially all of the assets of Expression Genetics Inc for approximately USD 44 million. Under the terms of the agreement, Celsion will pay USD 3.4 million in cash and issue 2,712,188 shares of common stock. Expression Genetics Inc is a biopharmaceutical company that engages in the research and development of therapeutics based on genes, inhibitory RNA, and small molecules for the treatment of human diseases. Celsion Corporation is an oncology drug development company that focuses on the development and commercialisation of chemotherapeutic oncology drugs based on its proprietary heat-activated liposomal technology.

Acquisition of Jennerex Biotherapeutics Inc by SillaJen Biotherapeutics

On 17 March 2014, SillaJen Biotherapeutics completed an acquisition of the remaining stake in Jennerex Biotherapeutics Inc for approximately USD 150 million in cash, which includes potential future milestone payments. Jennerex Biotherapeutics Inc develops oncolytic products for cancer. SillaJen Biotherapeutics is a clinical-stage biotechnology company that designs, develops, and commercialises oncolytic immunotherapies for patients with life-threatening cancers.

Acquisition of ACT Biotech Inc (Worldwide Rights) by Eddingpharm Inc

On 8 January 2014, Eddingpharm (Cayman) Inc acquired the worldwide rights of ACT Biotech Inc to Telatinib, ACTB1003, and ACTB1010 for USD 95 million. The total consideration is inclusive of clinical, regulatory, and commercial milestone payments in future. ACT Biotech Inc operates as a biopharmaceutical company that focuses on the development and commercialisation of cancer drugs. The company develops a portfolio of oral small molecule kinase inhibitors as anti-cancer drugs. Eddingpharm (Cayman) Inc operates as a pharmaceuticals marketing company. The company engages in in-licensing, marketing, and distributing hospital pharmaceutical products in Hong Kong and China.

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Acquisition of Biolife Science Qld Limited by Imugene Limited

On 20 December 2013, Imugene Limited acquired Biolife Science Qld Limited for $3.7 million. Biolife Science Qld Limited is a biopharmaceutical company that engages in the development of new therapies for immunotherapy in oncology. It focuses on developing drugs for the treatment of gastric cancer, breast cancer, and melanoma using immunological approaches. Imugene Limited is an immuno-oncology biopharmaceutical company that engages in the research and development of novel antisense pharmaceuticals in Australia.

Acquisition of EOS S.p.A. by Clovis Oncology Inc

On 19 November 2013, Clovis Oncology Inc acquired EOS S.p.A. for approximately USD 410 million in cash and stock. Under the terms of the agreement, the consideration for the acquisition of common stock and Series A, Series A2, Series A3 and Series A4 preferred shares of EOS, comprises USD 10 million in cash and issuance of 3.71 million common shares of Clovis. EOS S.p.A. develops drug product candidates for the treatment of cancer. Clovis Oncology Inc is a biopharmaceutical company that focuses on acquiring, developing, and commercialising anti-cancer agents in the United States, Europe, and internationally.

Acquisition of Spirogen Limited by AstraZeneca

On 15 October 2013, AstraZeneca acquired Spirogen Limited for USD 440 million, comprising USD 200 million in cash as initial consideration and deferred consideration of up to USD 240 million based on reaching predetermined development milestones. AstraZeneca is a biologics R&D company that researches, develops, and explores medicines for unmet medical needs. Spirogen Limited develops DNA minor groove-binding molecules for the therapeutic treatment of cancer.

Acquisition of Onyx Pharmaceuticals Inc by Amgen Inc

On 1 October 2013, Amgen Inc acquired Onyx Pharmaceuticals Inc for approximately USD 10.0 billion in cash. Amgen Inc discovers, develops, manufactures, and delivers human therapeutics worldwide, specialising in the areas of oncology, haematology, inflammation, bone health, nephrology, cardiovascular, and general medicine. Onyx Pharmaceuticals Inc engages in the development and commercialisation of therapies that target the molecular mechanisms that cause cancer in the United States and internationally.

Acquisition of Lion Biotechnologies Inc by Genesis Biopharma Inc

On 24 July 2013, Genesis Biopharma Inc acquired Lion Biotechnologies Inc for USD 13.5 million in stock. Under the terms of agreement, Lion shareholders will be issued 134 million shares of Genesis on closing of the transaction and may receive an additional 135 million shares upon the achievement of certain milestones related to Genesis’ financial performance and position. Lion Biotechnologies Inc develops T-cell based immunotherapy products for the treatment of cancer.

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Acquisition of Aragon Pharmaceuticals Inc by Janssen Research & Development

On 17 June 2013, Janssen Research & Development LLC entered into definitive agreement to acquire Aragon Pharmaceuticals Inc for USD 1 billion in cash. Janssen Research & Development will make an upfront cash payment of USD 650 million, plus additional contingent payments of up to USD 350 million based on reaching predetermined milestones. Aragon Pharmaceuticals Inc develops medicines for the treatment of hormonally-driven cancers such as prostate and breast cancer. Janssen Research & Development LLC discovers, develops, and deliveries medicines and solutions for patients worldwide.

Acquisition of a 5.8% equity stake in Alkermes Public Limited Company by an unknown buyer

On 6 February 2013, an unknown buyer acquired a 5.8% stake in Alkermes Public Limited Company representing 7.75 million shares. Alkermes Public Limited Company is an integrated biopharmaceutical company that develops medicines that enhance patient outcomes.

Acquisition of Molecular Insight Pharmaceuticals Inc by Progenics Pharmaceuticals Inc

On 18 January 2013, Progenics Pharmaceuticals Inc acquired Molecular Insight Pharmaceuticals Inc for approximately USD 110 million through a stock purchase. Under the terms of agreement, Progenics Pharmaceuticals Inc will issue its 4.57 million shares as consideration. Molecular Insight Pharmaceuticals Inc operates as a clinical stage biotechnology company, which focuses on critical unmet diagnostic and therapeutic needs of prostate cancer patients. Progenics Pharmaceuticals Inc develops medicines for oncology in the United States and internationally.

Acquisition of YM Biosciences Inc by Gilead Sciences Inc

On 12 December 2012, Gilead Sciences Inc signed a definitive agreement to acquire YM BioSciences Inc for approximately USD 460 million in cash. Under the terms of the agreement, shareholders of YM Biosciences Inc will receive USD 2.95 per common share in cash, and holders of warrants and stock options will receive a cash payment equal to the difference between USD 2.95 and the exercise price of such warrant or stock option. YM BioSciences Inc is a drug development company that engages in developing haematology and cancer-related products. Gilead Sciences Inc is a biopharmaceutical company that discovers, develops, and commercialises medicines in North America, South America, Europe, and the Asia-Pacific.

Acquisition of VectorLogics Inc by DNAtriX Inc

On 5 October 2012, DNAtriX Inc acquired VectorLogics Inc in stock. Vectorlogics shareholders received equivalent shares in DNAtrix. The merged company will retain the name DNAtrix and continue to develop its lead cancer product, DNX-2401. VectorLogics Inc is a biotechnology company that develops products for the treatment of cancer and liver diseases. DNAtriX, Inc, a biotechnology company, engages in the development of an oncoloytic virus platform for the treatment of malignant glioma.

Acquisition of Micromet Inc by Amgen Inc

On 5 March 2012, Amgen Inc acquired Micromet Inc for USD 1 billion in cash. Micromet Inc, a biopharmaceutical company, engages in the discovery, development, and commercialisation of antibody- based therapies for the treatment of cancer. Amgen Inc, a biotechnology company, discovers, develops, manufactures, and delivers human therapeutics worldwide.

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Acquisition of Apthera Inc by Galena Biopharma Inc

On 13 April 2012, RXi Pharmaceuticals Corporation acquired Apthera Inc for approximately USD 40 million. Under the terms of the transaction, RXi Pharmaceuticals will pay 4.8 million shares of RXi’s common stock. Apthera, Inc develops and produces peptide-based cancer immunotherapy solutions. The company offers products for the treatment of breast and prostate cancers. RXi Pharmaceuticals Corporation, a biopharmaceutical company, focuses on developing and commercialising oncology therapeutics that address major unmet medical needs across cancer care.

Acquisition of Aegera Therapeutics by Pharmascience Inc

On 26 May 2011, Pharmascience acquired Aegera Therapeutics Inc from BDC Venture Capital, Matrix Asset Management Inc, Desjardins Venture Capital. Aegera Therapeutics Inc, a clinical stage biotechnology company, engages in developing targeted therapeutics to address unmet medical needs primarily in oncology and immuno-inflammation. Pharmascience Inc engages in the manufacture of generic drugs for pharmacists, drug wholesalers, hospitals and institutions, and retailers in Canada.

Acquisition of Astex Therapeutics Limited by SuperGen Inc

On 6 April 2011, SuperGen Inc entered into a definitive agreement to acquire Astex Therapeutics Limited in cash and stock. Pursuant to the terms of the agreements, SuperGen will pay to Astex shareholders USD 25 million in cash, plus shares in SuperGen common stock representing 35% of the total post-closing shares outstanding. Astex Therapeutics Limited discovers and develops molecularly-targeted oncology and virology drugs based on its pyramid drug discovery engine. SuperGen Inc discovers and develops small-molecule therapeutics with a focus on oncology and haematology.

Acquisition of Gemin X Pharmaceuticals Inc by Cephalon Inc

On 30 April 2011, Cephalon Inc acquired Gemin X Pharmaceuticals, Inc from investors for approximately USD 525 million in cash. Under the terms of the transaction, shareholders of Gemin X Pharmaceuticals, Inc will receive USD 225 million cash and can also receive up to USD 300 million in cash payments upon the achievement of certain regulatory and sales milestones. Gemin X Pharmaceuticals, Inc engages in the discovery, development, and manufacture of cancer therapeutics and drugs in the United States. Cephalon, Inc engages in the discovery and development of medicines for central nervous system disorders, pain, and cancer.

Acquisition of Calistoga Pharmaceuticals by Gilead Sciences Limited

On 1 April 2011, Gilead Sciences Limited acquired Calistoga Pharmaceuticals Inc for USD 600 million. Under the terms of agreement, Gilead will pay USD 375 million in cash to all common stock and preferred stock holders, and a portion of cash is subject to an escrow to fund any indemnity claims Gilead may have following the closing. Calistoga Pharmaceuticals Inc develops medicines to target the phosphoinositide-3 kinase pathways for the treatment of cancer, allergy, autoimmune, and inflammatory diseases. Gilead Sciences provides manufacturing, quality control, packaging, and distribution of medicinal drugs.

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Appendix 6 – Industry overview

To provide a context for assessing the future prospects of Prima, we have provided an overview of recent trends in the biotechnology industry.

Global biotechnology sector

The biotechnology industry features diverse firms who use molecular and cellular techniques or organic material to develop health technologies, medicinal products, produce crops or breed livestock. Biotechnology is often applied in the industries of food and medicine. Common operating activities include DNA coding and mapping, protein sequencing and synthesis, cell and tissue engineering and the research of subcellular organisms.

Products and services

The primary applications of biotechnology are in health, agriculture and the environment. The revenue share of each product segment as of 2014 is displayed in the chart below.

Figure 6: Product and services revenue segmentation in 2014

Source: IBISWorld, KPMG Corporate Finance Analysis

External drivers

Key external drivers that influence trends in the global biotechnology industry include:

•	global investor confidence – due to the possibility of failure while developing a new pharmaceutical product, many investors are more likely to fund new bio-tech start-ups and projects during upswings in global investor confidence

•	demographics (ageing population aged 65 years and older) – especially relevant for the human health technology sector, adults aged 65 and older spend more on healthcare than younger adults due to age related illnesses. Hence, an ageing population can influence sector growth

•	global research and development funding – public and private expenditure on research and development in biotechnology is a key source of industry revenue. Government priorities and competition between various strands of research for grants and funding can affect the aggregate R&D expenditure allocated to the biotechnology sector

•	number of students in OECD countries – as more of the population attends school and gains appropriate skills, the potential workforce for the biotechnology sector grows, thereby enhancing the potential for more biotechnology products being developed and brought to market.

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Industry participants

Biotechnology participants exhibit vast differences in scale. Smaller firms engaged in specialist R&D activity are typically funded through venture capital, initial public offerings, grants and/or collaborative agreements. In comparison, the sector’s larger companies often operate with a range of products and use advanced production, marketing and distribution methods, combined with in-house R&D capabilities.

According to IBISWorld16, the global biotechnology industry is fragmented with relatively low market share concentration. The sector’s top four players account for approximately 28.9% of industry revenue with the majority of firms employing less than 50 staff. The level of market share apportioned to the industry’s dominant firms is displayed in the graph below.

Figure 7: Company by market share in 2014

Source: IBISWorld, KPMG Corporate Finance Analysis

Key participants include:

•	Roche Holding – the world’s largest biotechnology company and owner of brands such as Rituxan, Herceptin, Avastin and Kadcyla. Roche Holding holds a market share of 9.2%

•	Gilead Sciences Incorporated – a leading biopharmaceutical company with a presence in over 130 countries, and owns brands such as Sovaldi, Harvoni and Truvada. Gilead Sciences Incorporated holds a market share of 8.5%

[16]	IBISWorld, Industry Report – Global Biotechnology, January 2015

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•	Amgen Incorporated – a human therapeutic product specialist with operations across Europe and North America. Amgen Incorporated generates approximately 77.5% of revenue from the United States and owns brands such as Neulasta, Neupogen, Epogen, Aransep, and Enbrel. Amgen Incorporated holds a market share of 7%

•	Merck KGaA – operator of the brands Merck Serono and Merck Milipore. In 2007, Merck acquired Serono, Europe’s largest biotechnology company. Merck KGaA holds a market share of 4.2%

•	Other – includes Monsanto Company (market share of 3.6%), Biogen Idec Incorporated (market share of 2.7%), and CSL Limited (market share of 1.9%).

Given many industry participants specialise in niche product offerings that are not easily commoditised, a fragmented market has persisted. However, mergers and acquisitions activity is expected to increase marginally as businesses seek exposure to new products and geographies. Acquirers are typically larger companies who often target firms with products in the later stages of development.

Geographic dispersion

Common features of locations where biotechnology industries have developed include the availability of private venture capital and public funding, legal protection for intellectual property rights, favourable tax incentives and access to skilled researchers from the education, scientific and government professions.

The industry’s level of geographic concentration measured by the number of biotechnology establishments in a given region is provided in the chart below:

Figure 8: Number of establishments by location in 2014

Source: IBISWorld, KPMG Corporate Finance Analysis

Historically, Europe and the United States have generated the majority of industry revenues. Recent growth rates have slowed, however, when compared to developing nations such Brazil, India and China. Anticipated improvements in access to healthcare and living standards is expected to increase the proportion of industry revenue being generated from the emerging markets. While the United States currently accounts for approximately 38% of revenue and is expected to remain dominant, the industry is becoming increasingly globalised.

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Current performance

Biotechnology revenues have proven less sensitive to fluctuations in economic conditions relative to other sectors. Many of the industry’s products exhibit the characteristics of non-discretionary items whose utility is not directly dependent on the prevailing stage of the business cycle, such as food and medicine. Levels of public sector investment have remained stable, yet improvements in private sector investment has proven relatively subdued since the global financial crisis.

Historical growth in revenues from CY04 to CY14 is displayed in the chart below. IBISWorld estimates biotechnology revenues have increased at an average rate of 10.8% per annum over CY10 to CY14 to reach USD 288.7 billion in CY14.

Figure 9: Historical industry revenue growth from CY04 through to CY14

Source: IBISWorld, KPMG Corporate Finance Analysis

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Market outlook

The global biotechnology sector is expected to undergo strong growth over the next five years, supported by increased investment from emerging markets and the commercialisation of aged care products in developed markets. IBISWorld forecasts average annual revenue growth of 9% from 2015 to 2020, culminating in revenue of approximately USD 480 billion.

Figure 10: Forecast industry revenue growth from CY15 through to CY20

Source: IBISWorld, KPMG Corporate Finance Analysis

As the industry grows, it is expected that companies will increasingly diversify their revenue base beyond a reliance on government funding and grants. In addition to increasing product sales, other potential income streams include outsourced research, licensing technologies and the production of ‘biosimilars’ – i.e. generic remakes of previously protected biotech drugs whose patents have since expired.

Market outlook – Oncology

Specifically in relation to the field of oncology, VisionGain comments that from 2014, new treatments hold great potential for investment, technological advances and high revenues. VisionGain predicts the world market for anti-cancer agents will reach USD 122.3 billion in 2018, expanding further by 2024.17 Despite promising market demand, companies involved in drug development hold specific risks that are fundamental to the operations of the company as a going concern and therefore, the survival of the company. The rate of survival is largely dependent on the progression of the company into various phases of drug development. Below we examine the survival rate of biotechnology companies obtained from various academic studies.

[17]	VisionGain, ‘Anti-cancer drugs industry and market: Therapies, R&D and forecasts 2014-2024’, 6 August 2014

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Probability of success - general

We set out below some general benchmark data for success probabilities that focus on biomolecular drugs (also referred to as large molecule drugs or biologics).

Table 22: Probability of success of biotech companies by development phase

Success probabilities according to various sources
	Avance Corporate Finance		BioMedTracker 2012		Literature average		Total average
Stage	% success of each stage	Cum % of success	% success of each stage	Cum % of success	% success of each stage	Cum % of success	% success of each stage	Cum % of success
Phase l	81.6%	14.7%	64.8%	10.7%	72.5%	18.6%	73.0%	14.8%
Phase Ila	81.0%	18.0%	66.2%	16.5%	75.0%	25.7%	74.1%	20.3%
Phase Ilb	69.8%	22.2%	49.4%	25.0%	61.3%	34.2%	60.2%	27.4%
Phase lll	42.4%	31.8%	60.0%	50.5%	64.5%	55.8%	55.6%	45.5%
Approval	75.0%	75.0%	84.2%	84.2%	86.5%	86.5%	81.9%	81.9%

Total	14.7%		10.7%		18.6%		14.8%

Source: Various industry publications, literature publications

We note that the various industry publications such as BioMedTracker and Avance, take a larger sample (1,250 and 211 companies respectively) and observe over a longer period of time compared to the literature sources (Tufts Centre for the Study of Drug Development18 sampled 50 of the largest pharmaceutical companies in 2010).

Additionally, according to several literature sources such as Kola & Landis (2004)19, different therapeutic areas may have different rates of success. We have therefore also accounted for the two main therapeutic areas that Prima is researching, Oncology and Immunology.

Furthermore, there are other factors that may affect the success probabilities such as:

•	the size and experience of the biotech company (Danzon et al (2005)20)

•	the level of the R&D budget or

•	the size of the R&D budget. As noted by Kola & Landis (2004) companies with smaller R&D budget may have higher success rates due to the possibility that their portfolio could be skewed towards a particular therapeutic focus or that they develop drugs that are structurally very similar to already known drugs.

We note that even at the approval/registration stage, approximately 20% of products may fail to reach the market. Failure at this stage represents a significant sunk cost and opportunity cost in terms of

[18]	DiMasi J.A, Feldman L, Seckler A & Wilson A, (2010), ‘Trends in risks associated with new drug development: success rates for investigational drugs’, Clin. Pharmacol. Ther. 87, 272–277
[19]	Kola I, Landis J, (2004), ‘Can the pharmaceutical industry reduce attrition rates?’, Nat Rev Drug Discov, Vol. 3, No. 8, 711-716
[20]	Danzon, P.M, Nicholson S, Pereira N.S, (2003), ‘Productivity in Pharmaceutical Biotechnology R&D: The Role of Experience and Alliances’, NBER Working Paper No. 9615

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development time. Reasons for the failure to secure approval from the FDA, include incomplete files or where it is deemed the drug is not safe and effective enough to be approved, despite passing Phase III of the trial.

The benchmark data suggests that, on average, the general success rate for drugs reaching the market is 14.8%. It is important to overlay the specific characteristics of each of Prima’s products on this and, as appropriate, to adjust this benchmark average to make it more relevant. Therefore we have analysed additional studies providing indications of success rates based on therapeutic areas.

Probability of success – oncology and immunology

We set out below some data for studies researching success probabilities that focus on oncology.

Figure 11: Probability of success - oncology

Source: Original data by BIO & BioMedTracker, updated by BioTech to December 2011

We note from the data above that:

•	the overall Phase I to FDA approval for oncology over the period 2004 to 2011 was 6.7% versus other therapeutic areas combined yield of 12.1%

•	the differences appear to be driven primarily by the difference in Phase III to New Drug Application / Biologic License Application (NDA/BLA).

BioTech interviewed a panel of oncology specialists from industry and academia and posed the question on why oncology has lower success probabilities. The panel noted that “the gold standard is the overall survival endpoint, but it is rare to get solid data for survival in Phase II. Typically Phase IIs are run for progression-free survival (PFS) or response rates (overall, complete, and partial response rates). This is very different from infectious disease or lipid lowering drugs, where the Phase endpoint is well defined and translated into the Phase III design. For example, unlike endpoints used in oncology, HepC and HIV have highly quantifiable markers such as viral load that provide direct, predictive value for Phase III. In oncology, the Phase II can be set up differently from the Phase III as the Phase II is often run to gain initial evidence to justify more rigorous, quantitative investigation”

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The chart below summarises BioMedTracker and BIO’s studies on the overall success rates for oncology by category of cancer:

Figure 12: Oncology probabilities of success

Source: BIO & BioMedTracker, data from October 2003-December 2010

A recent study performed by Hay et al. (2014) provides further success rates for drugs in development by indication. The success rate probabilities for drugs with the indication autoimmune and oncology are displayed in the table below. The results confirm the observation of lower success rates for drugs related to the indication oncology.

Table 23: Probability of success – oncology (Phase I) vs autoimmune disease

Success probabilities (Hay, 2014)
Stage	Autoimmune	Oncology (Phase I)	Total average
Phase I	68.0%	63.9%	66.9%
Phase II	34.0%	28.3%	39.8%
Phase III	68.4%	45.2%	55.4%
Approval	80.3%	81.7%	77.2%

Total	12.7%	6.7%	11.4%

Source: Hay et al., Clinical development success rates for investigational drugs, Nature Biotechnology, January 2014

Conclusion

The global biotechnology industry in which Prima participates is well positioned for future growth. Demographic tailwinds such as an ageing population in the developed world and associated increases in healthcare expenditure will work in the sector’s favour. Biotechnology’s pool of prospective talent also stands to benefit from an increasingly skilled workforce and greater participation in formal education and research.

Market share concentration remains low as the industry is characterised by a large number of small firms, though consolidation activity is forecast to increase at a marginal rate as businesses look to increase their product and geographic exposures. The industry’s sources of revenue are expected to gradually shift beyond a reliance on grants, public investment and venture capital towards product sales and technology licensing. Finally, although Europe and North America have been the dominant originator of biotechnology activity to date, the competitive landscape is becoming increasingly globalised with emerging economies expected to play a large role in shaping the industry’s future.

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Whilst growth in the biotechnology industry appear encouraging, the survival rate of biotechnology companies is fundamentally dependent on the company’s ability to pass each phase of development and testing, and to sustain a working capital position that allows them to achieve this. Furthermore, certain fields of research have inherently more risky attributes when compared to others. As detailed above, various academic research has observed lower success rates for drugs related to the indication oncology.

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Appendix 7 – Glossary

Abbreviation	Description
1Hxx	Half Year ended 31 December xx
AASB	Australian Accounting Standard Board
ADS	American Depositary Shares
AGM	Annual General Meeting
Announcement Date	14 May 2015
APC	Antigen Presenting Cells
APESB	Accounting Professional & Ethical Standards Board
ASCO	American Society for Oncology
ASIC	Australian Securities and Investments Commission
ASPAC	Asia Pacific
ASX	Australian Securities Exchange
AUD	Australian Dollar
Auditor	PricewaterhouseCoopers
Authorised Representative	Authorised representative of KPMG Corporate Finance
Bergen	Bergen Global Opportunity Fund, LP
Board	Board of Directors of Prima
CAGR	Compound average growth rate
CAPM	Capital Asset Pricing Method
CEO	Chief Executive Officer
CFO	Chief Financial Officer
cGMP	Current Good Manufacturing Practice
COGS	Cost of Goods Sold
the Company	Prima BioMed Limited
Corporations Act / the Act	Corporations Act 2001 (Cth)
Costim	CoStim Pharmaceuticals (Boston, MA)
Coverage Warrants	Approximately 371.5 million five year warrants issued to Ridgeback with an exercise price of $0.0237
CRP	Country risk premium
CYxx	Calendar Year ending 31 December
DCF	Discounted cash flow
Director	A director of Prima
EBIT	Earnings before interest and tax
EBITA	Earnings before interest, tax and amortisation
EBITDA	Earnings before interest, tax, depreciation and amortisation
EIP	Executive Incentive Plan
EIU	Economist Intelligence Unit
ESOP	Employee Share Option Plan
EUR	Euro
FDA	US Food and Drug Administration
FOS	Financial Ombudsman Service
FPO	Follow-on Placement Offers
FSG	Financial Services Guide

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Abbreviation	Description
FYxx	Financial Year ending 30 June xx
GBP	Great British Pound
GESOP	Global Employee Share Option Plan
GFC	Global Financial Crisis
GSK	GlaxoSmithKline
IER	Independent Expert Report
Immutep	Immutep SA
Independent Directors	Independent Directors of Prima
Initial Warrants	Approximately 8.5 million ten year warrants issued to Ridgeback with an exercise price of $0.0250 per share
IRS	Inland Revenue Services
KPMG Corporate Finance	KPMG Financial Advisory Services (Australia) Pty Ltd (of which KPMG Corporate Finance is a division)
LAG-3	Lymphocyte Activation Gene-3
LTM	Last twelve months of available financial information
Management	Management of Prima
MRP	Market risk premium
n/a	Not available
NDA/BLA	New Drug Application / Biologic License Application
Neopharm	Neopharm Group
New Subscription Shares	28.0 million additional subscription shares that were issued to Ridgeback at a share price of $0.02 per share, in return for the waiver of the break clause and the revision of the Subscription Agreement
nmf	Not meaningful figure
Non-Associated Shareholders	Shareholders of Prima eligible to vote on the Proposal
Novartis	Novartis AG
NPAT	Net profit after tax
NPBT	Net profit before tax
NTM	Next twelve months (based upon broker forecasts)
PDS	Product Disclosure Statement
Placement Shares	Additional shares issued to Ridgeback at the Subscription Price, to prevent dilution to Ridgeback’s shareholding as a result of Prima undertaking the SPP
Prima	Prima BioMed Limited
the Proposal	A conditional proposal from Ridgeback to finance the Company, in which Ridgeback will contribute both debt and equity, potentially acquiring up to 39.9% of Prima’s ordinary shares
R&D	Research and development
RG 111	ASIC Regulatory Guide 111 “Content of expert reports”
RG 74	ASIC Regulatory Guide 74 “Acquisitions approved by members”
Ridgeback	Ridgeback Capital Investments L.P.
ROE	Return on Equity
S&P	Standard & Poor’s
SG&A	General, administrative, sales and marketing expenses

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Abbreviation	Description
SPP	A share purchase plan of up to $10.0 million undertaken by Prima offered to Non-Associated Shareholders
SpringTree	SpringTree Special Opportunities Fund LP
Subscription Agreement	The agreement as executed between Ridgeback and Prima in relation to the Proposal
Subscription Shares	72,206,500 fully paid ordinary shares to Ridgeback, which comprise part of the Proposal
Subscription Price	The price at which the Subscription Shares are issued to Ridgeback ($0.0173 per share)
Subscription Notes	687,635,951 convertible notes, which comprise part of the Proposal
US	United States
USD	United States dollars
VWAP	Volume weighted average price
WACC	Weighted average cost of capital
YTD	Year to date

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PART TWO – FINANCIAL SERVICES GUIDE

Dated 22 June 2015

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Neither KPMG Corporate Finance nor the Authorised Representative pay commissions or provide any other benefits to any person for referring customers to them in connection with a Report.

Associations and relationships

Through a variety of corporate and trust structures KPMG Corporate Finance is controlled by and operates as part of the KPMG Partnership. KPMG Corporate Finance’s directors and Authorised Representatives may be partners in the KPMG Partnership. The Authorised Representative is a partner in the KPMG Partnership. The financial product advice in the Report is provided by KPMG Corporate Finance and the Authorised Representative and not by the KPMG Partnership.

From time to time KPMG Corporate Finance, the KPMG Partnership and related entities (KPMG entities) may provide professional services, including audit, tax and financial advisory services, to companies and issuers of financial products in the ordinary course of their businesses.

KPMG entities have provided, and continue to provide, a range of audit, tax and advisory services to the Client for which professional fees are received. Over the past two years professional fees of AUD 162,000 have been received from the Client. None of those services have related to the transaction or alternatives to the transaction.

No individual involved in the preparation of this Report holds a substantial interest in, or is a substantial creditor of, the Client or has other material financial interests in the transaction.

Complaints resolution

Internal complaints resolution process

If you have a complaint, please let either KPMG Corporate Finance or the Authorised Representative know. Formal complaints should be sent in writing to The Complaints Officer, KPMG, PO Box H67, Australia Square, Sydney NSW 1213. If you have difficulty in putting your complaint in writing, please telephone the Complaints Officer on 02 9335 7000 and they will assist you in documenting your complaint.

Written complaints are recorded, acknowledged within 5 days and investigated. As soon as practical, and not more than 45 days after receiving the written complaint, the response to your complaint will be advised in writing.

External complaints resolution process

If KPMG Corporate Finance or the Authorised Representative cannot resolve your complaint to your satisfaction within 45 days, you can refer the matter to the Financial Ombudsman Service (FOS). FOS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry.

Further details about FOS are available at the FOS website www.fos.org.au or by contacting them directly at:

Address:	Financial Ombudsman Service Limited, GPO Box 3, Melbourne Victoria 3001
Telephone:	1300 78 08 08
Facsimile:	(03) 9613 6399 Email: info@fos.org.au.

The Australian Securities and Investments Commission also has a freecall infoline on 1300 300 630 which you may use to obtain information about your rights.

Compensation arrangements

KPMG Corporate Finance has professional indemnity insurance cover as required by the Corporations Act 2001(Cth).

Contact Details

You may contact KPMG Corporate Finance or the Authorised Representative using the contact details:

KPMG Corporate Finance

A division of KPMG Financial Advisory Services (Australia) Pty Ltd

10 Shelley St

Sydney NSW 2000

PO Box H67

Australia Square

NSW 1213

Telephone:	(02) 9335 7000
Facsimile:	(02) 9335 7200

Sean Collins

C/O KPMG

PO Box H67

Australia Square

NSW 1213

Telephone:	(02) 9335 7000
Facsimile:	(02) 9335 7000

©2015 KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG. KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. The KPMG name, logo and “cutting through complexity” are registered trademarks or trademarks of KPMG International.

KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG.

KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Annexure E

Terms and Conditions of Director Performance Rights to be issued to Mr Marc Voigt, not otherwise set out earlier are as follows:

Lapse/forfeiture

Performance Rights issued will lapse on the earliest of:

•	The Expiry Date;

•	Any date the Board determines that the vesting conditions are not met and cannot be met;

•	The Director dealing in respect of the Performance Rights in contravention of the dealing or hedging restrictions; and

•	The Board determining that Mr Voigt has acted dishonestly, fraudulently or in material breach his material obligations to the Company

Change of control

On the occurrence of a Change of Control (as defined under the Corporations Act) where Mr Voigt’s services are no longer required by the Company all unvested Performance Rights shall immediately vest.

On the occurrence of a Change of Control (as defined under the Corporations Act) where Mr Voigt’s services are retained by the Company the Board will determine, in its sole and absolute discretion, the manner in which vested and unvested Performance Rights shall be dealt with

Cessation of employment

If Mr Voigt’s employment with the Company is terminated due to serious misconduct, material breach of contract of employment, unsatisfactory performance or unsuitability for his role or because he is ineligible to hold his office under any corporations or securities law, then all unvested Performance Rights will automatically lapse unless the Board determines otherwise.

If Mr Voigt’s employment with the Company is terminated for any other reason all unvested Performance Rights will automatically vest.

No dealing or hedging

Dealing restrictions apply to Performance Rights in accordance with Company’s securities trading policy. The Director is prohibited from hedging or otherwise protecting the value of any unvested Performance Rights held.

Rights attaching to shares

Shares issued on exercise of Performance Rights will rank equally for dividends and other entitlements and rank equally with existing ordinary Shares on issue at the time of allotment.

Company may issue or acquire shares

For the avoidance of doubt the Company may, in its absolute discretion, either issue new shares or acquire shares already on issue, or a combination of both, to satisfy the Company’s obligations.

Adjustments

Prior to the allocation of Shares upon exercise of Performance Rights the Board may make any adjustment it considers appropriate to the terms of securities in order to minimize or eliminate any material advantage or disadvantage resulting from a corporate action such as a capital raising or capital reconstruction.

Change of rights in event of reorganization of capital

In accordance with Listing Rule 6.16, Mr Voigt’s rights in respect of the Director Performance Rights will be changed to the extent necessary to comply with the listing rules applying to a reorganization of capital at the time of reorganization.

Right to participate in new issues of Company securities

In accordance with Listing Rule 6.19, the Director Performance Rights do not provide a right to participate in any new issues of Company securities unless and until any vested Director Performance Rights are exercised.

All Correspondence to:
By Mail	Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001 Australia
By Fax:	+61 2 9290 9655
Online:	www.boardroomlimited.com.au
By Phone:	(within Australia) 1300 737 760
(outside Australia) +61 2 9290 9600

YOUR VOTE IS IMPORTANT

For your vote to be effective it must be recorded before 11:00am (AEST) on Wednesday the 29th of July, 2015.

STEP 1:	VISIT www.votingonline.com.au/primabiomedgm2015	Scan QR Code using smartphone QR Reader App
STEP 2:	Enter your Holding/Investment type:
STEP 3:	Enter your Reference Number:
STEP 4:	Enter your VAC:
PLEASE NOTE: For security reasons it is important you keep the above information confidential.

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your Proxy.

If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a security holder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company’s securities registry or you may copy this form.

To appoint a second proxy you must:

(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an “Appointment of Corporate Representative” prior to admission. An Appointment of Corporate Representative form can be obtained from the company’s securities registry.

Key Management Personnel (as at the date of this meeting), and their closely related parties, will be excluded from voting as proxies on item 5 unless they are voting as a proxy entitled to vote and they vote in accordance with a direction on the voting form or, in the case of the Chairman of the Meeting acting as proxy, the Chairman of the Meeting has received express authority to vote undirected proxies as the Chairman of the Meeting sees fit.

STEP 3 SIGN THE FORM

The form must be signed as follows:

Individual: This form is to be signed by the securityholder.

Joint Holding: where the holding is in more than one name, all the securityholders should sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by 11:00 am (AEST) on Wednesday the 29th of July, 2015. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the enclosed Reply Paid Envelope or:

Online	www.votingonline.com.au/primabiomedgm2015

By Fax	+ 61 2 9290 9655

By Mail	Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001 Australia

In Person	Grosvenor Place
Level 12, 225 George Street
Sydney NSW 2000 Australia

Attending the Meeting

If you wish to attend the meeting please bring this form with you to assist registration.

Prima BioMed Limited

ACN 009 237 889

☐	Your Address
This is your address as it appears on the company’s share register. If this is incorrect, please mark the box with an “X” and make the correction in the space to the left. Securityholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your securities using this form.

PROXY FORM

STEP 1	APPOINT A PROXY

I/We being a member/s of Prima BioMed Limited (Company) and entitled to attend and vote hereby appoint:

☐        the Chair of the Meeting (mark box)

OR if you are NOT appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy below or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Extraordinary General Meeting of the Company to be held at K&L Gates, Level 31, 1 O’Connell Street, Sydney NSW 2000, Australia on Friday the 31st of July, 2015, at 11:00am (AEST) and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman of the Meeting becomes my/our proxy by default), I/we expressly authorise the Chairman of the Meeting to exercise my/our proxy in respect of item 5 (except where I/we have indicated a different voting intention below) and acknowledge that the Chairman of the Meeting may exercise my/our proxy even though item 5 is connected directly or indirectly with the remuneration of a member of Key Management Personnel.

As at the date of the Notice of this Extraordinary General Meeting the Chair of the Meeting intends to vote undirected proxies in favour of each of the items of business. In exceptional circumstances the Chairman of the Meeting may subsequently change his/her voting intention on any resolution, in which case an ASX announcement will be made.

STEP 2	VOTING DIRECTIONS

*  If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called.

		For	Against	Abstain*
Resolution 1	Ratification of Issue of 200,000,000 Warrants & Shares to Acquire Immutep S.A.	☐	☐	☐

Resolution 2	Ratification of Issue of 22,936,950 Securities to Bergen Global Opportunity Fund LP	☐	☐	☐

Resolution 3	Ratification of Issue of 100,206,500 Subscription Shares to Ridgeback	☐	☐	☐

Resolution 4	Approval of the Issue of further Securities to Ridgeback	☐	☐	☐

Resolution 5	Grant of Director Performance Rights to Mr Marc Voigt	☐	☐	☐

STEP 3	SIGNATURE OF SHAREHOLDERS
This form must be signed to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name	Contact Daytime Telephone	Date / / 2015